SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
787 SEVENTH AVENUE
NEW YORK, NY 10019
(212) 839 5300
(212) 839 5599 FAX

fnoero@sidley.com
(212) 839-5986

July 7, 2006

BY HAND

Office of International Corporate Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Electric Interconnection SA

Re: ~~Interconexión Eléctrica S.A. E.S.P~~./ADR Level I
Filing Requirements Pursuant to Rule 12g3-2(b)
of the Securities Exchange Act of 1934, as amended
File No. ~~82-34774~~ 82-34786

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"), I hereby submit on behalf of Interconexión Eléctrica S.A. E.S.P. (the "Issuer"), an English-language translation of each of the following original Spanish-language documents pertaining to the Issuer:

Information for the Months of March, April and May of the Year 2006- "Información Eventual" (Other Relevant Information) submitted to the Colombian Financial Superintendency (the "Colombian Securities Commission").

1. Summary of Other Relevant Information submitted to the Colombian Securities Commission (from March 1 until May 17, 2006).

2. Letter from Duff & Phelps de Colombia S.A. to the Colombian Securities Commission dated May 9, 2006, regarding the supplement to the rating of certain bonds.

3. Document dated May 19, 2006 containing an abstract of the Board of Directors of ISA No. 635. The document contains resolutions of the Board of Directors authorizing the commencement of proceedings for issuing and underwriting commercial papers.

4. Document dated May 19, 2006 regarding ISA's underwriting a bond issue on April 7, 2006 worth COP$118,500 million for a 20-year term, through a "Dutch Auction" in the Colombian Stock Exchange.

dlw 7/13

5. Document posted on April 5, 2006, regarding the Fourth Tranche of ISA's Domestic Debt Bonds Program as presented to the Board of Directors.

6. Letter from Duff & Phelps de Colombia S.A. to the Colombian Securities Commission dated May 9, 2006, regarding the securities rating of AAA (Triple A) for ISA's 1999 and 2001 bond issuance.

7. Notice posted on March 29, 2006 with respect to the election of the Board of Directors.

8. Document posted on March 29, 2006 whereby management informs that ISA is aiming at 19 new business prospects in Peru, Brazil and Chile as well as the interconnection with Panama and the participation in Ecogas.

9. Document regarding ISA's ordinary stockholders' meeting held on March 27, 2006. The document contains propositions approved in connection with: (i) the election of the Board of Directors, (ii) the election of the independent auditor and (iii) issuance of bonds and preferred stock.

10. Document posted on March 27, 2006, regarding general stockholders' meeting in which an amendment to ISA's Good Governance Code, as approved by the Board of Directors, is presented to the stockholders' consideration.

11. Document regarding the appropriation and distribution of year 2005 earnings to establish reserve required by tax authorities, declare dividends, and establish occasional reserve for protection of equity.

12. Notice to stockholders posted on March 9, 2006, whereby management informs that should the proposition to appropriate and distribute 2005 fiscal year earnings to establish reserve required by fiscal regulations and to declare dividends, be approved, total COL$115,241 will be paid as dividends corresponding to COL$120 per share.

13. Document regarding securities rating issued by Standard & Poors (S&P), changing ISA's foreign currency outlook from stable to positive on February 24, 2006.

14. Summary of other relevant information submitted to the Colombian Securities Commission (from May 23 until May 31, 2006).

15. Document posted on May 23, 2006 regarding ISA's investment in other corporations which states that ISA (with 60%) and its partner EEB (with 40%) agreed with Hydro-Quebec the acquisition of the latter's shareholding in Consorcio Transmantaro S.A., an energy transmission company located in Peru.

16. Document posted on May 23, 2006 informing an amendment to ISA's Code of Corporate Governance by the Board of Directors.

Financial information for the Quarter ending on March 31, 2006.

17. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of January 2006, regarding the placement of securities by the Issuer in the primary market.

18. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of February 2006, regarding the placement of securities by the Issuer in the primary market.

19. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of March 2006, regarding the placement of securities by the Issuer in the primary market.

20. Letter from the Issuer to the Colombian Securities Commission, including Forms 180, 181, 182, 183, 184, 185, 186, 187 and 188 for the three month period ended March 31, 2006.

Other Corporate Information

21. True and complete translation of Public Deed No. 580 of 2006, with partial amendment and compilation of the articles of incorporation of ISA.

22. Certificate of incorporation and incumbency of ISA, issued on March 1st, 2006 by the Chamber of Commerce of Medellin.

23. Two (2) copies of ISA's annual report for year 2005 in English. This report includes two volumes (volume I and II).

Sincerely yours,

Francesco Noero

Enclosures

cc: Mr. Juan David Bastidas, ISA

cc (w/o Enclosures): Mr. Javier Genaro Gutiérrez Pemberthy, ISA
Andrew C. Quale, Jr.
Janet E. Miller

SIDLEY AUSTIN LLP
SIDLEY

SIDLEY AUSTIN LLP
787 SEVENTH AVENUE
NEW YORK, NY 10019
(212) 839 5300
(212) 839 5599 FAX

fnoero@sidley.com
(212) 839-5986

July 7, 2006

BY HAND

Office of International Corporate Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Interconexión Eléctrica S.A. E.S.P./ADR Level I
Filing Requirements Pursuant to Rule 12g3-2(b)
of the Securities Exchange Act of 1934, as amended
File No. 82-34774

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"), I hereby submit on behalf of Interconexión Eléctrica S.A. E.S.P. (the "Issuer"), an English-language translation of each of the following original Spanish-language documents pertaining to the Issuer:

Information for the Months of March, April and May of the Year 2006- "Información Eventual" (Other Relevant Information) submitted to the Colombian Financial Superintendency (the "Colombian Securities Commission").

1. Summary of Other Relevant Information submitted to the Colombian Securities Commission (from March 1 until May 17, 2006).

2. Letter from Duff & Phelps de Colombia S.A. to the Colombian Securities Commission dated May 9, 2006, regarding the supplement to the rating of certain bonds.

3. Document dated May 19, 2006 containing an abstract of the Board of Directors of ISA No. 635. The document contains resolutions of the Board of Directors authorizing the commencement of proceedings for issuing and underwriting commercial papers.

4. Document dated May 19, 2006 regarding ISA's underwriting a bond issue on April 7, 2006 worth COP$118,500 million for a 20-year term, through a "Dutch Auction" in the Colombian Stock Exchange.

5. Document posted on April 5, 2006, regarding the Fourth Tranche of ISA's Domestic Debt Bonds Program as presented to the Board of Directors.

6. Letter from Duff & Phelps de Colombia S.A. to the Colombian Securities Commission dated May 9, 2006, regarding the securities rating of AAA (Triple A) for ISA's 1999 and 2001 bond issuance.

7. Notice posted on March 29, 2006 with respect to the election of the Board of Directors.

8. Document posted on March 29, 2006 whereby management informs that ISA is aiming at 19 new business prospects in Peru, Brazil and Chile as well as the interconnection with Panama and the participation in Ecogas.

9. Document regarding ISA's ordinary stockholders' meeting held on March 27, 2006. The document contains propositions approved in connection with: (i) the election of the Board of Directors, (ii) the election of the independent auditor and (iii) issuance of bonds and preferred stock.

10. Document posted on March 27, 2006, regarding general stockholders' meeting in which an amendment to ISA's Good Governance Code, as approved by the Board of Directors, is presented to the stockholders' consideration.

11. Document regarding the appropriation and distribution of year 2005 earnings to establish reserve required by tax authorities, declare dividends, and establish occasional reserve for protection of equity.

12. Notice to stockholders posted on March 9, 2006, whereby management informs that should the proposition to appropriate and distribute 2005 fiscal year earnings to establish reserve required by fiscal regulations and to declare dividends, be approved, total COL$115,241 will be paid as dividends corresponding to COL$120 per share.

13. Document regarding securities rating issued by Standard & Poors (S&P), changing ISA's foreign currency outlook from stable to positive on February 24, 2006.

14. Summary of other relevant information submitted to the Colombian Securities Commission (from May 23 until May 31, 2006).

15. Document posted on May 23, 2006 regarding ISA's investment in other corporations which states that ISA (with 60%) and its partner EEB (with 40%) agreed with Hydro-Quebec the acquisition of the latter's shareholding in Consorcio Transmantaro S.A., an energy transmission company located in Peru.

16. Document posted on May 23, 2006 informing an amendment to ISA's Code of Corporate Governance by the Board of Directors.

Financial information for the Quarter ending on March 31, 2006.

17. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of January 2006, regarding the placement of securities by the Issuer in the primary market.

18. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of February 2006, regarding the placement of securities by the Issuer in the primary market.

19. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of March 2006, regarding the placement of securities by the Issuer in the primary market.

20. Letter from the Issuer to the Colombian Securities Commission, including Forms 180, 181, 182, 183, 184, 185, 186, 187 and 188 for the three month period ended March 31, 2006.

Other Corporate Information

21. True and complete translation of Public Deed No. 580 of 2006, with partial amendment and compilation of the articles of incorporation of ISA.

22. Certificate of incorporation and incumbency of ISA, issued on March 1st, 2006 by the Chamber of Commerce of Medellin.

23. Two (2) copies of ISA's annual report for year 2005 in English. This report includes two volumes (volume I and II).

Sincerely yours,

Francesco Noero

Enclosures

cc: Mr. Juan David Bastidas, ISA

cc (w/o Enclosures): Mr. Javier Genaro Gutiérrez Pemberthy, ISA
Andrew C. Quale, Jr.
Janet E. Miller

Entity: INTERCONEXION ELECTRICA S.A. E.S.P.

Date	Time	Subject	Summary	Attachment
17/05/2006	16:56:36	Securities rating	Communication 2006015796-001-000	See attachment
16/05/2006	16:24:33	Pre-agreed operations	On 16-05-06 this Superintendency received information about a pre-agreement scheduled for 23-05-2006, by which agreement a beneficial owner has agreed to purchase 9,102 ISA shares at market price.	N/A
09/05/2006	17:14:15	Pre-agreed operations	On 09-05-06 this Superintendency received information about a pre-agreement scheduled for 15-05-2006, by which agreement a beneficial owner has agreed to purchase 9,102 ISA shares at market price.	N/A
02/05/2006	15:10:44	Securities underwriting	In meeting No. 635 of April 28th 2006, the Board of Directors authorized initiation of	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			procedures for issuing and underwriting commercial papers.	
19/04/2006	13:53:47	Earnings or Losses Project approved by the Stockholders' Meeting	In line with the COL$115,241 million earnings and reserves distribution approved by the Stockholders' Meeting of 2006, today starts the first dividend payment of COL$30.00 per each of the 960,341,683 outstanding common shares.	N/A
10/04/2006	13:47:16	Securities underwriting	On April 7th, Interconexion Electrica S.A E.S.P., ISA, underwrote a bond issue worth COL$118,500 million at 20-year term through a Dutch Auction conducted in the Colombian Stock Exchange.	See attachment
05/04/2006	08:01:16	Securities underwriting	Information regarding the Fourth Tranche of ISA'S Domestic Debt	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			Bonds Program with the following characteristics was presented to the Board of Directors in meeting No. 634 held on March 27th 2006. See attached information.	
04/04/2006	13:34:10	Securities rating	Communication 2006015796-000-000	See attachment
03/04/2006	17:11:36	Securities rating	Communication 2006015796-000-000	See attachment
29/03/2006	17:14:20	Pre-agreed operations	On 31-03-2006 this Superintendency received information about a pre-agreement scheduled 31-03-2006, by which agreement a beneficial owner has agreed to purchase 2,040 ISA shares at market price.	N/A
29/03/2006	17:08:21	Pre-agreed operations	This Superintendency received information about a pre-agreement scheduled for 31-03-06, by which agreement a beneficial owner has agreed to purchase	N/A

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			3,029 ISA shares at market price.	
29/03/2006	14:42:57	Changes to the Board of Directors	ISA's Regular Stockholders' Meeting held on March 27th approved changes to the Board of Directors. See attached file.	See attachment
29/03/2006	07:40:29	New activities and businesses	The General Manager informed that even though these are only prospects, ISA is aiming at 19 businesses, among which are the participation in the expansion plans of Peru, Brazil and Chile, as well as the interconnection with Panama and the participation in Ecogas.	See attachment
28/03/2006	13:38:06	Securities issuance	ISA's Regular Stockholders' Meeting approved issuance of bonds and preferred stock, election of the	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			Board of Directors, and reelection of Independent Auditor.	
27/03/2006	17:23:41	Amendment to the Articles of Incorporation	ISA's Regular Stockholders' Meeting held today in Medellin authorized a partial amendment to the Articles of Incorporation.	See attachment
27/03/2006	17:04:27	Earnings or Losses Project approved by the Stockholders' Meeting	ISA's Regular Stockholders' Meeting held today in Medellin authorized distribution of earnings and reserves for COL$115,241 million to pay dividends. See Attachment.	See attachment
27/03/2006	15:02:17	Pre-agreed operations	This Superintendency received information about a pre-agreement scheduled 24-03-2006, by which agreement a beneficial owner has agreed to purchase 59,898 ISA shares at	N/A

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			market price.	
17/03/2006	17:40:42	Pre-agreed operations	By communication 2006013123 of 13-03-06 Inversionistas de Colombia informed of a pre-agreement scheduled for 15-03-06, by which agreement a beneficial owner has agreed to purchase 3,384 ISA shares at market price.	N/A
09/03/2006	08:00:02	Earnings or Losses Project to be presented to the Stockholders' Meeting	In compliance with External Circular Letter No. 13 of 1998, as a supplement to the project for earnings distribution published on February 27th under OTHER RELEVANT INFORMATION, we inform the ex-dividend dates.	See attachment
06/03/2006	11:00:37	Issuer's financial issues	Attached is an S&P's press release dated February 24th changing our foreign currency outlook from stable to positive.	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in six pages of the Summary of Other Relevant Information for Interconexión Eléctrica S. A. E. S. P. as of May 19th 2006.

IN TESTIMONY THEREOF, I sign my name and stamp my official seal in my office, in the city of Medellín, today, May 19th 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

DCR

Duff and Phelps de Colombia, S.A.
Sociedad Calificadora de Valores

PBX: 347 45 73
Fax: 347 45 74

RECEIVED
2006 JUL 12 A 10:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Bogotá, May 9th 2006

Sticker:

	Colombian Financial Superintendency	Barcode:	2006015796-001-000
Procedure:	053 RATING REPORTS	Date: 09/05/2006	12:34 PM
Doc. Type:	86- ANSWER TO REQUEST	Attachments: YES	Pages: 00004
Applies to	0000-000000-BLANK	Entry Sec. Dia:	0228
Sender	0084-000001-DUFF&PHELPS DE COLOMBIA		
Addressee:	141000-MARKET ACCESS DIVISION		
Telephone:	594 02 00		31/05/2006

ENTITY:	084001
PROCEDURE:	058
ATTACHMENTS:	01
PAGES:	04

Ms.

JEANNETTE FORIGUA ROJAS

Delegate Superintendent for Issuers, Investment Portfolios and other agents

Colombian Financial Superintendency

Bogota, D.C.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Dear Ms. Jeannette,

To supplement our communication of past March 24th recorded with number 2006015796-000-000, we are sending again the letter with the rating grounds for the 1999 and 2001 bond issues conducted by INTERCONEXION ELECTRICA S.A. – ISA S.A. E.S.P., after effecting some precisions suggested by the issuer.

Yours truly,

(signed)

GUSTAVO ARISTIZÁBAL

President

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

DCR

Duff and Phelps de Colombia, S.A.
Sociedad Calificadora de Valores

PBX: 347 45 73
Fax: 347 45 74

Bogotá, May 9th 2006

ENTITY:	084001
PROCEDURE:	058
ATTACHMENTS:	01
PAGES:	03

Ms.

JEANNETTE FORIGUA ROJAS

Delegate Superintendent for Issuers, Investment Portfolios and other agents

Colombian Financial Superintendency

Bogota, D.C.

Dear Ms. Jeannette,

We hereby inform you that in today's meeting, the Board of Directors of Duff & Phelps de Colombia S.A. upheld the AAA rating for the bond issues carried out in 1999 and 2001 by INTERCONEXIÓN ELÉCTRICA S.A. – ISA S.A. E. S. P. for COL$ 180 billion and $130 billion, respectively. Such rating means issues of the highest credit quality. Risk factors are virtually nonexistent.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Such rating reflects:

ISA's revenues from energy transmission and connection services are regulated through CREG methodology, and constitute stable and predictable revenues with very limited vulnerability to economic cycles. As of the end of December of 2005, ISA's total revenues equaled COL$708,280 million, 0.6% below the corresponding figure for 2004, since with the commencement of commercial operation of XM Compañía de Expertos en Mercados S.A. E. S. P., starting in October of 2005 ISA no longer receives revenues from wholesale energy market dispatch and coordination activities. Accordingly, EBITDA at COL$478,858 was slightly lower than that of same period of last year. Also, the company's debt coverage indicator, EBITDA/interest was 3.8x a level similar to those of 2004.

As of the end of 2005, ISA's debt totaled COL$1,121,150 million, slightly lower than the one reported in December of 2004. Currently, 89% of ISA's debt, including hedging operations, is denominated in domestic currency and 11% in foreign currency. According to its expansion plans, the Company will require financing for its investment projects that might reduce its debt hedging measures. ISA is currently analyzing several financing options for its strategic plan, which includes participation in projects and / or companies akin to its activities in Latin America. It is important to highlight that in analyzing such alternatives, ISA keeps strict follow-up so as to preserve its credit risk profile.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

In October of 2005 started operations affiliate, "XM Compañia de Expertos en Mercados S.A. E.S.P.", whose purpose is the provision of integrated services of operation, administration and development of wholesale energy and gas markets, locally, regionally and globally. From such date, this company will take over the revenues and expenses of CND and MEM, formerly recorded in ISA's financial statements. It is necessary to point out that since the remuneration scheme for such activity recognizes AOM expenses and investment as revenues, the split shall not affect ISA's financial structure, even though its operating revenues are reduced.

In Colombia, Interconexión Eléctrica S.A. E.S.P. owns the largest participation in the National Transmission System (STN), with 69.7% of the System's total assets measured by the As-New-Replacement Value. As a result of the awarding of UPME 01 and UPME 02 projects of 2003 ISA's share in STN will increase, thus ratifying its position as owner of 100% of the 500kV grid in Colombia. Additionally, its STN share is further increased through its affiliate Transelca S.A. E.S.P., who owns 9.8% of the System measured with respect to the As-New-Replacement Value of the National Transmission System (STN) calculated with unit costs provided by CREG Resolution 026 of 1999. The value of the investment plus the difficulty of laying alternate grids constitute strong barriers to the entrance of prospective competitors, conditions that characterize ISA's current participation in the National Transmission System as a natural monopoly.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

In the last few years, ISA Economic Group has stood out as one of the main promoters and developers of energy projects in the Andean Region and Central America. ISA Group currently manages 84% of total kilometers in transmission grids in Colombia, 79% in Peru, and 51% in Bolivia. ISA is present in Peru with the concession to operate and maintain the transmission system in Peru through Red de Energia del Peru "REP", and the start of operations of ISA-PERU; in Ecuador, through an agreement with TRANSELECTRIC for construction and commercialization of an interconnection with Ecuador that started commercial operations in March of 2003; and in Bolivia, through ISA Bolivia, created for construction and operation of transmission grids. In February of 2005, ISA was accepted as the eighth partner of Empresa Propietaria de la Red (EPR), an electric project consisting of design and construction of approximately 1,830 kilometers of 230kV transmission lines, allowing interconnection of six Central American countries, from Guatemala to Panama.

In the area of telecommunications, ISA Economic Group has an active participation through its companies FLYCOM and INTERNEXA, which deliver value-added and carrier-of-carriers services, nationally and internationally. Given that telecommunications business' risks are higher than those of the power sector, Duff & Phelps de Colombia S.A. will keep detailed follow-up of these companies' financial performance.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Current methodology for remuneration of the National Transmission System (STN) and parameters used for its calculation were in force until December of 2005. CREG Resolution 007 of 2005 issued on February 24th 2005, sets forth for electricity providers, users, and other interested parties, the bases of a study to be conducted to define formulae for calculation of the remuneration of the electric power transmission activity during the upcoming tariff period. Accordingly, a Resolution with definite tariffs for transmission revenues will be ready for 2006. Even though the future tariff scheme for transmission activity is somehow uncertain, no significant changes are expected.

Given that terrorist attacks against the STN are beyond the will of energy transporters, the latter continue to be remunerated. Nonetheless, carriers assume infrastructure recovery expenditures. Duff & Phelps will closely monitor the country's public order situation.

Yours truly,

(signed)

GUSTAVO ARISTIZÁBAL

President

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in seven pages of a supplement to a rating from Duff & Phelps de Colombia dated May 9th 2006

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, May 19th 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

In Meeting No. 635 of April 28th 2006, ISA's Board of Directors authorized commencement of proceedings for issuing and underwriting commercial papers. For that purpose legal, financial and marketing studies will be conducted as necessary to guarantee success of the underwriting process and of required contracts and approvals.

Additionally, the Board was informed that management would start the studies, analysis and contracting process deemed relevant for:

- Issuance of Foreign Bonds up to US$ 300 million.

- Issuance of preferred shares up to TWO HUNDRED FORTY MILLION (240,000,000) with no voting rights with a unit par value of ($32.80000000535200).

The Issuance of Bonds and the Issuance of Preferred Stock were approved by Stockholders' Meeting No. 94 of March 27th 2006.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of information regarding the issuance of bonds and preferred stock.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, May 19th 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA RATIFIES ITS PIONEERING POSITION BY UNDERWRITING TWENTY-YEAR BONDS FOR COL$118,500 MILLION

- *For the first time ever, a State issuer underwrites in the Colombian capitals market callable securities at a twenty-year term.*
- *Despite the markets' high volatility of recent days, investors ratified its confidence in the Company.*
- *The operation saw 121.00% over demand.*

Interconexión Eléctrica S.A E.S.P. -ISA-, carried to successful term the underwriting of a COL$118,500 million 20-year bond issue through a Dutch auction conducted at the Colombian Stock Exchange.

The issue matures on April 7th 2026 but is callable by ISA from the tenth year on, upon payment of a premium that starts at 5% and decreases 0.25% on each interest payment date. Auction rate was CPI+4.58% A.E. while total demanded was COL$302,500 million, equivalent to 121.00% over demand. These resources will be used to finance cash flow and investment plan.

To ISA, the CPI+4.58% A.E auction rate seems adequate given the high volatility of the financial market in recent days.

RECEIVED
2006 JUL 12 A 10:5
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

In this way ISA continues to develop an interesting market of long-term underwritings, at 15 years in 2004, and today, at 20 years with a call provision, which evidences the advanced stage the Colombian securities market is currently at, becoming an important financing source for long-term projects

ISA's issue and underwriting program was rated AAA by Duff & Phelps de Colombia S.A., which means an issue of the highest credit ranking and virtually non-existent risk factors.

The underwriting took place at the Colombian Stock Exchange under the Dutch auction scheme, with Correval S.A. (COL$53,500 million), Corficolombiana S.A. (COL$62,000 million) and Helm Securities S.A. (COL$3,000 million) as underwriters.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of information regarding the Underwriting of twenty-year bonds.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, May 19th 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

UNDERWRITING OF THE FOURTH TRANCHE OF ISA'S DOMESTIC DEBT BONDS PROGRAM

Information regarding the fourth tranche of ISA'S Domestic Debt Bonds Program was presented to the Board of Directors in meeting No. 634 held on March 27th 2006 as follows:

Amount:	$380,000 million (2 FUNGIBLES TRANCHES)
1st batch:	$250,000 million Cash Flow and Investments
2nd batch:	$130,000 million
Interest Rate:	Estimated at CPI + a 3.5% - 4.5% spread, depending on market conditions.
Term:	15 - 30 years
Interest:	S.V. – Annual
Payment:	1. Bullet 2. Bullet with call provision starting on year 8th.
Premium:	Between 5% and 2% depending on number of years and market conditions, which are continuously evaluated until underwriting date.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Underwriters:	Correval S.A., Corficolombiana S.A., and Helm Securities S.A.
Rating:	AAA
Underwriting Type:	Dutch Auction
Underwriting Date:	Until April 7th 2006

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of information regarding the Underwriting of the Fourth Tranche of ISA's Domestic Debt Bonds Program.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, May 19th 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Sticker:

	Colombian Financial Superintendency	Barcode:	2006015796-000-000
Procedure:	053 RATING REPORT	Date: 27/03/2006	04:13 PM
Doc. Type:	50- REQUEST SUBMITTAL	Attachments: NO	Pages: 00003
Applies to	0000-000000-BLANK	Entry Sec. Dia:	0305
Sender	0084-000001-DUFF&PHELPS DE COLOMBIA		
Addressee:	141000-MARKET ACCESS DIVISION		
Telephone:	594 02 00		

RECEIVED
2006 JUL 12 A 11: 02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DCR

Duff and Phelps de Colombia, S.A.
Sociedad Calificadora de Valores
PBX: 347 45 73
Fax: 347 45 74

Bogotá, March 24th 2006

ENTITY:	084001
PROCEDURE:	058
ATTACHMENTS:	00
PAGES:	03

Ms.

JEANNETTE FORIGUA ROJAS

Delegate Superintendent for Issuers, Investment Portfolios and other agents

Colombian Financial Superintendency

Bogota, D.C.

Dear Ms. Jeannette,

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

We hereby inform you that in today's meeting, the Board of Directors of Duff & Phelps de Colombia S.A. upheld the AAA rating for the bond issues carried out in 1999 and 2001 by INTERCONEXIÓN ELÉCTRICA S.A. – ISA S.A. E. S. P. for COL$ 180 billion and $130 billion, respectively. Such rating means issues of the highest credit quality. Risk factors are virtually nonexistent.

Such rating reflects:

ISA's revenues from energy transmission and connection services are regulated through CREG methodology, and constitute stable and predictable revenues with very limited vulnerability to economic cycles. As of the end of December of 2005, ISA's total revenues equaled COL$708,280 million, 0.6% below the corresponding figure for 2004, since with the commencement of commercial operation of XM Compañía de Expertos en Mercados S.A. E. S. P., starting in October of 2005 ISA no longer receives revenues from ancillary activities. Accordingly, EBITDA at COL$478,858 was slightly lower than that of same period of last year. Also, the company's debt coverage indicator, EBITDA/interest was 3.5x or slightly above that of December of 2004.

As of the end of 2005, ISA's debt totaled COL$1,121,150 million, slightly lower than the one reported in December of 2004. Currently, 89% of ISA's debt, including hedging operations, is denominated in domestic currency and 11% in foreign

ANA LUCÍA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

currency. According to its expansion plans, the Company will require financing for its investment projects that might reduce its debt hedging measures. ISA is currently analyzing several financing options for its strategic plan, which includes participation in projects and / or companies akin to its activities in Latin America. It is important to highlight that in analyzing such alternatives, ISA keeps strict follow-up so as to preserve its credit risk profile.

In October of 2005 started operations affiliate, "XM Compañia de Expertos en Mercados S.A. E.S.P.", whose purpose is the provision of integrated services of operation, administration and development of wholesale energy and gas markets, locally, regionally and globally. From such date, this company will take over the revenues and expenses of CND and MEM, formerly recorded in ISA's financial statements. It is necessary to point out that since the remuneration scheme for such activity recognizes AOM expenses and investment as revenues, the split shall not affect ISA's financial structure, even though its operating revenues are reduced.

In Colombia, Interconexión Eléctrica S.A. E.S.P. owns the largest participation in the National Transmission System (STN), with 69.7% of the System's total assets measured by the As-New-Replacement Value. As a result of the awarding of UPME 01 and UPME 02 projects of 2003 ISA's share in STN will increase, thus ratifying its position as owner of 100% of the 500kV grid in Colombia. Additionally, its STN share is further increased through its affiliate Transelca S.A. E.S.P., who

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

owns 9.8% of the System measured with respect to the As-New-Replacement Value of the National Transmission System (STN) calculated with unit costs provided by CREG Resolution 026 of 1999. The value of the investment plus the difficulty of laying alternate grids constitute strong barriers to the entrance of prospective competitors, conditions that characterize ISA's current participation in the National Transmission System as a natural monopoly.

In the last few years, ISA Economic Group has stood out as one of the main promoters and developers of energy projects in the Andean Region and Central America. ISA Group currently manages 84% of total kilometers in transmission grids in Colombia, 79% in Peru, and 51% in Bolivia. ISA is present in Peru with the concession to operate and maintain the transmission system in Peru through Red de Energia del Peru "REP", and the start of operations of ISA-PERU; in Ecuador, through an agreement with TRANSELECTRIC for construction and commercialization of an interconnection with Ecuador that started commercial operations in March of 2003; and in Bolivia, through ISA Bolivia, created for construction and operation of transmission grids. In February of 2005, ISA was accepted as the eighth partner of Empresa Propietaria de la Red (EPR), an electric project consisting of design and construction of approximately 1,830 kilometers of 230kV transmission lines, allowing interconnection of six Central American countries, from Guatemala to Panama.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

In the area of telecommunications, ISA Economic Group has an active participation through its companies FLYCOM and INTERNEXA, which deliver value-added and carrier-of-carriers services, nationally and internationally. Given that telecommunications business' risks are higher than those of the power sector, Duff & Phelps de Colombia S.A. will keep detailed follow-up of these companies' financial performance.

Current methodology for remuneration of the National Transmission System (STN) and parameters used for its calculation were in force until December of 2005. CREG Resolution 007 of 2005 issued on February 24th 2005, sets forth for electricity providers, users, and other interested parties, the bases of a study to be conducted to define formulae for calculation of the remuneration of the electric power transmission activity during the upcoming tariff period. Accordingly, a Resolution with definite tariffs for transmission revenues will be ready for 2006. Even though the future tariff scheme for transmission activity is somehow uncertain, no significant changes are expected.

Given that terrorist attacks against the STN are beyond the will of energy transporters, the latter continue to be remunerated. Nonetheless, carriers assume infrastructure recovery expenditures. Duff & Phelps will closely monitor the country's public order situation.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

In order to comply with external circular No. 005 from the Colombian Securities and Exchange Commission, the rating resulting from this revision will be communicated to the Commission and the market in general, concurrently with the present communication.

Yours truly,

(signed)

GUSTAVO ARISTIZÁBAL

President

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in six pages of a rating from Duff & Phelps de Colombia dated March 24th 2006

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, May 19th 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA Interconexión Eléctrica S.A. E.S.P.

THE REGULAR STOCKHOLDERS' MEETING OF ISA ELECTED A NEW BOARD OF DIRECTORS

ELECTION OF THE BOARD OF DIRECTORS

	PRINCIPAL MEMBERS	ALTERNATE MEMBERS
1	MINISTRY OF MINES AND ENERGY MINISTER	MINISTRY OF MINES AND ENERGY VICEMINISTER
2	MINISTRY OF FINANCE AND PUBLIC CREDIT VICE-MINISTER GENERAL	MINISTRY OF FINANCE AND PUBLIC CREDIT MINISTER'S OFFICE LEGAL COUNSEL
3	ISAAC YANOVICH FARBAIARZ	HERNAN MARTINEZ TORRES
4	JESUS ARISTIZABAL GUEVARA	GABRIEL JAIME BETANCOURT MESA
5	LUIS FERNANDO ALARCON MANTILLA	JORGE HERNAN CARDENAS SANTAMARIA
6	LUISA FERNANDA LAFAURIE RIVERA	LUIS FERNANDO URIBE RESTREPO
7	ORLANDO CABRALES MARTINEZ	ANDRES FELIPE MEJIA CARDONA

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of the Election of the Board of Directors.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, May 19th 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

RATIONALE

ISA is currently bidding for various projects located in different countries in the region; should ISA be the winning bidder, significant cash amounts would be needed.

Some of these projects have already been decided while others will be defined shortly. For this reason it is necessary to previously structure a funding scheme, both in terms of capital and debt, in order to have access to the funds when needed.

		Telco Copey – Cuestecitas - border		
	Colombia-Panama Interconnection			
		2006 Expansion Plan	ANEEL 2006 Expansion Plan	SCHAHIN Stock Participation
	ECOGAS Participation		CTEEP	

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

		Telco-Quito-Machala		
Peru-Ecuador Interconnection Reinforcement		ETESELVA TRANSMANTARO	Tarija-Puntuma Cochabamba-La Paz Line	
Peru 2005-2006 Expansion Plan (REP – 4 Projects)			Federal Expansion Plan	
	Peru-Bolivia Interconnection			
Telco Lima – Tumbes Lima – Arequipa	Telco Peru-Bolivia	HQI Transelec Temuco - Valdivia Line		

19 Business Opportunities for about US$ 3.5 billion

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of information regarding new projects where ISA is participating.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, May 19th 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA Interconexión Eléctrica S.A. E.S.P.

OTHER PROPOSITIONS APPROVED BY ISA'S REGULAR STOCKHOLDERS' MEETING

ELECTION OF INDEPENDENT AUDITOR

1. To reelect PRICEWATERHOUSECOOPERS LTDA. as Independent Auditor of INTERCONEXION ELECTRICA S. A. E.S.P. for the April 1, 2006 – March 31, 2007 period.

2. To set the amount of THREE HUNDRED THREE MILLION PESOS ($303,000,000) plus the corresponding VAT as the Independent Auditor's professional fees.

ELECTION OF THE BOARD OF DIRECTORS

	PRINCIPAL MEMBERS	ALTERNATE MEMBERS
1	MINISTRY OF MINES AND ENERGY MINISTER	MINISTRY OF MINES AND ENERGY VICEMINISTER

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

2	MINISTRY OF FINANCE AND PUBLIC CREDIT VICE-MINISTER GENERAL	MINISTRY OF FINANCE AND PUBLIC CREDIT MINISTER'S OFFICE LEGAL COUNSEL

3	ISAAC YANOVICH FARBAIARZ	HERNÁN MARTÍNEZ TORRES
4	JESÚS ARISTIZÁBAL GUEVARA	GABRIEL JAIME BETANCOURT MESA
5	LUIS FERNANDO ALARCÓN MANTILLA	JORGE HERNÁN CÁRDENAS SANTAMARÍA
6	LUISA FERNANDA LAFAURIE RIVERA	LUIS FERNANDO URIBE RESTREPO
7	ORLANDO CABRALES MARTÍNEZ	ANDRÉS FELIPE MEJÍA CARDONA

BOND ISSUE

- ✓ Authorize issuance of non-convertible bonds up to the equivalent of THREE HUNDRED MILLION DOLLARS (US$300,000,000), which can be placed in Colombia or outside Colombia, depending on particular market conditions and on authorizations granted by the Board of Directors and State entities with a competence to such effect. The Board of Directors will determine the amounts to be placed, both domestically and internationally.

- ✓ Empower the management to conduct studies, analyses, and contracts necessary for each placement.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISSUANCE OF PREFERRED STOCK WITH NO VOTING RIGHTS

- Authorize issuance and placement of up to TWO HUNDRED FORTY MILLION (240,000,000) preferred shares with no voting rights with a unit par value of THIRTY TWO PESOS POINT EIGHT ZERO ZERO ZERO ZERO ZERO ZERO ZERO FIVE THREE FIVE TWO ZERO ZERO CENTS ($32.80000000535200). The Board of Directors shall determine the amounts to be placed at both the domestic and international levels.

- Delegate to and authorize the Board of Directors of ISA to regulate issuance and placement of shares, and prepare respective prospectus.

- Authorize the General Manager of ISA to conduct all activities necessary to carry out issuance and placement of shares.

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned ANA LUCIA URIBE DE R., official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of other propositions approved by ISA'S Regular Stockholders' Meeting.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, May 19th 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA Interconexión Eléctrica S.A. E.S.P.

REGULAR STOCKHOLDERS' MEETING

PROPOSITION 1

PARTIAL AMENDMENT TO THE ARTICLES OF INCORPORATION

INTRODUCTION

Growth and expansion, both at the domestic and the international level, define ISA's strategic direction to fulfill its corporate mission and achieve its objectives. Development of such strategy calls for soundness and liquidity, two demands that today's global business opportunity poses, and which ISA shall be ready to meet by obtaining sufficient resources for its investments, in the best conditions the market allows.

To obtain such resources, ISA must first adapt its legal structure (articles of incorporation) as follows: Amend article 8 to increase authorized capital up to $45,000 million, to be divided into ONE THOUSAND THREE HUNDRED SEVENTY-ONE MILLION NINE HUNDRED FIFTY ONE THOUSAND TWO HUNDRED NINETEEN (1,371,951,219) SHARES, with the same par value of THIRTY TWO PESOS POINT EIGHT ZERO ZERO ZERO ZERO ZERO ZERO ZERO FIVE THREE FIVE TWO ZERO ZERO CENTS ($32.80000000535200) as

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

they have today; and update subscribed and paid-in capital to THIRTY-TWO THOUSAND EIGHTY-THREE MILLION SEVEN HUNDRED AND SEVEN THOUSAND TWO HUNDRED AND EIGHT PESOS ($32,083,707,208) that corresponds to NINE HUNDRED SEVENTY-EIGHT MILLION ONE HUNDRED SIXTY-ONE THOUSAND EIGHT HUNDRED AND FIVE (978,161,805) SHARES, resulting after subscription of shares of the 'ISA, Shares for All Program'. Amend article 10 by adding preferred shares with no voting rights and deleting paragraph of article 50, which was included before year 2000 as required by financers, and that nowadays, has no application or validity in the Company.

As the Report on Compliance with and Development of the Good Governance Code announced, the Board of Directors has approved an amendment to the Code. The goal of such reform, as well as of the good governance practices included in the Code, is to generate transparency to ISA's corporate acts, confidence for its interest groups, especially those investing in it, and competitiveness.

Today, we want to put to the consideration of Messrs. shareholders raising to the category of bylaws some of the good governance practices added to the Good Governance Code as part of the reform, so that they will obtain the firmness and stability enjoyed by the bylaws. These practices deal with settling of disputes, definition of managers, specific duties of the members of the Board of Directors, the Board's Committees and hiring of experts, chairman and secretary of the Board

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

of Directors, approval of operations with subordinate parties, and authorization for negotiation of shares.

The reform proposed is synthesized in the following table, the left side of which shows currently valid Articles of Incorporation, with the proposed modifications and suppressions highlighted in red, and the right side, highlighted in green, the portions added or modified:

CURRENT	PROPOSED AMENDMENT
CHAPTER III: CAPITAL AND SHARES	

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

CURRENT	PROPOSED AMENDMENT
ARTICLE EIGHT: CAPITAL STOCK: The Corporation has authorized capital of THIRTY-FIVE THOUSAND MILLION PESOS ($35,000 million), divided into ONE THOUSAND SIXTY-SEVEN MILLION SEVENTY-THREE THOUSAND ONE HUNDRED AND SEVENTY POINT FIVE FIVE SEVEN FIVE NINE ZERO (1,067,073,170.557590) SHARES, each with par value of THIRTY TWO PESOS POINT EIGHT ZERO ZERO ZERO ZERO ZERO ZERO ZERO FIVE THREE FIVE TWO ZERO ZERO CENTS ($32.80000000535200). The subscribed and paid-in capital to date amounts to TWENTY-FOUR THOUSAND FIVE HUNDRED FOURTEEN MILLION THREE HUNDRED THOUSAND PESOS (24,514.3 million) corresponding to SEVEN HUNDRED FORTY-SEVEN MILLION THREE HUNDRED EIGHTY-SEVEN THOUSAND ONE HUNDRED AND NINETY-FIVE (747,387,195) SHARES, each with par value of THIRTY TWO	**ARTICLE EIGHT: CAPITAL STOCK**: The Corporation has authorized capital of FORTY-FIVE THOUSAND MILLION PESOS MIL PESOS ($45,000 million) divided into ONE THOUSAND THREE HUNDRED SEVENTY-ONE MILLION NINE HUNDRED FIFTY ONE THOUSAND TWO HUNDRED NINETEEN (1,371,951,219) SHARES, each with a par value of THIRTY TWO PESOS POINT EIGHT ZERO ZERO ZERO ZERO ZERO ZERO ZERO FIVE THREE FIVE TWO ZERO ZERO CENTS ($32.80000000535200). The subscribed and paid-in capital to date amounts to THIRTY-TWO THOUSAND EIGHTY-THREE MILLION SEVEN HUNDRED AND SEVEN THOUSAND TWO HUNDRED AND EIGHT PESOS ($32,083,707,208) that corresponds to NINE HUNDRED SEVENTY-EIGHT MILLION ONE HUNDRED SIXTY-ONE THOUSAND EIGHT HUNDRED AND FIVE (978,161,805) SHARES each with par value of THIRTY-TWO PESOS POINT

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

CURRENT	PROPOSED AMENDMENT
ARTICLE TEN: CHARACTERISTICS OF THE SHARES: The shares in which the capital stock of the Corporation is divided are registered shares and of two (2) types: Common Shares and Preferred Shares. All the shares into which the Corporation's capital stock is divided shall circulate in a dematerialized or materialized way as decided by the Board of Directors in the respective placement regulations. They are to be paid in cash and shall be represented by one or several global certificates that represent all or part of the shares, or in certificates issued in numbered and continued series, signed by the General Manager and the Secretary, and must satisfy the requirements set forth in Article four hundred one (401) of the Commercial Code. Global Title(s) or interim or definitive certificates, whichever is applicable, shall be issued within thirty (30) days following	**ARTICLE TEN: CHARACTERISTICS OF THE SHARES**: The shares in which the capital stock of the Corporation is divided are registered shares and of three (3) types: Common Shares, Preferred Shares and Preferred shares with no voting rights. All the shares into which the Corporation's capital stock is divided shall circulate in a dematerialized or materialized way as decided by the Board of Directors in the respective placement regulations. They are to be paid in cash and shall be represented by one or several global certificates that represent all or part of the shares, or in certificates issued in numbered and continued series, signed by the General Manager and the Secretary, and must satisfy the requirements set forth in Article four hundred one (401) of the Commercial Code. Global Title(s) or interim or definitive certificates, whichever is applicable, shall

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

CURRENT	PROPOSED AMENDMENT
the date of the agreement of subscription of shares, as established in Article four hundred (400) of the Commercial Code.	be issued within thirty (30) days following the date of the agreement of subscription of shares, as established in Article four hundred (400) of the Commercial Code
ARTICLE FIFTEEN: SETTLING OF DISPUTES: Any dispute that may arise between the Corporation and shareholders or investors, shall be tried to be solved first through direct settlement, secondly through amicable compounders; thirdly through conciliators of the center of arbitration and commercial conciliation of the Medellín Chamber of Commerce, and lastly through an Arbitration Board, operating in the same city and whose decision shall be de jure.	**ARTICLE FIFTEEN: SETTLING OF DISPUTES:** Any dispute that may arise between the Company and the shareholders, between the shareholders and managers, and those regarding challenges to decisions shall be tried to be solved first through direct settlement. If an agreement has not been reached within sixty (60) business days, the party initiating the dispute may go to the regular courts or opt for any alternative way of dispute resolution provided by Colombian legislation. Alternative ways of dispute resolution shall be conducted at the Center of Conciliation and Arbitration of the Medellín Chamber of Commerce for Antioquia.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

CURRENT	PROPOSED AMENDMENT
CHAPTER VI: THE BOARD OF DIRECTORS	
ARTICLE TWENTY-SEVEN: THE BOARD OF DIRECTORS: The Board of Directors of ISA shall consist of seven (7) members, each one with a personal alternate, elected by the proportional representation voting method for a one (1) year period and they can be reelected or removed at any time by the Shareholders' Meeting. The members of the Board of Directors shall be elected taking into account the proportional representation of the stock ownership of each shareholder and under the criteria of their professional capabilities and fitness and acknowledged moral solvency. **PARAGRAPH**: The designation as member of the Board of Directors of ISA may be made to the individual or to the specific position.	**ARTICLE TWENTY-SEVEN: THE BOARD OF DIRECTORS:** The Board of Directors of ISA shall consist of seven (7) members, each one with a personal alternate, elected by the proportional representation voting method for a one (1) year period and they can be reelected or removed at any time by the Shareholders' Meeting. The members of the Board of Directors shall be elected taking into account the proportional representation of the stock ownership of each shareholder and under the criteria of their professional capabilities and fitness and acknowledged moral solvency. Employees of the Company cannot be members of the Board of Directors. **PARAGRAPH**: The designation as member of the Board of Directors of ISA may be made to the individual or to the specific position.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

CURRENT	PROPOSED AMENDMENT
ARTICLE TWENTY-EIGHT: CHAIR OF THE BOARD OF DIRECTORS: The Board of Directors shall elect among its members a chairman to preside the meetings. The Chairman shall submit to each Shareholders' Meeting, a report on the performance of the Board of Directors including: **a)** Meetings held and their periodicity. **b)** Attendance to the meetings of the Board of Directors of each principal and alternate member. **c)** Preparation of items to be dealt with at the meeting. **PARAGRAPH:** The members of the Board of Directors shall evaluate themselves according to the procedure defined by the Board. The Chairman shall report the results of the evaluation to the Shareholders' Meeting.	**ARTICLE TWENTY-EIGHT: CHAIR AND SECRETARY OF THE BOARD OF DIRECTORS:** The Board of Directors shall elect among its members a chairman to preside the meetings. The Secretary General of the Company is the secretary of the Board of Directors. The Chairman shall submit to each regular Shareholders' Meeting, a report on the performance of the Board of Directors including: **a)** Meetings held and their periodicity. **b)** Attendance to the meetings of the Board of Directors of each principal and alternate member. **c)** Preparation of items to be dealt with at the meeting. **PARAGRAPH:** The members of the Board of Directors shall evaluate themselves according to the procedure defined by the Board. The Chairman shall report the results of the evaluation to the Shareholders' Meeting.
ARTICLE THIRTY-FOUR: DUTIES OF	**ARTICLE THIRTY-FOUR: DUTIES OF**

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

CURRENT	PROPOSED AMENDMENT
THE BOARD OF DIRECTORS: The duties of the Board of Directors are: **1)** Appoint the General Manager of the Corporation and two (2) alternates, first and second, under the criteria of qualification, knowledge, experience and leadership; remove them from their position, reelect them, and determine the remuneration of the principal and evaluate him according to the criteria established in the Integral Management Chart adopted by the Company. Likewise, the Board of Directors shall appoint, attorneys at law who shall represent the Corporation to the judicial, administrative and police authorities. **2)** Decide about the excuses and licenses presented by the General Manager. **3)** Approve the labor policy, number of employees and parameters for their remuneration. **4)** Adopt the contractual regulations; indicate the criteria, procedures and authority, which the	**THE BOARD OF DIRECTORS:** The duties of the Board of Directors are: **1)** Determine the Company's Strategic Direction **2)** Appoint the General Manager of the Corporation and two (2) alternates, first and second, under the criteria of qualification, knowledge, experience and leadership; remove them from their position, reelect them, and determine the remuneration of the principal and evaluate him according to the criteria established in the Integral Management Chart adopted by the Company. Likewise, the Board of Directors shall appoint, attorneys at law who shall represent the Corporation to the judicial, administrative and police authorities. **3)** Decide about the excuses and licenses presented by the General Manager. **4)** Approve the labor policy, number of employees and parameters for their remuneration. **5)** Adopt the contractual

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

CURRENT	PROPOSED AMENDMENT
Corporation must adhere to regarding contractual matters. **5)** Approve the annual budget of the Corporation. **6)** Present the accounts, balance sheets and inventories of the Corporation to the Shareholders' Meeting; propose the approval of reserve funds that in addition to the legal reserve, it considers convenient for the Corporation, and propose the distribution of earnings. **7)** Examine, when it considers it necessary, the documents and books of the Corporation; present to the Shareholders' Meeting a detailed report of the condition of the Corporate business according to Articles 46 and 47 of Law 222 of 1995. **8)** Decide increases in the authorized capital for new investments in the infrastructure of utilities associated with the corporate purpose. **9)** Approve the appraisal of property received by the company as payment in kind for shares subscribed. **10)**	regulations; indicate the criteria, procedures and authority, which the Corporation must adhere to regarding contractual matters. **6)** Approve the annual budget of the Corporation. **7)** Present the accounts, balance sheets and inventories of the Corporation to the Shareholders' Meeting; propose the approval of reserve funds that in addition to the legal reserve, it considers convenient for the Corporation, and propose the distribution of earnings. **8)** Examine, when it considers it necessary, the documents and books of the Corporation; present to the Shareholders' Meeting a detailed report of the condition of the Corporate business according to Articles 46 and 47 of Law 222 of 1995. **9)** Decide increases in the authorized capital for new investments in the infrastructure of utilities associated with the corporate purpose. **10)** Approve the appraisal of

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3147
Noviembre 20 de 1985

CURRENT	PROPOSED AMENDMENT
Regulate the issuance and placement of the Corporation's shares and bonds and prepare the corresponding prospectus. **11)** Set the date for the regular Shareholders' Meetings and convene special meetings when it considers it convenient. **12)** Act as a consulting body for all the issues required by the General Manager. **13)** Authorize the establishment of branch offices in the places it considers advisable. **14)** Delegate to the General Manager any or some duties that can be delegated according to the Law. **15)** Authorize the General Manager to delegate any or some of his statutory or legal duties. **16)** Implement the Internal Ruling for the correct functioning and administration of Regular and Special Shareholders' Meetings. **17)** Authorize any transaction, group of transactions or expansion of a transaction with the same purpose or for the same services conducted	property received by the company as payment in kind for shares subscribed. **11)** Regulate the issuance and placement of the Corporation's shares and bonds and prepare the corresponding prospectus. **12)** Set the date for the regular Shareholders' Meetings and convene special meetings when it considers it convenient. **13)** Act as a consulting body for all the issues required by the General Manager. **14)** Authorize the establishment of branch offices in the places it considers advisable. **15)** Delegate to the General Manager any or some duties that can be delegated according to the Law. **16)** Authorize the General Manager to delegate any or some of his statutory or legal duties. **17)** Implement the Internal Ruling for the correct functioning and administration of Regular and Special Shareholders' Meetings. **18)** Authorize any transaction, group of transactions or

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

CURRENT	PROPOSED AMENDMENT
with Affiliates and exceeding twenty thousand (20,000) monthly statutory minimum wages within a term of twelve (12) consecutive months. **18)** Deliberate and decide on the following: **a)** The sale, liquidation, transfer for any reason or disposal or lease of ISA's assets or property, in one or several related transactions whose amount exceeds five point zero percent (5.0%) and up to fifteen point zero percent (15.0%) of ISA's Market Capitalization, or the sale or transfer in whole or in part of ISA's business establishment, either in one single transaction or in a series of related transactions within a term of twelve (12) consecutive months. **b)** Investments in other corporations or associations of different nature, as well as investments by ISA's subsidiary corporations, either in one single transaction or in a series of related	expansion of a transaction with the same purpose or for the same services conducted with Affiliates and exceeding twenty thousand (20,000) monthly statutory minimum wages within a term of twelve (12) consecutive months. **19)** Deliberate and decide on the following: **a)** The sale, liquidation, transfer for any reason or disposal or lease of ISA's assets or property, in one or several related transactions whose amount exceeds five point zero percent (5.0%) and up to fifteen point zero percent (15.0%) of ISA's Market Capitalization, or the sale or transfer in whole or in part of ISA's business establishment, either in one single transaction or in a series of related transactions within a term of twelve (12) consecutive months. **b)** Investments in other corporations or associations of different nature, as well as investments by

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

CURRENT	PROPOSED AMENDMENT
transactions within a term of twelve (12) consecutive months when the amount of the investment exceeds five point zero percent (5.0%) of ISA's Market Capitalization. **c)** Executing transactions, agreements or contracts with its parent company or with subsidiary companies of its parent company, as well as with parent or subsidiary companies of its Controlling Shareholders, or in general with parent, subsidiary or affiliate companies of said persons (together jointly called "Affiliates") for the acquisition of goods and services, being understood that any of such acquisitions or transactions shall be executed under terms and conditions and at the costs usually applied to transactions with unrelated third parties, that is, under market conditions. **PARAGRAPH**: For matters of interpretation of these articles of incorporation, Affiliate(s) shall mean, any	ISA's subsidiary corporations, either in one single transaction or in a series of related transactions within a term of twelve (12) consecutive months when the amount of the investment exceeds five point zero percent (5.0%) of ISA's Market Capitalization. **c)** Executing transactions, agreements or contracts with its parent company or with subsidiary companies of its parent company, as well as with parent or subsidiary companies of its Controlling Shareholders, or in general with parent, subsidiary or affiliate companies of said persons (together jointly called "Affiliates") for the acquisition of goods and services, being understood that any of such acquisitions or transactions shall be executed under terms and conditions and at the costs usually applied to transactions with unrelated third parties, that is, under market conditions. **PARAGRAPH**: For

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3137
Noviembre 20 de 1989

CURRENT	PROPOSED AMENDMENT
corporation(s) or person(s) considered as ISA's parent company or subsidiary corporations of such parent company, as well as parent and subsidiary companies of ISA's Controlling Shareholders, or in general, parent, subsidiary or affiliate companies of the aforementioned. Likewise, Transaction shall mean any transaction, agreement or contract entered into by ISA, under which ISA incurs in any obligation. **19)** Take specific measures regarding the Corporation's governance, conduct and information in order to guarantee respect for those who invest in its shares or any other security issued by it, as well as the correct management of its business and the public disclosure of its affairs, and present to the Shareholders' Meeting through the General Manager, a report on the foregoing issues. **20)** Watch for the effective compliance with the	matters of interpretation of these articles of incorporation, Affiliate(s) shall mean, any corporation(s) or person(s) considered as ISA's parent company or subsidiary corporations of such parent company, as well as parent and subsidiary companies of ISA's Controlling Shareholders, or in general, parent, subsidiary or affiliate companies of the aforementioned. Likewise, Transaction shall mean any transaction, agreement or contract entered into by ISA, under which ISA incurs in any obligation. **20)** Approve any transaction with subordinate companies that exceeds 5% of ISA's market capitalization and see that they are conducted under market conditions. **21)** Take specific measures regarding the Corporation's governance, conduct and information in order to guarantee respect for those who invest in its shares or any other security issued by it,

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

CURRENT	PROPOSED AMENDMENT
requirements of market regulatory bodies. **21)** Guarantee respect for the rights of every shareholder and the rights of others who invest in its securities according to the parameters set by market regulatory bodies. **22)** Approve the Good Governance Code presented by the General Manager compiling all regulations and systems required by current regulations and watch for its effective compliance. For that matter it may appoint a Control Committee that will be in charge of such issues. **23)** Any others granted by the Law and these articles of incorporation.	as well as the correct management of its business and the public disclosure of its affairs, and present to the Shareholders' Meeting through the General Manager, a report on the foregoing issues. **22)** Watch for the effective compliance with the requirements of market regulatory bodies. **23)** Guarantee respect for the rights of every shareholder and the rights of others who invest in its securities according to the parameters set by market regulatory bodies. **24)** Approve the Good Governance Code presented by the General Manager compiling all regulations and systems required by current regulations and watch for its effective compliance. For that matter it may appoint a Control Committee that will be in charge of such issues. **25)** Create and regulate the Internal Committees of the Board of Directors, as provided by the Law. The Board may request the General

CURRENT	PROPOSED AMENDMENT
	Manager to hire experts or consultants when it deems it necessary to carry out its duties or as support to the Committees. **26)** Any others granted by the Law and these articles of incorporation.
	NEW ARTICLE: SPECIFIC DUTIES OF THE MEMBERS OF THE BOARD OF DIRECTORS: In addition to its duties as administrators, the members of the Board of Directors, when carrying out their duties, shall take into account that: **1)** Their decisions shall be made with independence and autonomy, based on fluid, transparent and integral information. **2)** They shall not take advantage for their own benefit of a business opportunity of ISA or its subordinates, of which they have been aware of due to their capacity as members of the Board. **3)** They shall not take part for their own account, or that of a third party, in activities that compete with the Corporation,

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

CURRENT	PROPOSED AMENDMENT
	without the express consent of the Board of Directors, decision that shall be made without the participation of the interested member of the Board of Directors. **3)** They shall accept and carry out any task specifically recommended by the Board of Directors, provided it is reasonably included in their commitment of dedication. **5)** They shall hand their resignation whenever they are elected without complying with any requirement or when any of their personal conditions may negatively affect the operation of the Board of Directors or the Company's reputation. **6)** They shall attend the meetings of the Board and the Committees and shall effectively contribute to the will of the Board.
CHAPTER VII: THE GENERAL MANAGER AND OTHER PROVISIONS	
ARTICLE THIRTY-EIGHT: SUBORDINATION: All the employees of the Corporation shall be subordinated to	**ARTICLE THIRTY-EIGHT: MANAGERS AND SUBORDINATION:** In addition to the members of the Board of Directors and the

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

CURRENT	PROPOSED AMENDMENT
and under the orders and immediate supervision of the General Manager, except the Auditor who depends directly from the Shareholders' Meeting.	General Manager, the Area Managers, the Deputy Managers and the Directors are also considered as managers. All the employees of the Corporation shall be subordinated to and under the orders and immediate supervision of the General Manager, except the Auditor who depends directly from the Shareholders' Meeting.
CHAPTER IX: BALANCE SHEETS, DISTRIBUTION OF EARNINGS AND RESERVE FUNDS	
ARTICLE FIFTY: For matters of income distribution as provided by articles 155 and 454 of the Commercial Code, distributable income shall be computed through the following procedure: (a) From the Corporation's income taken from actual and accurate financial statements of each fiscal period, subtract the amounts corresponding to: (i) Absorb losses from previous periods (if any), (ii) Legal reserve, (iii) Tax	**ARTICLE FIFTY**: For matters of income distribution as provided by articles 155 and 454 of the Commercial Code, distributable income shall be computed through the following procedure: (a) From the Corporation's income taken from actual and accurate financial statements of each fiscal period, subtract the amounts corresponding to: (i) Absorb losses from previous periods (if any), (ii) Legal reserve, (iii) Tax

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

CURRENT	PROPOSED AMENDMENT
appropriations; (b) To the balance so calculated apply the percentages determined by the aforementioned articles of the Commercial Code. This amount is the minimum amount to be distributed as dividend each period; (c) Balances remaining after distribution of minimum dividends shall be at the disposal of the Shareholders' Meeting for statutory and discretionary reserves or to be distributed as dividend in addition to the minimum dividend established by letter b) above. **PARAGRAPH**: Occasional reserves shall be appropriated when necessary to preserve the Corporation's financial soundness and ratios required both by rating agencies and commitments with financial institutions.	appropriations; (b) To the balance so calculated apply the percentages determined by the aforementioned articles of the Commercial Code. This amount is the minimum amount to be distributed as dividend each period; (c) Balances remaining after distribution of minimum dividends shall be at the disposal of the Shareholders' Meeting for statutory and discretionary reserves or to be distributed as dividend in addition to the minimum dividend established by letter b) above.

It is also requested to the Stockholders' Meeting that once the proposed amendment is approved, the General Manager be authorized to integrate into one

single Public Deed, ISA's Articles of Incorporation, including the modification herein contained.

Medellín, March of 2006

VERSION APPROVED BY THE MEETING

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in twenty pages of the Partial Amendment to the Articles of Incorporation approved by the Stockholders' Meeting in March 2006.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, May 19th 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA Interconexión Eléctrica S.A. E.S.P.

REGULAR STOCKHOLDERS' MEETING

PROPOSITION 4

APPROPRIATION AND DISTRIBUTION OF YEAR 2005 EARNINGS TO ESTABLISH RESERVE REQUIRED BY FISCAL AUTHORITIES, DECLARE DIVIDENDS, AND ESTABLISH OCCASIONAL RESERVE FOR PROTECTION OF EQUITY

CONSIDERING THAT:

Earnings distribution shall be made according to the Code of Commerce, the Corporation's Articles of Incorporation and the decisions of the Stockholders's Meeting,

IT IS PROPOSED:

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjus...
Noviembre 20 ...

1. TO APPROPRIATE AND DISTRIBUTE EARNINGS OF 2005 FISCAL YEAR TO ESTABLISH RESERVE REQUIRED BY FISCAL REGULATIONS AND TO DECLARE DIVIDENDS

From COL$187,179 million total net income of the year 2005, to establish reserve required by fiscal authorities in the amount of COL$52,904 million, as provided in Article 130 of Tax Law, and distribute as dividend 86% of distributable income totaling $115,241[1] million.

	Millions of pesos
Net income	187,179
Reserve required by fiscal authorities (Tax Law Article 130)	52,904
Total distributable income	134,275 -
Distributable income to be distributed as dividend	115,241
Distributable income available for reserves	19,034

[1] According to current fiscal regulations, these dividends shall be non-taxable.

ANA LUCIA URIBE
Traductora Oficial
Resolución Mini[illegible] 3157
Noviembre [illegible]

2. TO APPROPRIATE EARNINGS OF YEAR 2005 TO ESTABLISH OCCASIONAL RESERVE FOR PROTECTION OF EQUITY

From 2005 income available after distributing dividends establish an occasional reserve for protection of equity in the amount of $19,034.

	Millions of pesos
Distributable income available for reserves	$19,034 -
Occasional reserve for protection of equity	$19,034
Total	0

Accordingly, Messrs. Stockholders are hereby informed that should this proposition be approved, total $115,241 million will be paid as dividends corresponding to $120 per share. Payment will be made in four (4) quarterly installments of $30 per share on April 19th, July 19th and October 19th 2006, and January 19th 2007.

Medellín, March 27, 2006

THE PROPOSITION WAS APPROVED ON THE SAME TERMS

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3...
Noviembre 20 de ...

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned ANA LUCIA URIBE DE R., official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of the Proposition for Appropriation and Distribution of Earnings approved by the Stockholders' Meeting in March 2006.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, May 19th 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Ex dividend dates according to proposition for earnings distribution to be considered in the Stockholders' Meeting of March 27th 2006

(see attachment)

ATTACHMENT

In compliance with External Circular Letter No. 013 of 1998* issued by the Colombian Securities Commission, shareholders are hereby informed that should the proposition to appropriate and distribute 2005 fiscal year earnings to establish reserve required by fiscal regulations and to declare dividends, be approved, total COL$115,241 will be paid as dividends corresponding to COL$120 per share. Payment will be made in four (4) quarterly installments of COL$30 per share on April 19th, July 19th and October 19th 2006, and January 19th 2007; ex-dividend dates are as follows:

Dividend Payment Dates	Ex-dividend dates	
	(Initial Date – Ending Date)	
April 19, 2006	April 03, 2006	April 18, 2006
July 19, 2006	July 05, 2006	July 18, 2006
October 19, 2006	October 04, 2006	October 18, 2006
January 19, 2007	January 04, 2007	January 18, 2007

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

* "1. Glossary of terms... f). "Ex-dividend date" shall mean the period of time during which any trading of shares conducted on a stock exchange does not entail the right to receive pending dividends". "(...)" "2. Title...However, considering the prudent time required by issuers to conduct adjustments and updates in their stock registries when paying dividends, stock exchanges may, through their own unified rulings, adopt the ex-dividend date referred to in letter f) of number 1 of this external circular letter, stipulating for such effect, that any sale and purchase of shares made between the first dividend payment day and ten (10) stock exchange business days immediately preceding such date shall necessarily exclude any dividend, and that accordingly, any dividend pending payment during this period shall remain vested in the seller. ""(...)"

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of information regarding the ex-dividend dates.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, May 19th 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

STANDARD & POOR'S
LATIN AMERICAN RATINGS

Publication date: 24-Feb-2006
Reprinted from RatingsDirect

Research Update: Interconexion Electrica S.A. E.S.P.'s FC Outlook Revised To Pos On Colombia's Outlook Revision

Primary Credit Analyst: Fabiola Ortiz, Mexico City (52) 55-5081-4449; fabiola_ortiz@standardandpoors.com.
Secondary Credit Analyst: Luis Manuel Martinez, Mexico City (52) 55-5081-4462; luis_martinez@standardandpoors.com

Credit Rating:
Local Currency
BBB/Stable/--
Foreign Currency
BB/Positive/--

Rationale

On Feb. 24, 2006, Standard & Poor's Ratings Services revised its foreign currency outlook on Interconexion Electrica S.A. E.S.P. (ISA) to positive from stable, and affirmed the company's 'BBB' local currency and 'BB' foreign currency long-term corporate credit ratings. The local currency outlook remains stable.

The outlook revision follows Standard & Poor's decision to revise the outlook on the Republic of Colombia's 'BBB' local and 'BB' foreign currency sovereign ratings to positive from stable. The outlook change reflects the sovereign's better economic prospects coupled with continued improvements in the country's external indicators.

The corporate credit ratings on ISA are affirmed. The ratings reflect the company's dominant position in Colombia's National Transmission System, its strategic importance for the Republic of Colombia, its natural monopoly, the government's ownership, and expectations of stable financial performance during the next couple of years. These strengths are mitigated by the risks of operating in the economic and political environment of Colombia, foreign-exchange risk related to its foreign-currency-denominated debt, and its increased exposure to more volatile economies.

ISA is an important participant in the Colombian power and telecommunications sectors, operating 80% of the country's transmission grid. Additionally, it operates 79% of the transmission network in the Republic of Peru (LC: BB+/Positive/B; FC: BB/Positive/B), and 53% in the Republic of Bolivia (B-/Negative/C). It also operates and manages the Colombian power market and coordinates the short-term international electricity transactions between the Republic of Colombia (LC: BBB/Positive/A-3; FC: BB/Positive/B) and the Republic of Ecuador (CCC+/Stable/C) through an independent entity.

The Republic of Colombia remains ISA's main shareholder, with a 59% equity participation, while the general public is the second-largest, with 28% through the local stock exchange, followed by Empresas Públicas de Medellín and Empresa de Energia de Bogotá, with 11% and 2%, respectively. The Colombian government maintains its interest in selling part of its current equity participation, an event that is expected to take place during the next couple of years. Foreign-exchange risk is somewhat mitigated due to the use of hedging instruments such as forwards and swaps. EBITDA interest coverage improved to 3.6x in the third quarter, compared with 3.3x during the second quarter. We expect EBITDA interest coverage to remain around 3.5x for the next couple of years.

Liquidity

ISA has adequate liquidity, with $107 million in cash and $244 million in lines of credit as of September 2005. Standard & Poor's expects the company to repay its debt maturities with the steady cash flow that its operations generate and with certain refinancings from available lines of credit.

ISA has been carrying out operations with hedging instruments (swaps) to protect itself against the exchange-rate variations of the credits acquired in

foreign currency, reducing and stabilizing the effects on the financial results. During third-quarter 2005, ISA covered 61% of its foreign currency debt with swaps.

The company must maintain certain ratio levels to comply with the covenants imposed under the Banco Internacional de Reconstrucción y Fomento loan agreements. As of September 2005, all financial covenants were in compliance. Although the World Bank and Financiera Energética Nacional'scovenants recently expired, the company will continue to comply with them as internal guidelines.

Outlook

The positive outlook on the foreign currency ratings reflects the government's ownership in ISA and the transmission company's importance to the Republic of Colombia due to its operation of about 80% of the country's transmission grid. Although we view the government's ownership as an important factor in maintaining a close link between the sovereign rating and the rating on ISA, we don't see ISA's international operations as strategic for the Colombian government. Thus, the close link between the ratings could change.

The stable outlook on the local currency ratings reflects the company's operations in a proven and stable regulatory framework, its natural monopoly, and its stable financial performance. We expect the company to continue its satisfactory financial and operational performance. Nevertheless, any underdevelopment in Colombia, a government-ownership decrease of more than 51%, or an aggressive investment plan in other countries without generation of free cash flow could pressure the ratings downward.

Ratings List

Outlook Revised, Ratings Affirmed

	To	From
Interconexion Electrica S.A. E.S.P.		
FC Corp credit rating	BB/Positive/--	BB/Stable/--
LC Corp credit rating	BBB/Stable/--	

Complete ratings information is available to subscribers of RatingsDirect, Standard & Poor's Web-based credit analysis system, at www.ratingsdirect.com. All ratings affected by this rating action can be found on Standard & Poor's public Web site at www.standardandpoors.com; under Credit Ratings in the left navigation bar, select Find a Rating, then Credit Ratings Search.

Published by Standard & Poor's, a Division of The McGraw-Hill Companies, Inc. Executive offices: 1221 Avenue of the Americas, New York, NY 10020. Editorial offices: 55 Water Street, New York, NY 10041. Subscriber services: (1) 212-438-7280.

Fecha de Publicación: 24 de febrero de 2006

Reimpreso de RatingsDirect

Actualización de Investigación: Perspectivas de ME sobre Interconexión Eléctrica S.A. E.S.P. Revisadas a Positivas con base en la Revisión de las Perspectivas de Colombia

Analista de Crédito Principal: Fabiola Ortiz, Ciudad de México (52) 55-5081-4449; fabiola_ortiz@standardandpoors.com

Analista de Crédito Secundario: Luis Manuel Martínez, Ciudad de México (52) 55-5081-4462; luis_martinez@standardandpoors.com

Calificación Crediticia:

Moneda Local	BBB/Estable/--
Moneda Extranjera	BB/Positiva/--

Justificación

El 24 de febrero de 2006 Standard & Poor's Ratings Services revisó su perspectiva de monedas sobre Interconexión Eléctrica S. A. E. S. P. (ISA) de

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

estable a positiva, y afirmó las calificaciones 'BBB' para moneda local y 'BB' para moneda extranjera para crédito corporativo a largo plazo de la empresa. La perspectiva para moneda local continúa estable.

La revisión de la perspectiva tuvo lugar después de la decisión de Standard & Poor's de revisar de estable a positiva la calificación soberana 'BBB' en moneda local y 'BB' en moneda extranjera para la República de Colombia. La perspectiva refleja las mejores expectativas económicas soberanas aunadas a las mejoras en los indicadores externos del país.

Se afirman las calificaciones corporativas crediticias para ISA. Las calificaciones reflejan la posición dominante de la compañía en el Sistema de Transmisión Nacional de Colombia, su importancia estratégica para la República de Colombia, su monopolio natural, la propiedad del gobierno, y las expectativas de desempeño financiero estable durante los próximos años. Estas fortalezas están mitigadas por los riesgos de operación en el ambiente político y económico de Colombia, el riesgo cambiario relacionado con su deuda denominada en moneda extranjera, y su mayor exposición a economías más volátiles.

ISA es un participante importante en los sectores de energía y telecomunicaciones colombianos que opera el 80% de la red de transmisión. Adicionalmente opera el 79% de la red de transmisión en la República del Perú (ML: BB+/Positiva/B; ME: BB/Positiva/B), y 53% en la República de Bolivia(B-/Negativa/C). Además opera y

administra el mercado eléctrico colombiano y coordina las transacciones eléctricas internacionales a corto plazo entre la República de Colombia (ML: BBB+/Positiva/A-3; ME: BB/Positiva/B) y la República de Ecuador (CCC+/Estable/C) a través de una entidad independiente.

La República de Colombia continúa siendo el principal accionista de ISA, con una participación en el capital del 59%, mientras que el público en general es el segundo con el 28% a través de la bolsa, seguido por Empresas Públicas de Medellín y Empresa de Energía de Bogotá con el 11% y el 2%, respectivamente. El gobierno colombiano mantiene interés en vender parte de su participación accionaria, suceso que se espera tenga lugar en los próximos años. El riesgo cambiario está mitigado de alguna manera debido al uso de instrumentos de cobertura tales como *forwards* y *swaps*. La cobertura de intereses del EBITDA mejoró a 3.6x en el tercer trimestre, comparado con 3.3x durante el segundo trimestre. Esperamos que la cobertura de intereses del EBITDA continúe alrededor de 3.5x durante los próximos años.

Liquidez

ISA tiene una liquidez adecuada con $107 millones en efectivo y $244 millones en líneas de crédito a septiembre de 2005. Standard & Poor's espera que la compañía amortice sus vencimientos de deuda con el flujo de caja estable que generan sus operaciones y con algunas refinanciaciones de líneas de crédito disponibles.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA ha venido realizado operaciones con instrumentos de cobertura (*swaps*) para protegerse contra las variaciones en la tasa de cambio de los créditos adquiridos en moneda extranjera, reduciendo y estabilizando los efectos sobre los resultados financieros. Durante el tercer trimestre de 2005, ISA cubrió el 61% de su deuda en moneda extranjera con *swaps*.

La compañía debe mantener sus indicadores en determinados niveles para cumplir con los compromisos impuestos bajo los contratos de préstamo del Banco Interamericano de Reconstrucción y Fomento. A septiembre de 2005 se estaba cumpliendo con todos los indicadores. Aunque los acuerdos con el Banco Mundial y la Financiera Energética Nacional expiraron hace poco, la compañía continúa cumpliéndolos como directriz interna.

Perspectivas

Las perspectivas positivas para las calificaciones en moneda extranjera reflejan la propiedad del gobierno en ISA y la importancia de la compañía de transmisión para la República de Colombia debido a su operación de cerca del 80% de la red de transmisión del país. Aunque miramos la propiedad del gobierno como un factor importante para mantener un estrecho vínculo entre la calificación soberana y la calificación para ISA, no vemos las operaciones internacionales de ISA como

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

estratégicas para el gobierno colombiano; así que el estrecho vínculo entre las calificaciones podría cambiar.

Las perspectivas estables para las calificaciones en moneda local reflejan las operaciones de la compañía en un marco regulatorio probado y estable, su monopolio natural, y su estable desempeño financiero. Esperamos que la compañía continúe con su satisfactorio desempeño financiero y operativo. Sin embargo, un retroceso en el desarrollo de Colombia, una disminución de la propiedad del gobierno a menos del 51% o un agresivo plan de inversiones en otros países sin generación de flujo de caja disponible podrían presionar las calificaciones hacia abajo.

Lista de Calificaciones

Perspectivas Revisadas, Perspectivas Afirmadas

	A	De
Interconexión Eléctrica S. A. E. S. P.		
Calificación crediticia corporativa en ME	BB/Positiva/--	BB/Estable/--
Calificación crediticia corporativa en ML	BB/Estable/--	

La información completa sobre las calificaciones está disponible para los suscriptores de RatingsDirect, el sistema de análisis de crédito en la Red de Standard & Poor's en el sitio www.standardandpoors.com; bajo Calificaciones

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Crediticias en la barra de navegación de la izquierda seleccione "Hallar una Calificación" y luego "Búsqueda de Calificaciones Crediticias".

Este informe fue reproducido del RatingsDirect de Standard & Poor's, la principal fuente de calificaciones de crédito en tiempo real, basadas en la Red y de las investigaciones de una organización que ha sido líder en el análisis objetivo de crédito durante más de 140 años. Para obtener una vista previa de este dinámico producto, visite nuestro sitio en la Red para RatingsDirect en www.standardandpoors.com/ratingsdirect

Publicado por Standard & Poor's, una división de The McGraw-Hill Companies, Inc. Oficinas Ejecutivas: 1221 Avenue of the Americas, New York, NY 10020. Oficinas Editoriales: 55 Water Street, New York, NY 10041.
Servicios para suscriptores: (1) 212-438-7280. La información ha sido obtenida por Standard & Poor's de fuentes que se consideran confiables. Sin embargo, debido a la posibilidad de error humano o mecánico por parte de nuestras fuentes, de Standard & Poor's y de otros, Standard & Poor's no garantiza que la información sea exacta, adecuada o completa y no se hace responsable de ningún error u omisión o del resultado obtenido al usar dicha información. Las calificaciones son expresiones de una

opinión, no expresiones de hechos ni recomendaciones para comprar, conservar o vender algún valor.

===

REPÚBLICA DE COLOMBIA

MEDELLÍN, ANTIOQUIA

DECLARACIÓN

La suscrita, **ANA LUCIA URIBE DE R.,** Traductora Oficial e Intérprete para la República de Colombia, con Licencia del Ministerio de Justicia de Colombia otorgada mediante Resolución No. 3157 del 20 de noviembre de 1989, debidamente registrada y calificada para actuar como tal, declara por la presente, que la anterior es una traducción completa y veraz en siete páginas de la Actualización de las Perspectivas de ME sobre Interconexión Eléctrica S. A. E. S. P. realizada por Standard & Poor's

EN TESTIMONIO DE LO CUAL, firmo y estampo mi Sello Oficial en la ciudad de Medellín hoy 19 de mayo de 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución MinJusticia 3157
Noviembre 20 de 1989

Entity: INTERCONEXION ELECTRICA S.A. E.S.P.

Date	Time	Subject	Summary	Attachment
23/05/2006	17:17:30	Investment in other corporations	Interconexion Electrica S.A. E.S.P. (60%) and Empresa de Energia de Bogota S.A. E.S.P. (40%), agreed with Hydro-Québec the acquisition of 57% of the latter's participation in Consorcio TransMantaro S.A., an energy transport company located in Peru.	See attachment
23/05/2006	16:22:55	Codes of Good Governance	ISA reports the amendment to its Code of Good Governance approved by the Board of Directors in the November 25th 2005 and April 28th 2006 meetings. Several of the new good governance practices were included in the amendment to	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			the Articles of Incorporation in the last Regular Stockholders' Meeting.	

****

REPUBLIC OF COLOMBIA

STATE OF ANTIOQUIA

CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of the Summary of Other Relevant Information for Interconexion Electrica S. A. E. S. P. as of May 30th 2006.

IN TESTIMONY THEREOF, I sign my name and stamp my official seal in my office, in the city of Medellín, today, May 30th 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Acquisition Agreement

Colombian companies, Interconexion Electrica S.A. E.S.P. (60%) and Empresa de Energia de Bogota S.A. E.S.P. (40%), reached an agreement with Hydro-Québec for acquisition of 57% of the latter's participation in Consorcio TransMantaro S.A., an energy transport company located in Peru.

The transaction shall be formalized once all Government authorizations required in Peru are obtained.

****

REPUBLIC OF COLOMBIA

STATE OF ANTIOQUIA

CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned ANA LUCIA URIBE DE R., official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of information regarding an acquisition agreement subscribed by ISA S.A. E.S.P.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, May 30th 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA

QUOTE 005475-1 ISA

MEDELLIN, MAY-23-2006 09:13 AM

SOURCE: 0020 VIA : 4,2

Ms.

JEANNETTE FORIGUA ROJAS

Delegate Superintendent for Issuers, Investment Portfolios and other agents

COLOMBIAN FINANCIAL SUPERINTENDENCY

Calle 7 4-49

Fax (1) 4270759

Bogota, D.C.

REFERENCE: Communication Second Amendment to the Code of Good Governance

Dear Ms. Jeannette,

In compliance with Resolution 0275 of 2001 of that Superintendency, Interconexion Electrica S.A. E.S.P. hereby informs that that the Code of Good Governance has been amended for the second time. This second amendment adapts the Code's contents to the Company's new circumstances and structure, and incorporates the changes derived from the new Law of the Securities Market, as well as new good governance practices, with the intention of generating transparency in the

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Company's acts and trust from its interest groups, especially those who are investing in it.

The amendment was considered in the November 2005 and April 2006 meetings of the Board of Directors and several of the new good governance practices were included in the amendment to the Articles of Incorporation in the last Regular Stockholders' Meeting.

Following are the issues included in the amendment:

The Preamble now includes a definition of Corporate Governance and Good Governance Practices and establishes the purpose of the Code.

Title II, "Action Framework", now includes ISA's adhesion to the United Nations Global Pact.

Title III, "On the Corporation and its Governance, Stockholders' Meeting", now includes ISA's practice of reminding in newspaper ads the date of the meeting one week in advance, as well as the commitment to send by fax or email the notice of the meeting to shareholders residing abroad and publish on ISA's Website, at least three (3) days in advance, the propositions to be considered at the Meeting.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Regarding the Company's administration, it defines who are considered administrators. With regard to the Board of Directors, it gives definitions about independent members; it defines the committees of the Board of Directors; it gives rules regarding the hiring of experts and the disclosure of the Board of Directors' decisions; it defines the specific duties of its members; and it provides that Board members cannot be employees of the Company.

Title IV, "On the Behavior of Management", now includes the restriction on the Independent Auditor to provide consulting services to the Company, a practice that is presently observed but had not been included in the Code. Regarding internal control, it defines the bodies in charge of its implementation and verification and their main duties. This title also includes provisions regarding the Corporate Auditing Committee.

Title V, "Trading of Securities", now stipulates the prohibition on ISA's managers and employees to trade with the Corporation's securities when they are in possession of material information, and includes a definition of material information. It also establishes the criteria for acquisition of the Company's own stock and its subsequent transfer, as well as the authority of the Board of Directors to approve operations with subordinated companies when they amount to more than five percent (5%) of market capitalization.

Title VI, "On the Shareholders and Investors", now includes the Board of Directors' additional duty to answer the requests of shareholders, as well as the corresponding answering procedure.

Title XII, "Compliance with the Code", now includes the Mechanism for Verification of Compliance with the Code of Good Governance implemented by ISA and the audit conducted by the Internal Control area.

The Code, including its amendment, is available at www.isa.com.co

Truly yours,

(signed)

JAVIER GUTIERREZ P.

General Manager

Copies: 0010-0020 NO ATTACHMENTS

Investing more in Life. ISA, Energy and Telecommunications

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in four pages of a letter sent by ISA to the Financial Superintendency regarding its Code of Good Governance.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, May 30th 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA Interconexión Eléctrica S.A. E.S.P.

0020-2

Ms.
LUZ STELLA DÍAZ DE VEGA
Head Public Offerings Division
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Subject: Information regarding placement of securities as on January, 2006

Dear Ms. Luz Stella,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission, we are enclosing five (5) filled-out forms that correspond to the January 2006 monthly report for each issue of ISA's securities currently standing in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original document duly signed)

JAVIER G. GUTIERREZ P.
General Manager

cc: Colombian Stock Exchange, Mr. César Cortés Ramírez -Information Director. Carrera 7 No. 71-21, Torre B Office 201. Bogotá
0020 –Juan David Bastidas
1210 –Hernan Alonso Alzate Aria
1320, 9999

Investing more in people's life. ISA, Energy and Telecommunications

Medellín (Sede Principal) Calle 12 Sur No. 18-168 Fax: (4) 317 0848 Conm: (4) 325 2270 Apartado: 8915
Bogotá, D.C. Carrera 69 No. 43B-44 Of. 1002 Ciudad Salitre Fax: (1) 416 5398 Conm: (1) 416 5596 Apartado: 55063 Colombia
Nit. 860.016.610-3 Internet: http: //www.isa.com.co E-mail: isa@isa.com.co

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

Superintendencia Financiera de Colombia

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: JANUARY YEAR: 2006

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 13 MONTH 07 YEAR 2001

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $130.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $130.000.000.000
SERIES ISSUED: 1
NOMINAL VALUE: $ 130,000,000,000

(7) PLACEMENT TERM INITIAL DATE 16 (D) 7 (M) 2001 (Y) ENDING DATE 16 (D) 7 (M) 2011 (Y)

II. PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III. INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20) JAVIER G. GUTIÉRREZ P.
GENERAL MANAGER — SIGNATURE

JOAQUIN GUILLERMO MOLINA M.
INDEPENDENT AUDITOR — SIGNATURE
T.P. 47170-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

Superintendencia Financiera de Colombia

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) *DATE OF REPORT:* MONTH: JANUARY YEAR: 2006

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 12 MONTH 04 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $204.195.517.152
No OF TITLES ISSUED: 1 SERIES ISSUED 4
INITIAL VALUE $200.737.404.000 NOMINAL VALUE $107.431.939.116 | $96.763.578.035

(7) PLACEMENT TERM INITIAL DATE 13 (D) 4 (M) 1999 (Y) ENDING DATE April 13, 2006 | April 13, 2009

II. **PLACEMENT INFORMATION**

(8) AMOUNT PLACED IN THE MONTH: $________

(9) TOTAL ACCRUED OUTSTANDING: $204.197.410.420
The total accrued outstanding increased in COP$3.458.113.152 due to the annual interest capitalization, as established in the Prospectus.

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) *AMOUNT $*	(11) *TERM (MONTHS)*	*RETURN AND/OR DIVIDEND*	*PERIODICITY OF PAYMENT*	(12) *% PLACED*	(13) *% PENDING*	(14) *DATE OF NOTICE (D/M/Y)*
(15) TOTAL							

(16) DESTINATION OF FUNDS

III. **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)

JAVIER G. GUTIÉRREZ P.
GENERAL MANAGER — SIGNATURE

JOAQUIN GUILLERMO MOLINA M.
INDEPENDENT AUDITOR — SIGNATURE
T.P. 47170-T

*** *NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.***

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

Superintendencia Financiera de Colombia

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: JANUARY YEAR: 2006

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 06 MONTH 12 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $108.865.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $108.865.000.000
SERIES ISSUED: 1
NOMINAL VALUE: $108,865,000,000

(7) PLACEMENT TERM INITIAL DATE 7 12 2004 (D M Y) ENDING DATE 7 12 2019 (D M Y)

II. PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $108.865.000.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III. INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)
JAVIER G. GUTIÉRREZ P.
GENERAL MANAGER — SIGNATURE

JOAQUIN GUILLERMO MOLINA M.
INDEPENDENT AUDITOR — SIGNATURE
T.P. 47170-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

Superintendencia Financiera de Colombia

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: JANUARY YEAR: 2006

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $150.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $150.000.000.000
SERIES ISSUED: 1
NOMINAL VALUE: $150,000,000,000

(7) PLACEMENT TERM — INITIAL DATE: 20 (D) 2 (M) 2004 (Y) — ENDING DATE: 20 (D) 2 (M) 2016 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III. INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20) JAVIER G. GUTIÉRREZ P.
GENERAL MANAGER — SIGNATURE

JOAQUIN GUILLERMO MOLINA M.
INDEPENDENT AUDITOR — SIGNATURE
T.P. 47170-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

Superintendencia Financiera de Colombia

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: JANUARY** **YEAR: 2006**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $100.000.000.000
No OF TITLES ISSUED: 1 SERIES ISSUED 2
INITIAL VALUE $100.000.000.000 NOMINAL VALUE $100,000,000,000

(7) **PLACEMENT TERM** INITIAL DATE 20 / 2 / 2004 (D M Y) ENDING DATE 20 / 2 / 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III. **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)
JAVIER G. GUTIÉRREZ P.
GENERAL MANAGER — SIGNATURE

JOAQUIN GUILLERMO MOLINA M.
INDEPENDENT AUDITOR — SIGNATURE
T.P. 47170-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

ISA Interconexión Eléctrica S.A. E.S.P.

0020-2

Ms.
LUZ STELLA DÍAZ DE VEGA
Head Public Offerings Division
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Subject: Information regarding placement of securities as on February, 2006

Dear Ms. Luz Stella,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission, we are enclosing five (5) filled-out forms that correspond to the February 2006 monthly report for each issue of ISA's securities currently standing in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original document duly signed)

JAVIER G. GUTIERREZ P.
General Manager

cc: Colombian Stock Exchange, Mr. César Cortés Ramírez -Information Director. Carrera 7 No. 71-21, Torre B Office 201. Bogotá
0020 –Juan David Bastidas
1210 –Hernan Alonso Alzate Aria
1320, 9999

Investing more in people's life. ISA, Energy and Telecommunications

Medellín (Sede Principal) Calle 12 Sur No. 18-168 Fax: (4) 317 0848 Conm: (4) 325 2270 Apartado: 8915
Bogotá, D.C. Carrera 69 No. 43B-44 Of. 1002 Ciudad Salitre Fax: (1) 416 5398 Conm: (1) 416 5596 Apartado: 55063 Colombia
Nit. 860.016.610-3 Internet: http: //www.isa.com.co E-mail: isa@isa.com.co

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

Superintendencia Financiera de Colombia

I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: MONTH: FEBRUARY YEAR: 2006

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 13 MONTH 07 YEAR 2001

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $130.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $130.000.000.000
SERIES ISSUED 1
NOMINAL VALUE $ 130,000,000,000

(7) PLACEMENT TERM INITIAL DATE 16 / 7 / 2001 (D M Y) ENDING DATE 16 / 7 / 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III. **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)
JAVIER G. GUTIÉRREZ P.
GENERAL MANAGER — SIGNATURE

JOAQUIN GUILLERMO MOLINA M.
INDEPENDENT AUDITOR — SIGNATURE
T.P. 47170-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

Superintendencia Financiera de Colombia

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: FEBRUARY YEAR: 2006

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 12 MONTH 04 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $204.195.517.152
No OF TITLES ISSUED: 1 SERIES ISSUED 4
INITIAL VALUE $200.737.404.000 NOMINAL VALUE $107.431.939.116 | $96.763.578.035
(7) PLACEMENT TERM INITIAL DATE 13 (D) 4 (M) 1999 (Y) ENDING DATE April 13, 2006 | April 13, 2009

II. PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $________

(9) TOTAL ACCRUED OUTSTANDING: $204.197.410.420
The total accrued outstanding increased in COP$3.458.113.152 due to the annual interest capitalization, as established in the Prospectus.

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III. INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIÉRREZ P.
(20) GENERAL MANAGER — SIGNATURE

JOAQUIN GUILLERMO MOLINA M.
INDEPENDENT AUDITOR — SIGNATURE
T.P. 47170-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

Superintendencia Financiera de Colombia

I. **ISSUER NAME:** INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) **DATE OF REPORT:** MONTH: FEBRUARY YEAR: 2006

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 06 MONTH 12 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED: $108.865.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE: $108.865.000.000
SERIES ISSUED: 1
NOMINAL VALUE: $108,865,000,000

(7) **PLACEMENT TERM** INITIAL DATE 7 / 12 / 2004 (D M Y) ENDING DATE 7 / 12 / 2019 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $108.865.000.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)

JAVIER G. GUTIÉRREZ P.
GENERAL MANAGER

SIGNATURE

JOAQUIN GUILLERMO MOLINA M.
INDEPENDENT AUDITOR

SIGNATURE
T.P. 47170-T

* **NOTE: In the case of offerings authorized for early filing that are offered in several issues *(tranches), it is necessary to fill out this form for every issue (tranche) offered.***

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

Superintendencia Financiera de Colombia

I. **ISSUER NAME:** INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) **DATE OF REPORT:** MONTH: FEBRUARY YEAR: 2006

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $150.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $150.000.000.000
SERIES ISSUED 1
NOMINAL VALUE $150,000,000,000

(7) **PLACEMENT TERM** INITIAL DATE 20 (D) 2 (M) 2004 (Y) ENDING DATE 20 (D) 2 (M) 2016 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:
(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20) JAVIER G. GUTIÉRREZ P.
GENERAL MANAGER — **SIGNATURE**

JOAQUIN GUILLERMO MOLINA M.
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 47170-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

Superintendencia Financiera de Colombia

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: FEBRUARY** **YEAR: 2006**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $100.000.000.000
No OF TITLES ISSUED: 1 SERIES ISSUED 2
INITIAL VALUE $100.000.000.000 NOMINAL VALUE $100,000,000,000

(7) **PLACEMENT TERM** INITIAL DATE 20 / 2 / 2004 (D M Y) ENDING DATE 20 / 2 / 2011 (D M Y)

II. **PLACEMENT INFORMATION**

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III. **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)
JAVIER G. GUTIÉRREZ P.
GENERAL MANAGER SIGNATURE

JOAQUIN GUILLERMO MOLINA M.
INDEPENDENT AUDITOR SIGNATURE
T.P. 47170-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

0020-2-

Ms.
LUZ STELLA DÍAZ DE VEGA
Head Public Offerings Division
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

Subject: *Information regarding placement of securities as on March, 2006*

Dear Ms. Luz Stella,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission, we are enclosing five (5) filled-out forms that correspond to the March 2006 monthly report for each issue of ISA's securities currently standing in the primary market.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original document duly signed)

JAVIER G. GUTIERREZ P.
General Manager

cc: Colombian Stock Exchange, Mr. César Cortés Ramírez -Information Director. Carrera 7 No. 71-21, Torre B Office 201. Bogotá
0020 –Juan David Bastidas
1210 –Hernan Alonso Alzate Aria
1320, 9999

Investing more in people's life. ISA, Energy and Telecommunications

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

Superintendencia Financiera de Colombia

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: MARCH YEAR: 2006

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 13 MONTH 07 YEAR 2001

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $130.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $130.000.000.000
SERIES ISSUED 1
NOMINAL VALUE $ 130,000,000,000

(7) PLACEMENT TERM INITIAL DATE 16 / 7 / 2001 (D M Y) ENDING DATE 16 / 7 / 2011 (D M Y)

II. PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III. INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)
JAVIER G. GUTIÉRREZ P.
GENERAL MANAGER

SIGNATURE

JOAQUIN GUILLERMO MOLINA M.
INDEPENDENT AUDITOR

SIGNATURE
T.P. 47170-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

Superintendencia Financiera de Colombia

I. **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: MARCH** **YEAR: 2006**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 12 MONTH 04 YEAR 1999

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $204.195.517.152
No OF TITLES ISSUED: 1 SERIES ISSUED 4
INITIAL VALUE $200.737.404.000 NOMINAL VALUE $107.431.939.116 | $96.763.578.035
(7) **PLACEMENT TERM** INITIAL DATE 13 (D) 4 (M) 1999 (Y) ENDING DATE April 13, 2006 | April 13, 2009

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $__________

(9) TOTAL ACCRUED OUTSTANDING: $204.197.410.420
The total accrued outstanding increased in COP$3.458.113.152 due to the annual interest capitalization, as established in the Prospectus.

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) *AMOUNT $*	(11) *TERM (MONTHS)*	*RETURN AND/OR DIVIDEND*	*PERIODICITY OF PAYMENT*	(12) *% PLACED*	(13) *% PENDING*	(14) *DATE OF NOTICE (D/M/Y)*
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III. **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

UNDERWRITERS:	(17) **PLACED $**	**BUYERS**	(18) **PURCHASED $**
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
JAVIER G. GUTIÉRREZ P.
GENERAL MANAGER **SIGNATURE**

JOAQUIN GUILLERMO MOLINA M.
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 47170-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

Superintendencia Financiera de Colombia

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: MARCH YEAR: 2006

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 06 MONTH 12 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $108.865.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $108.865.000.000
SERIES ISSUED 1
NOMINAL VALUE $108,865,000,000

(7) PLACEMENT TERM INITIAL DATE 7 / 12 / 2004 (D M Y) ENDING DATE 7 / 12 / 2019 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:
(9) TOTAL ACCRUED OUTSTANDING: $108.865.000.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)
JAVIER G. GUTIÉRREZ P.
GENERAL MANAGER — SIGNATURE

JOAQUIN GUILLERMO MOLINA M.
INDEPENDENT AUDITOR — SIGNATURE
T.P. 47170-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

Superintendencia Financiera de Colombia

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: MARCH YEAR: 2006

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $150.000.000.000
No OF TITLES ISSUED: 1
INITIAL VALUE $150.000.000.000
SERIES ISSUED: 1
NOMINAL VALUE: $150,000,000,000

(7) PLACEMENT TERM INITIAL DATE 20 2 2004 (D M Y) ENDING DATE 20 2 2016 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)

JAVIER G. GUTIÉRREZ P.
GENERAL MANAGER

SIGNATURE

JOAQUIN GUILLERMO MOLINA M.
INDEPENDENT AUDITOR

SIGNATURE
T.P. 47170-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
FINANCIAL SUPERINTENDENCY
Monthly report on placement of securities issued in the primary market

Superintendencia Financiera de Colombia

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: MARCH YEAR: 2006

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $100.000.000.000
No OF TITLES ISSUED: 1 SERIES ISSUED 2
INITIAL VALUE $100.000.000.000 NOMINAL VALUE $100,000,000,000

(7) PLACEMENT TERM INITIAL DATE 20 (D) 2 (M) 2004 (Y) ENDING DATE 20 (D) 2 (M) 2011 (Y)

II. PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III. INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20) JAVIER G. GUTIÉRREZ P.
GENERAL MANAGER

SIGNATURE

JOAQUIN GUILLERMO MOLINA M.
INDEPENDENT AUDITOR

SIGNATURE
T.P. 47170-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

0020-2

May 2, 2006

Doctor
CLAUDIA MERCEDES ROSELLÓ DÍAZGRANADOS
Chief, Issuers Control
FINANCIAL SUPERINTENDENCY OF COLOMBIA
4-49 7th Street
Bogotá, D.C.

SUBJECT: Report First Quarter of 2006

Dear doctor Claudia Mercedes:

In compliance with External Circular 002 of March 8th, 2001, issued by the Colombian Securities and Exchange Commission, we cordially deliver forms 180 through 188 (eleven folios) duly filled out. These forms contain Interconexión Eléctrica S.A. E.S.P.'s financial information for the period through March 31, 2006.

We remain at your service should you need clarification or additional information regarding this matter.

Yours truly,

(Original signed) (Original signed)

JAVIER G. GUTIÉRREZ P.
General Manager

JAIRO ALBERTO ALZATE PINO
Accountant T.P. 8671-T

Copy: Dr. Cesar Cortes Ramírez, Information Director, Colombian Stock Exchange, Carrera 7 No. 71-21, Tower B, office 1201 Bogotá D.C.
1210-Mr. Juan David Bastidas Saldarriaga
1320, 9999

Investing more in people's life. ISA, Energy and Telecommunications

ATTACHMENT S-20

FORM - 182 RESIDENTIAL PUBLIC UTILITIES SECTOR

ASSETS PLEDGED OR GIVEN IN GUARANTEE

THROUGH MARCH 31, 2006

(IN COP PESOS)

Capture Code	Line Code	LINE DESCRIPTION	Column 01 AMOUNT IN GUARANTEE (*)
01	005	INVESTMENTS	
	010	ACCOUNTS RECEIVABLE	
	015	DEBTORS	
	020	INVENTORY	
	025	PROPERTIES, PLANT AND EQUIPMENT	
	030	GOODS FOR PUBLIC BENEFIT AND USAGE	
	035	NATURAL AND ENVIRONMENTAL RESOURCES	
	040	OTHER ASSETS	
	999	**Total Pledged Assets**	0

(*) THE PLEDGED AMOUNT IS BASED ON THE PLEDGED ASSET'S COMMERCIAL VALUE, INCLUDING REAPPRAISALS

ATTACHMENT S-21
FORM 183 RESIDENTIAL PUBLIC UTILITIES SECTOR
INFORMATION ABOUT THE 20 PRINCIPAL SHAREHOLDERS BY TYPE OF SHARE
THROUGH MARCH 31, 2006

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 IDENTIFICATION TYPE (1)	Column 02 IDENTIFICATION	Column 03 No. OF SHARES OWNED	
01	001	REPUBLIC OF COLOMBIA (MINISTRY OF FINANCE AND PUBLIC CREDIT)	2	8999990902	569.472.561	59,299%
	002	EMPRESAS PUBLICAS DE MEDELLIN E.S.P.	2	8909049961	102.582.317	10,682%
	003	MANDATORY PENSION FUND PROTECCION	2	8002297390	41.709.651	4,343%
	004	EMPRESA DE ENERGIA DE BOGOTA S.A. E.S.P.	2	8999990823	17.535.441	1,826%
	005	PENSION FUND HORIZONTE	2	8002319671	16.135.635	1,680%
	006	PENSION FUND SANTANDER	2	8002248278	11.931.653	1,242%
	007	MANDATORY PENSION FUND COLFONDOS	2	8002279406	10.729.664	1,117%
	008	FIDUCOLOMBIA - ISA ADR PROGRAM	2	8301393701	4.560.600	0,475%
	009	INVESTMENT FUND ACCION	2	8001759243	3.200.000	0,333%
	010	MANDATORY PENSION FUND PORVENIR	2	8002248088	2.690.856	0,280%
	011	PENSION FUND PROTECCION	2	8001982815	2.558.570	0,266%
	012	MANDATORY PENSION FUND SKANDIA S.A.	2	8002530552	2.347.173	0,244%
	013	SEVERANCE PAYS FUND HORIZONTE	2	8001895298	2.183.007	0,227%
	014	CAXDAC-VEJEZ	2	8600073798	1.577.668	0,164%
	015	SF BARCLAYS GLOBAL INVESTORS SERVICES NA	2	8300252038	1.408.044	0,147%
	016	LA MERCED REAL STATE INVESTMENTS	2	8110127603	1.300.000	0,135%
	017	SEVERANCE PAYS FUND SANTANDER	2	8001590851	958.653	0,100%
	018	PRIVATE INVESTMENT FUND -FIDUCOR	2	8300871612	920.000	0,096%
	019	PENSION FUND CLASS INVERSION OF COLFONDOS	2	8300707846	910.219	0,095%
	020	U. VILLEGAS & CIA S.C.A.	2	9000116334	872.453	0,091%
	021	REPURCHASED ORDINARY SHARES			0	0,000%
	090	Other shareholders with less participation			164.757.518	17,156%
	999	Subtotal Common Shares			960.341.683	**100,0%**
02	001	Shareholder with preferred dividend 1			0	
	002	Shareholder with preferred dividend 2			0	
	....	....			0	
	020	Shareholder with preferred dividend 20			0	
	021	REPURCHASED PREFERRED SHARES			0	
	090	Other shareholders with less participation			0	
	999	Subtotal Preferred Shares without Voting Right			0	
03	001	Shareholder with priviledged shares 1			0	
	002	Shareholder with priviledged shares 2			0	
	....	....			0	
	020	Shareholder with priviledged shares 20			0	
	021	REPURCHASED PRIVILEDGED SHARES			0	
	090	Other shareholders with less participation			0	
	999	Subtotal Priviledged Shares			0	
04	999	Total Outstanding Shares			960.341.683	
05	999	TOTAL REPURCHASED SHARES			0	

ATTACHMENT S-22

FORM 184 RESIDENTIAL PUBLIC UTILITIES SECTOR
INVESTMENT DISCRIMINATION BY RECEPTOR AGENT
THROUGH MARCH 31, 2006

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01	COLUMN 02	COLUMN 03	COLUMN 04	COLUMN 05	COLUMN 06	COLUMN 07	COLUMN 08	COLUMN 09	COLUMN 10
			I.D.	IDENTIFICATION	RELATION	SHARES						
			TYPE (1)	(2)	TYPE (3)	ORDINARY ($MM)	With Preferred Dividend and without Voting Right ($)	Other Variable Inc. Investments ($)	Total Variable Income Investments ($)	% of total part. shares in receptor society	Installmts. or parts of social interest ($)	% of part.in total installments or parts of social interest in investment assignee
01	001	TRANSELCA S.A. E.S.P.	2	802.007.669-8	F	398.316	0	0	413.578	65,00	0	0
	002	INTERNEXA S.A. E.S.P	2	811.021.654-9	F	101.005	0	0	98.613	99,99	0	0
	003	FLYCOM COMUNICACIONES S.A. E.S.P.	2	830.066.603-3	F	2.615	0	0	5.550	75,04	0	0
	004	ISA-PERU	2	20501844986	F	18.830	0	0	18.830	28,07	0	0
	005	REP	2	2050464504	F	102.755	0	0	102.755	30,00	0	0
	006	ISA-BOLIVIA	2	10772588	F	27.043	0	0	27.043	51,00	0	0
	007	XM S.A. E.S.P.	2	9000428571	F	15.864	0	0	14.818	99,73	0	0
	008	EMPRESA PROPIETARIA DE LA RED - EPR-	2	3-012-328405	C	10.300	0	0	10.284	12,50	0	0
	050	Company 50										
	090	**Other Companies**										
	999	**Net Total**				**676.728**			**691.471**			

NOTE: (1) The identification type corresponds to the statement in Record Type-8

(2) Relation of companies where the issuer owns more that 10% of the shares or quotas and parts of social interest of such companies including reappraisals.

(3) F: Affiliate, S: Subsidiary, C: Commercial

($) The amount must be reported in Colombian pesos

The shaded fields should not be filled out

ATTACHMENT - S-23

FORM 185 RESIDENTIAL PUBLIC UTILITIES SECTOR

CASH FLOW STATEMENT THROUGH MARCH 31, 2006

THOUSANDS OF COP$

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03
			EXECUTED IN QUARTER		
			JANUARY	FEBRUARY	MARCH
01	005	RECEIVED FOR SALE OF GOODS, SERVICES AND/OR OPERATING INCOME	55.181.241	55.021.205	55.303.012
	010	PAYMENTS TO SUPPLIERS	5.044.601	4.353.830	4.972.088
	015	PAYMENTS FOR WAGES, SALARIES, AND BENEFITS	5.222.088	6.629.978	7.335.151
	020	PAYMENTS FOR PRODUCTION EXPENSES	466.094	214.238	431.098
	025	PAYMENTS FOR ADMINISTRATION EXPENSES	0	0	0
	030	PAYMENTS FOR SALES EXPENSES	0	0	0
	090	OTHER OPERATING INCOME	4.414.797	4.095.098	3.918.870
	999	SUBTOTAL (CASH GENERATED BY OPERATION)	54.373.950	52.486.325	51.886.731
02	005	INVESTMENTS IN PROPERTIES, PLANTS AND EQUIPMENT	16.303.533	43.507.457	30.453.202
	010	INCOME FROM SALES OF PROPERTIES, PLANTS AND EQUIPMENT	0	0	0
	999	SUBTOTAL(NET CASH INVESTMENT IN CAPITAL GOODS)	-16.303.533	-43.507.457	-30.453.202
03	005	INVESTMENTS IN SHARES AND SOCIAL INTEREST INSTALLMENTS	0	0	0
	010	INCOME FROM SALE OF SHARES AND SOCIAL INTEREST INSTALLMNTS	0	0	0
	015	INVESTMENTS IN SHORT-TERM DEBT SECURITIES	0	0	0
	020	INVESTMENTS IN LONG-TERM DEBT SECURITIES	0	0	0
	025	INCOME FROM SALES OF DEBT SECURITIES	0	0	0
	030	DIVIDENDS RECEIVED	0	0	0
	035	INTEREST AND MONETARY CORRECTION RECEIVED	1.074.925	150.471	567.893
	999	**SUBTOTAL(CASH FLOW FOR INVESTMENTS IN SECURITIES)**	1.074.925	150.471	567.893
04	999	**TOTAL NET CASH USED IN INVESTMENTS**	-15.228.608	-43.356.986	-29.885.309
05	005	NEW DEBT ISSUANCES	0	0	0
	010	PAYMENT OF PRINCIPAL INTALLMENTS OF DEBT SECURITIES	0	0	0
	015	INTEREST PAYMENT ON DEBT SECURITIES	0	0	0
	020	LOANS RECEIVED	0	19.505.333	33.345.022
	025	INSTALLMENTS PAID ON LOAN'S PRINCIPAL	47.391.877	6.680.327	19.505.333
	030	INTEREST PAID ON LOANS	15.897.366	8.549.903	18.705.032
	035	ISSUE OF SHARES	0	0	0
	040	DIVIDENDS PAID	25.449.054	0	0
	999	SUBTOTAL (CASH FOR FINANCING)	-88.738.296	4.275.103	-4.865.343
06	005	CASH INCOME FOR OTHER CONCEPTS	-4.828.513	-2.403.387	-198.591
	010	CASH OUTAGES FOR OTHER CONCEPTS	14.023.090	17.534.563	15.444.752
	999	SUBTOTAL (NET FLOW FOR OTHER CONCEPTS)	-18.851.603	-19.937.949	-15.643.343
07	999	**TOTAL CASH NET INCREASE**	-68.444.557	-6.533.508	1.492.736
08	005	BEGINNING CASH	118.343.872	49.899.315	43.365.807
09	005	END CASH	49.899.315	43.365.807	44.858.543

NOTE: The effective executed cash flow of the quarter must be reported.

[illegible]t only income, but outcome must be reported with a plus sign. Not withstanding [illegible]t amounts must be reported with the sign resulting from the movement of sub-a[illegible]

ATTACHMENT S-24
FORM 186 RESIDENTIAL PUBLIC UTILITIES SECTOR
GENERAL FINANCIAL INFORMATION ON SHARES AND SHAREHOLDERS
THROUGH MARCH 31, 2006

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 No. OF SHAREHOLDERS	COLUMN 02 No. OF SHARES
		COMPOSITION OF SHAREHOLDERS AND SHARES		
01	005	COMMON SHARES	68464	960341683
	010	PRIVILEDGED SHARES	0	0
	015	SHARES WITH PREFERRED DIVIDEND AND NO VOTING RIGHT	0	0
	999	TOTAL	68464	960341683
		COMPOSITION OF SHAREHOLDERS		
02	005	% THAT REPRESENTS PERSONS	98,40646	13,985
	010	% THAT REPRESENTS COMPANIES	1,59354	86,015
	999	TOTAL	100	100
03	005	% THAT REPRESENTS FOREIGN INVESTORS	0,40009	0,97609
	010	% THAT REPRESENTS LOCAL INVESTORS	99,59991	99,02391
	999	TOTAL	100	100
04	005	% THAT REPRESENTS INVESTMENT FROM PUBLIC INSTITUTIONS	0,26019	81,36536
	010	% THAT REPRESENTS INVESTMENT FROM PRIVATE INSTITUTIONS	99,47962	16,50181
	015	% THAT REPRESENTS INVESTMENT FROM MIXED-OWNERSHIP INSTITUTIONS	0,26019	2,13283
	999	TOTAL	100	100
05		**RANGES ACCORDING TO PERCENTAGE OF INDIVIDUAL SHARES OWNED**		
	005	UP TO - 3.00 %	68461	246577154
	010	3.01 % - 10.00 %	1	41709651
	015	10.01 % - 20.00 %	1	102582317
	020	20.01 % - 30.00 %	0	0
	025	30.01 % - 40.00 %	0	0
	030	40.01 % - 50.00 %	0	0
	035	MORE THAN 50.00 %	1	569472561
	999	**TOTAL**	68464	960341683
06		**RANGES ACCORDING TO NUMBER OF INDIVIDUAL SHARES OWNED**		
	005	1-1000	37000	21910960
	010	1001-5000	26586	52991618
	015	5001-10000	2864	19411637
	020	10001-50000	1765	33734441
	025	50001-100000	130	8926295
	030	100001-500000	83	17755022
	035	MORE THAN 500000	36	805611710
	999	**TOTAL**	68464	960341683

ATTACHMENT S-25
FORM 187 RESIDENTIAL PUBLIC UTILITIES SECTOR
GENERAL FINANCIAL INFORMATION ON EQUITY
AND OTHER ENTRIES THROUGH MARCH 31, 2006

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01	005	SHARE NOMINAL VALUE	32,800000005352
	010	EQUITY VALUE PER SHARE WITH REAPPRAISAL	2.848,82
	015	EQUITY VALUE PER SHARE WITHOUT REAPPRAISAL	1.668,03
	020	PROFIT PER SHARE	67,04
	025	LOSS PER SHARE	
02	005	DECREED DIVIDEND VALUE OF ORDINARY SHARES	115.241.001.960
	010	DECREED DIVIDEND VALUE OF OTHER SHARES	0
	015	DECREED DIVIDEND VALUE OF PREFFERED DIVIDEND SHARES	0
	999	DECREED DIVIDENDS TOTAL VALUE	115.241.001.960
03	005	TOTAL DIVIDEND VALUE PER ORDINARY SHARE	106
	010	TOTAL DIVIDEND IN CASH PER ORDINARY SHARE	0
	015	PERIOCITY OF DIVIDEND PAYMENT PER ORDINARY SHARE (1)	90
	020	NUMBER OF DIVIDEND PAYMENTS PER ORDINARY SHARE	4
	025	FIRST PAYMENT DATE	January 19, 2006
	030	DIVIDEND VALUE PER ORDINARY SHARE IN SHARES	0
	035	EXTRAORDINARY DIVIDEND VALUE PER SHARE	0
	040	DIVIDEND VALUE PER PRIVILIEDGED SHARE	0
	045	DIVIDEND VALUE PER SHARE WITH PREFERRED DIVIDEND	0
04	005	TOTAL NUMBER OF EMPLOYEES	679
	010	% PERMANENT EMPLOYEES	100
	015	% TEMPORARY EMPLOYEES	0
05	005	DEPRECIATION EXPENSE IN THE PERIOD	22.297.578.471
06	005	% USAGE OF INSTALLED CAPACITY	100
07	005	CASH PURCHASES IN LOCAL MARKET	0
	010	CASH PURCHASES IN FOREIGN MARKETS	0
	015	CREDIT PURCHASES IN LOCAL MARKET	78.040.075.407
	020	CREDIT PURCHASES IN FOREIGN MARKETS	53.090.268.865
	999	TOTAL PURCHASES	131.130.344.272
08	005	CASH SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	0
	010	CASH SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	0
	015	CREDIT SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	166.311.685.159
	020	CREDIT SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	4.959.942.642
	999	TOTAL INCOME FROM SALES AND/OR SERVICES RENDERED	171.271.627.801
09	005	PERIODICITY OF ISSUER'S ACCOUNTING CLOSING (2)	A

(1) Periodicity of dividends payment in number of days.

(2) A: ANNUALY S: SEMI ANNUALY T: QUARTERLY

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH MARCH 31, 2006

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT	
01 INVESTMENTS	005	LIQUIDITY MGMNT. INVESTMENTS - FIXED INCOME -1201	1.817.459.351	120100
	010	LIQUIDITY MGMNT. INVESTMENTS - VARIABLE YIELD -1202	0	120200
	015	INVESTMENTS FOR POLITICAL PURPOSES - FIXED INCOME -1203	0	120300
	020	INVESTMENTS - HEDGING OPERATIONS -1206	0	120600
	025	EQUITY INVESTMENTS - COST METHOD -1207	0	120700
	030	EQUITY INVESTMENTS - PARTICIPATION METHOD - 1208	0	120800
	035	FIXED INCOME INVESTMENTS - DTN - 1209	0	120900
	040	FIXED INCOME INVESTMENTS - ADMINISTRATED FUNDS - DTN -1211	0	121100
	045	INVESTMENTS OF INTERNATIONAL RESERVES - 1212	0	121200
	050	RIGHTS OF REPURCHASE OF INVESTMENTS - 1220	0	122000
	055	PROVISION FOR INVESTMENTS PROTECTION (CR) - 1280	0	128000
	999	SUBTOTAL, INVESTMENTS	**1.817.459.351**	
02 ACCOUNTS RECEIVABLE	005	CURRENT FISCAL YEAR 1305	0	
	010	PREVIOUS FISCAL YEAR - 1310	0	
	015	DIFFICULT COLLECTION - 1315	0	
	020	PROVISION FOR ACCOUNTS RECEIVABLE (CR) - 1380	0	
	999	SUBTOTAL ACCOUNTS RECEIVABLE	**0**	
03 DEBTORS	005	NON-TAX INCOME -1401	0	140100
	010	CONTRIBUTION AND QUOTES - 1402	0	140200
	015	PARAFISCAL INCOME - 1403	0	140300
	020	SPECIAL FUNDS - 1404	0	140400
	025	SALE OF GOODS - 1406	0	140600
	030	RENDERING OF SERVICES - 1407	0	140700
	035	PUBLIC UTILITIES - 1408	120.643.820.030	140800
	040	HEALTH SERVICES - 1409	0	140900
	045	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410	0	141000
	050	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN HEALTH-1411	0	141100
	055	TRANSFERS RECEIVABLE - 1413	0	141300
	060	LOANS GRANTED - 1415	36.921.876.330	141500
	065	GOVERNMENT LOANS GRANTED - 1416	0	141600
	070	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PENSIONS-1417	0	141700
	075	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS- 1418	0	141800
	080	PAYMENTS IN ADVANCE DISBURSED - 1420	19.475.511.072	142000
	085	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS-1422	14.082.355.754	142200
	090	DEPOSITS DELIVERED - 1425	0	142500
	095	DEBTORS' RIGHTS OF REPURCHASE - 1427	0	142700
	100	GURANTEES FUND - FOGAFIN - 1428	0	475800
	105	GUARANTEES FUND - FOGACOOP - 1429	0	142900
	110	OTHER DEBTORS - 1470	29.249.518.702	147000
	115	DIFFICULT COLLECTION DEBTS - 1475	0	147600
	120	QUOTES OR PARTS OF BONDS AND PENSION SECURITIES - 1476	0	147600
	125	PROVISION FOR DEBTORS (CR) - 1480	-12.992.574.758	148000
	999	SUBTOTAL DEBTORS	**207.380.507.130**	
04 GOODS FOR PUBLIC BENEFIT AND USAGE	005	MATERIALS - 1703	0	
	010	MATERIALS IN TRANSIT - 1704	0	
	015	GOODS FOR PUBLIC BENEFIT AND USE IN CONSTRUCTION -1705	0	
	020	GOODS FOR PUBLIC BENEFIT AND USE IN SERVICE - 1710	0	
	025	HISTORICAL AND CULTURAL GOODS - 1715	0	
	030	GOODS FOR PUBLIC BENEFIT AND USE GIVEN IN MANAGEMENT - 1720	0	
	035	ACCUMULATED AMORTIZATION OF GOODS FOR PUBLIC BENEFIT AND USE (CR) - 1785	0	
	999	SUBTOTAL GOODS FOR PUBLIC BENEFIT AND USE	**0**	
05 RESOURCES	005	RENEWABLE NATURAL RESOURCES IN CONSERVATION-1804	0	
	010	INVESTMENTS IN IRENEWABLE NATURAL RESOURCES IN CONSERVATION-1806	0	

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH MARCH 31, 2006

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT	
	015	RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1810	0	
	020	ACCUMULATED EXAUSTION OF RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1815	0	
	025	NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION -1820	0	
	030	ACCUMULATED EXAUSTION OF NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1825	0	
	035	INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1830	0	
	040	ACCUM. AMORT. OF INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOIT. (CR) -1835	0	
	045	INVESTMENT IN NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION 1840	0	
	050	ACCUM. AMORT. IN NON-RENEWABLE NAT. RES. IN EXPLOIT. (CR) 1845	0	
	999	SUBTOTAL RESOURCES	0	
06	005	EXPENSES PAID IN ADVANCE - 1905	7.303.467.078	190500
OTHER	010	DEFERRED CHARGES - 1910	0	191000
ASSETS	015	PROJECTS AND IMPROVEMENTS IN THIRD-PARTIES PROPERTY - 1915	0	191500
	020	ASSETS GIVEN TO THIRD PARTIES - 1920	0	192000
	025	ACCUMMULATED AMORTIZATION OF ASSETS GIVEN TO THIRD PARTIES (CR) -1925	0	192500
	030	ASSETS AND RIGHTS IN SECURITIZATION PROCESSES - 1926	0	192600
	035	ASSETS RECEIVED IN PAYMENT - 1930	0	193000
	040	PROVISION FOR ASSETS RECEIVED AS PAYMENT (CR) - 1935	0	193500
	045	ASSETS ACQUIRED FROM REGISTERED INSTITUTIONS - 1940	0	194000
	050	ASSETS ACQUIRED IN LEASING- - 1941	0	194100
	055	DEPRECIATION OF ASSETS ACQUIRED IN LEASING (CR) 1942	0	194200
	060	RESPONSIBILITIES - 1950	476.714	195000
	065	PROVISION FOR RESPONSIBILITIES (CR) - 1955	-476.714	195500
	070	CULTURAL AND ARTISTIC ASSETS - 1960	0	196000
	075	PROVISION FOR CULTURAL AND ARTISCTIC ASSETS (CR) - 1965	0	196500
	080	INTANGIBLES - 1970	0	197000
	085	ACCUMULATED AMORTIZATION OF INTANGIBLES (CR) - 1975	0	197500
	090	PRINCIPAL AND SUBORDINATE - 1995	0	199500
	095	ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH - 1996	0	199600
	100	PROVIS. FOR ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH (CR) - 1997	0	199700
	105	REAPPRAISALS - 1999	0	199900
	999	SUBTOTAL OTHER ASSETS	**7.303.467.078**	
07	005	CENTRAL BANK OPERATIONS - 2105	0	
CENTRAL	010	MONETARY REGULATION AND EXCHANGE SECURITIES - 2106	0	
BANK	015	EXPENSES PAYABLE - CENTRAL BANK OPERATIONS - 2107	0	
OPERATIONS	020	OPERATIONS OF DEPOSITS AND FINANCIAL SERVICES - 2110	0	
	999	SUBTOTAL CENTRAL BANK OPERATIONS	0	
08	005	SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2202	0	220200
PUBLIC	010	SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS - 2203	0	220300
CREDIT	015	SHORT-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR-2240	0	224000
OPERATIONS	020	SHORT-TERM GOVERNMENTAL LOANS -2241	0	224100
	025	LONG-TERM GOV. LOANS FOR AMORTIZATION DURING FISCAL YEAR - 2245	0	224500
	030	LONG-TERM GOVERNMENTAL LOANS 2246	0	224600
	035	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR-2260	0	226000
	040	INTEREST ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2261	0	226100
	045	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING FISCAL YEAR -2262	0	226200
	050	INTEREST ON LONG-TERM INTERNAL PUBLIC INDEBTEDNESS -2263	-24.141.558.452	226300
	055	INTEREST ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2266	0	226600
	060	INTEREST ON SHORT-TERM GOV. LOANS	0	226700
	065	INTEREST ON LONG-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR- 2268	0	226800

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH MARCH 31, 2006

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT	
	070	INTEREST ON LONG-TERM GOV. LOANS - 2269	0	226900
	075	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORT. DURING FISCAL YEAR- 2280	0	228000
	080	FEES ON SHORT-TERM INTERNAL PUBLIC INDEBTEDNESS -2281	0	228100
	085	FEES ON SHORT-TERM GOV. LOANS FOR AMORT. DURING FISCAL YEAR -2286	0	228600
	090	FEES ON SHORT-TERM GOVERNMENTAL LOANS- 2287	0	228700
	999	SUBTOTAL PUBLIC CREDIT OPERATIONS	**-24.141.558.452**	
09 OUTSTANDING DEBENTURES	005	LIQUIDITY MANAGEMENT - 2301	0	230100
	010	CREDITS OBTAINED - 2302	-219.637.095.011	230200
	015	CREDITS TAKEN BY THE NATIONAL GUARANTEE FUNDS - 2303	0	230300
	020	FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2315	0	231500
	025	INTERESTS PAID FOR LIQUIDITY MANAGEMENT - 2320	0	232000
	030	INTERESTS PAID ON CREDITS OBTAINED -2322	-5.260.996.587	232200
	035	INTERESTS PAID ON FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2323	0	232300
	999	SUBTOTAL FINANCIAL DEBENTURES	**-224.898.091.598**	
010 ACCOUNTS PAYABLE	005	ACQUISITION OF LOCAL GOODS AND SERVICES - 2401	-50.520.782.173	240100
	010	TRANSFERS - 2403	0	240300
	015	ACQUISITION OF FOREIGN GOODS AND SERVICES - 2406	-48.707.412.181	240600
	020	INSURANCE AND RE-INSURANCE OPERATIONS - 2415	0	241500
	025	EQUITY TO BE PAID TO AFFILIATES - 2420	0	242000
	030	CREDITORS - 2425	-117.173.569.652	242500
	035	GRANTED SUBSIDIES - 2430	0	243000
	040	WITHOLDING AND DOCUMENT TAXES - 2436	-3.272.256.342	243600
	045	INDUSTRY AND COMMERCE WITHOLDING TAX PAYABLE - ICA - 2437	-12.239.494	243700
	050	TAXES, CONTRIBUTIONS, AND RATES PAYABLE - 2440	-6.868.399.738	244000
	055	VALUE ADDED TAX - VAT - 2445	-267.535.457	244500
	060	PAYMENTS IN ADVANCE RECEIVED - 2450	-714.095.999	245000
	065	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	0	245500
	070	LEGAL CREDITS - 2460	0	246000
	075	REWARDS TO BE PAID - 2465	0	246500
	080	MANAGEMENT OF THE INTEGRAL SOCIAL SECURITY SYSTEM - 2470	0	247000
	085	OTHER ACCOUNTS PAYABLE - 2490	-30.022.011.896	249000
	999	SUBTOTAL ACCOUNTS PAYABLE	**-257.558.302.932**	
011 LABOR LIABILITIES	005	SALARIES AND EMPLOYEE BENEFITS - 2505	-6.429.750.332	250500
	010	RETIREMENT PENSIONS PAYABLE - 2510	0	251000
	015	SOCIAL SECURITY IN HEALTH - 2550	0	255000
	020	SOCIAL SECURITY IN PROFESSIONAL RISKS - 2560	0	256000
	025	SOCIAL SECURITY IN RETIREMENT PENSIONS -2570	0	257000
	999	SUBTOTAL LABOR LIABILITIES	**-6.429.750.332**	
012 BONDS	005	RETIREMENT AND PENSION BONDS - 2625	0	
	010	SECURITIES ISSUED - 2630	0	
	999	SUBTOTAL BONDS	**0**	
013 OTHER LIABILITIES	005	COLLECTIONS IN FAVOR OF THIRD PARTIES - 2905	-19.687.101.564	290500
	010	ANTICIPATED INCOME RECEIVED - 2910	-884.098.302	291000
	015	DEFERRED CREDITS -2915	0	291500
	020	OPERATIONS WITH THE GUARANTY FUND - FOGAFIN - 2921	0	292100
	025	OPERATIONS WITH GUARANTY FUND - FOGACOOP - 2922	0	292200
	030	LIABILITES IN MANAGEMENT RESEARCH - 2996	0	299600
	999	SUBTOTAL OTHER LIABILITIES	**-20.571.199.867**	

PUBLIC DEED

PARTIAL AMENDMENT AND COMPILATION OF THE ARTICLES OF INCORPORATION OF INTERCONEXION ELECTRICA, S.A. E.S.P. In the municipality of Sabaneta, State of Antioquia, Republic of Colombia, on the ninth (9th) day of May of the year two thousand six (2006), before me, MARTHA LUCIA CUARTAS VANEGAS, Single Notary Public of the Notary Circle of Sabaneta (Antioquia) appeared **JAVIER GENARO GUTIERREZ PEMBERTHY,** of age, identified with citizen ID 19.168.740 issued in Bogota and Military ID 19.168.740 D.M. 48, and stated: ***FIRST:*** That he is acting in his capacity as general manager and legal agent of INTERCONEXION ELECTRICA S.A. E.S.P. - ISA E.S.P., a mixed-ownership public utilities company with main offices located in Medellin, established as business corporation by public deed No. 3.057 of September 14, 1967 of the Eighth Notary Public Office of Bogota, filed with the Medellin Chamber of Commerce, on Book 9th, Page 239, under the number 1.999 and identified with fiscal identity number NIT 860.016610-3. ***SECOND:*** That in the stated capacity and under authorization of the Shareholders' Meeting: **1)** Formalizes by Public Deed the partial amendment of the Articles of Incorporation approved by the Regular Shareholders' Meeting held on March 27, 2006, as evidenced in Minutes 94; copy of said Minutes are put into record herewith, and **2)** Incorporates into one single Public Deed ISA's Articles of Incorporation including the amendment

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approved by the Shareholders' Meeting. ***THIRD:*** That the Regular Shareholders' Meeting approved amendment of the following Articles of Incorporation: Chapter III. Capital and Shares: Article Eight (8) – Capital Stock; Article Ten (10) – Characteristics of the Shares; Article Fifteen (15) – Settling of Disputes. Chapter VI. The Board of Directors: Article Twenty-seven (27) – The Board of Directors; Article Twenty-eight (28) – Chair of the Board of Directors; Article Thirty-four (34), New Article – Specific Duties of the Members of the Board of Directors. Chapter VII. The General Manager and other provisions. Chapter IX. Balance Sheets, Distribution of Earnings and Reserve Funds: Article Fifty. ***FOURTH***: Accordingly, the articles amended and the new articles shall read: **AMENDED ARTICLES: CHAPTER III. CAPITAL AND SHARES. ARTICLE EIGHT: CAPITAL STOCK:** The Corporation has authorized capital of FORTY-FIVE THOUSAND MILLION PESOS ($45,000 million) divided into ONE THOUSAND THREE HUNDRED SEVENTY-ONE MILLION NINE HUNDRED FIFTY ONE THOUSAND TWO HUNDRED NINETEEN (1,371,951,219) SHARES, each with a par value of THIRTY TWO PESOS POINT EIGHT ZERO ZERO ZERO ZERO ZERO ZERO ZERO FIVE THREE FIVE TWO ZERO ZERO CENTS ($32.80000000535200). The subscribed and paid-in capital to date amounts to THIRTY-TWO THOUSAND EIGHTY-THREE MILLION SEVEN HUNDRED AND SEVEN THOUSAND TWO HUNDRED AND EIGHT PESOS ($32,083,707,208) that corresponds to NINE HUNDRED SEVENTY-EIGHT

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MILLION ONE HUNDRED SIXTY-ONE THOUSAND EIGHT HUNDRED AND FIVE (978,161,805) SHARES with a unit par value of THIRTY TWO PESOS POINT EIGHT ZERO ZERO ZERO ZERO ZERO ZERO ZERO FIVE THREE FIVE TWO ZERO ZERO CENTS ($32.80000000535200). **ARTICLE TEN: CHARACTERISTICS OF THE SHARES:** The shares in which the capital stock of the Corporation is divided are registered shares and of three (3) types: Common Shares, Preferred Shares and Preferred Shares with no voting rights. All the shares into which the Corporation's capital stock is divided shall circulate in a dematerialized or materialized way as decided by the Board of Directors in the respective placement regulations. They are to be paid in cash and shall be represented by one or several global certificates that represent all or part of the shares, or in certificates issued in numbered and continued series, signed by the General Manager and the Secretary, and must satisfy the requirements set forth in Article four hundred one (401) of the Commercial Code. Global Title(s) or interim or definitive certificates, whichever is applicable, shall be issued within thirty (30) days following the date of the agreement of subscription of shares, as established in Article four hundred (400) of the Commercial Code. **ARTICLE FIFTEEN: SETTLING OF DISPUTES**: Any dispute that may arise between the Company and the shareholders, between the shareholders and managers, and those regarding challenges to decisions shall be tried to be solved first through direct settlement. If an agreement has not been reached within sixty (60) business days, the party initiating the dispute may go to

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the regular courts or opt for any alternative way of dispute resolution provided by Colombian legislation. Alternative ways of dispute resolution shall be conducted at the Center of Conciliation and Arbitration of the Medellin Chamber of Commerce for Antioquia.

CHAPTER VI: THE BOARD OF DIRECTORS: **ARTICLE TWENTY-SEVEN: THE BOARD OF DIRECTORS:** The Board of Directors of ISA shall consist of seven (7) members, each one with a personal alternate, elected by the proportional representation voting method for a one (1) year period and they can be reelected or removed at any time by the Shareholders' Meeting. The members of the Board of Directors shall be elected taking into account the proportional representation of the stock ownership of each shareholder and under the criteria of their professional capabilities and fitness and acknowledged moral solvency. Employees of the Company cannot be members of the Board of Directors. **PARAGRAPH**: The designation as member of the Board of Directors of ISA may be made to the individual or to a specific position. **ARTICLE TWENTY-EIGHT: CHAIR AND SECRETARY OF THE BOARD OF DIRECTORS:** The Board of Directors shall elect among its members a chairman to preside the meetings. The Secretary General of the Company is the secretary of the Board of Directors. The Chairman shall submit to each regular Shareholders' Meeting, a report on the performance of the Board of Directors including: **a)** Meetings held and their periodicity. **b)** Attendance to the meetings of the Board of Directors of each principal and alternate member. **c)** Preparation of items to be dealt with at the meeting.

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PARAGRAPH: The members of the Board of Directors shall evaluate themselves according to the procedure defined by the Board. The Chairman shall report the results of the evaluation to the Shareholders' Meeting. **ARTICLE THIRTY-FOUR: DUTIES OF THE BOARD OF DIRECTORS:** The duties of the Board of Directors are: **1)** Determine the Company's Strategic Direction **2)** Appoint the General Manager of the Corporation and two (2) alternates, first and second, under the criteria of qualification, knowledge, experience and leadership; remove them from their position, reelect them, and determine the remuneration of the principal and evaluate him according to the criteria established in the Integral Management Chart adopted by the Company. Likewise, the Board of Directors shall appoint, attorneys at law who shall represent the Corporation to the judicial, administrative and police authorities. **3)** Decide about the excuses and licenses presented by the General Manager. **4)** Approve the labor policy, number of employees and parameters for their remuneration. **5)** Adopt the contractual regulations; indicate the criteria, procedures and authority, which the Corporation must adhere to regarding contractual matters. **6)** Approve the annual budget of the Corporation. **7)** Present the accounts, balance sheets and inventories of the Corporation to the Shareholders' Meeting; propose the approval of reserve funds that in addition to the legal reserve, it considers convenient for the Corporation, and propose the distribution of earnings. **8)** Examine, when it considers it necessary, the documents and books of the Corporation; present to the Shareholders' Meeting a detailed

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report of the condition of the Corporate business according to Articles 46 and 47 of Law 222 of 1995. **9)** Decide increases in the authorized capital for new investments in the infrastructure of utilities associated with the corporate purpose. **10)** Approve the appraisal of property received by the company as payment in kind for shares subscribed. **11)** Regulate the issuance and placement of the Corporation's shares and bonds and prepare the corresponding prospectus. **12)** Set the date for the regular Shareholders' Meetings and convene special meetings when it considers it convenient. **13)** Act as a consulting body for all the issues required by the General Manager. **14)** Authorize the establishment of branch offices in the places it considers advisable. **15)** Delegate to the General Manager any or some duties that can be delegated according to the Law. **16)** Authorize the General Manager to delegate any or some of his statutory or legal duties. **17)** Implement the Internal Ruling for the correct functioning and administration of Regular and Special Shareholders' Meetings. **18)** Authorize any transaction, group of transactions or expansion of a transaction with the same purpose or for the same services conducted with Affiliates and exceeding twenty thousand (20,000) monthly statutory minimum wages within a term of twelve (12) consecutive months. **19)** Deliberate and decide on the following: **a)** The sale, liquidation, transfer for any reason or disposal or lease of ISA's assets or property, in one or several related transactions whose amount exceeds five point zero percent (5.0%) and up to fifteen point zero percent (15.0%) of ISA's Market Capitalization, or the sale or

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transfer in whole or in part of ISA's business establishment, either in one single transaction or in a series of related transactions within a term of twelve (12) consecutive months. **b)** Investments in other corporations or associations of different nature, as well as investments by ISA's subsidiary corporations, either in one single transaction or in a series of related transactions within a term of twelve (12) consecutive months when the amount of the investment exceeds five point zero percent (5.0%) of ISA's Market Capitalization. **c)** Executing transactions, agreements or contracts with its parent company or with subsidiary companies of its parent company, as well as with parent or subsidiary companies of its Controlling Shareholders, or in general with parent, subsidiary or affiliate companies of said persons (together jointly called "Affiliates") for the acquisition of goods and services, being understood that any of such acquisitions or transactions shall be executed under terms and conditions and at the costs usually applied to transactions with unrelated third parties, that is, under market conditions. **PARAGRAPH**: For matters of interpretation of these articles of incorporation, Affiliate(s) shall mean, any corporation(s) or person(s) considered as ISA's parent company or subsidiary corporations of such parent company, as well as parent and subsidiary companies of ISA's Controlling Shareholders, or in general, parent, subsidiary or affiliate companies of the aforementioned. Likewise, Transaction shall mean any transaction, agreement or contract entered into by ISA, under which ISA incurs in any obligation. **20)** Approve any transaction with subordinate companies that exceeds 5% of ISA's Market

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Capitalization and see that they are conducted under market conditions. **21)** Take specific measures regarding the Corporation's governance, conduct and information in order to guarantee respect for those who invest in its shares or any other security issued by it, as well as the correct management of its business and the public disclosure of its affairs, and present to the Shareholders' Meeting through the General Manager, a report on the foregoing issues. **22)** Watch for the effective compliance with the requirements of market regulatory bodies. **23)** Guarantee respect for the rights of every shareholder and the rights of others who invest in its securities according to the parameters set by market regulatory bodies. **24)** Approve the Good Governance Code presented by the General Manager compiling all regulations and systems required by current regulations and watch for its effective compliance. For that matter it may appoint a Control Committee that will be in charge of such issues. **25)** Create and regulate the Internal Committees of the Board of Directors, especially the Auditing Committee, as provided by the Law. The Board may request the General Manager to hire experts or consultants when it deems it necessary to carry out its duties or as support to the Committees. **26)** Any others granted by the Law and these articles of incorporation. **CHAPTER VII: THE GENERAL MANAGER AND OTHER PROVISIONS:** **ARTICLE THIRTY-EIGHT: MANAGERS AND SUBORDINATION:** In addition to the members of the Board of Directors and the General Manager, the Area Managers, the Deputy Managers and the Directors are also considered as managers. All the employees of the

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Corporation shall be subordinated to and under the orders and immediate supervision of the General Manager, except the Independent Auditor who depends directly from the Shareholders' Meeting. **CHAPTER IX: BALANCE SHEETS, DISTRIBUTION OF EARNINGS AND RESERVE FUNDS: ARTICLE FIFTY**: For matters of income distribution as provided by articles 155 and 454 of the Commercial Code, distributable income shall be computed through the following procedure: (a) From the Corporation's income taken from actual and accurate financial statements of each fiscal period, subtract the amounts corresponding to: (i) Absorb losses from previous periods (if any), (ii) Legal reserve, (iii) Tax appropriations; (b) To the balance so calculated apply the percentages determined by the aforementioned articles of the Commercial Code. This amount is the minimum amount to be distributed as dividend each period; (c) Balances remaining after distribution of minimum dividends shall be at the disposal of the Shareholders' Meeting for statutory and discretionary reserves or to be distributed as dividend in addition to the minimum dividend established by letter b) above. **NEW ARTICLES: CHAPTER VI: THE BOARD OF DIRECTORS: NEW ARTICLE: SPECIFIC DUTIES OF THE MEMBERS OF THE BOARD OF DIRECTORS:** In addition to its duties as administrators, the members of the Board of Directors, when carrying out their duties, shall take into account that: **1)** Their decisions shall be made with independence and autonomy, based on fluid, transparent and integral information. **2)** They shall not take advantage for their own benefit of a business opportunity of

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ISA or its subordinates, of which they have been aware of due to their capacity as members of the Board. **3)** They shall not take part for their own account, or that of a third party, in activities that compete with the Corporation. **4)** They shall accept and carry out any task specifically recommended by the Board of Directors, provided it is reasonably included in their commitment of dedication. **5)** They shall hand their resignation whenever they are elected without complying with any requirement or when any of their personal conditions may negatively affect the operation of the Board of Directors or the Company's reputation. **6)** They shall attend the meetings of the Board and the Committees and shall effectively contribute to the will of the Board. ***FIFTH:*** That under authorization from the Regular Shareholders' Meeting, the articles of incorporation that are in force are integrated into one single Public Deed. Accordingly, the Articles of Incorporation of ISA shall read as follows: **CHAPTER I: NAME, INCORPORATION, DOMICILE AND TERM: ARTICLE ONE: NAME – LEGAL STATUS:** INTERCONEXION ELECTRICA S.A. E.S.P., who may also use the abbreviation "ISA E.S.P." is a mixed-ownership public utilities company, established as business corporation of the national order ascribed to the Ministry of Mines and Energy and regulated by the Domiciliary Public Utilities Law (Law 142 of 1994). **ARTICLE TWO: SHAREHOLDERS:** Any individual or legal person whatsoever who subscribes shares of the Corporation can be a shareholder. **ARTICLE THREE: DOMICILE:**

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The Corporation's main offices are located in the city of Medellin. The Board of Directors may establish branch offices when it shall be considered practical. **ARTICLE FOUR: TERM:** The term of the corporation is indefinite. **CHAPTER II: CORPORATE PURPOSE AND GENERAL PROVISIONS. ARTICLE FIVE: CORPORATE PURPOSE:** ISA's corporate purpose is: **1)** The operation and maintenance of its own transmission network. **2)** The expansion of the national interconnection network. **3)** The planning and coordination of the operation of the resources of the National Interconnected System. **4)** The administration of the Commercial Settlement System and the trading of energy on the Wholesale Energy Market. **5)** The development of telecommunication systems, activities and services. **6)** The direct or indirect participation in activities and services related to the transport of other energy sources, except where restricted by Law. **7)** The provision of technical services in activities related to its corporate purpose as well as professional services required by the Group's companies. **8)** To conduct for third parties any other activity related to the provision of electric power and telecommunications services, abiding by current regulations. **PARAGRAPH ONE**: In compliance with its corporate purpose, ISA may carry out its activities in the national territory and abroad, including international interconnections. **PARAGRAPH TWO:** Through its statutory body, the corporation may: **1)** Enter into any kind of agreements, covenants, contracts and legal business related to the development of its corporate purpose, and particularly to create one-person companies or any type of association or cooperation venture

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with individuals or legal persons to undertake activities related to the corporate purpose, as well as related or ancillary activities. **2)** Participate as partner, member or shareholder in enterprises engaged in activities directed to provide services or goods essential to the fulfillment of the corporate purpose, or in any legal entity engaged in useful activities for the execution of the corporation's corporate purpose. **3)** Promote scientific and technologic activities associated with its corporate purpose, and carry out its exploitation, and technical and economic application. **4)** Carry out all legal businesses required for an adequate exploitation of the corporation's infrastructure, through the establishment of other services for its own use and for the benefit of third parties. In order to market these services the corporation must comply with the regulations provided to this effect by the competent authority. In these cases, the corporation may establish any legal entities required for this purpose or associate with any other natural or legal persons. **5)** Take part in the social development of the influence areas of its projects through environmental and community-purpose action plans. **PARAGRAPH THREE:** The Corporation, through its corporate bodies and, subject to the commercial, civil and labor legislation, may perform any kind of legal acts and business, dispose of the assets which make up its equity, and acquire any type of property and liabilities whatsoever. **ARTICLE SIX: NATIONAL DISPATCH CENTER:** In compliance with Law 143 of 1994, ISA shall organize the National Dispatch Center as one of its internal divisions, which shall carry out the duties provided in Article 34 of the

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Electricity Law (Law 143 of 1994). **ARTICLE SEVEN: INVESTMENT PROGRAMS:** To comply with its corporate purpose, ISA shall develop its investment programs and shall market its services based on criteria of economic and financial returns subject to the regulations and procedures approved by the competent authority. **CHAPTER III: CAPITAL AND SHARES. ARTICLE EIGHT: CAPITAL STOCK:** The Corporation has authorized capital of FORTY-FIVE THOUSAND MILLION PESOS ($45,000 million) divided into ONE THOUSAND THREE HUNDRED SEVENTY-ONE MILLION NINE HUNDRED FIFTY ONE THOUSAND TWO HUNDRED NINETEEN (1,371,951,219) SHARES, each with a par value of THIRTY TWO PESOS POINT EIGHT ZERO ZERO ZERO ZERO ZERO ZERO ZERO FIVE THREE FIVE TWO ZERO ZERO CENTS ($32.80000000535200). The subscribed and paid-in capital to date amounts to THIRTY-TWO THOUSAND EIGHTY-THREE MILLION SEVEN HUNDRED AND SEVEN THOUSAND TWO HUNDRED AND EIGHT PESOS ($32,083,707,208) that corresponds to NINE HUNDRED SEVENTY-EIGHT MILLION ONE HUNDRED SIXTY-ONE THOUSAND EIGHT HUNDRED AND FIVE (978,161,805) SHARES with a unit par value of THIRTY TWO PESOS POINT EIGHT ZERO ZERO ZERO ZERO ZERO ZERO ZERO FIVE THREE FIVE TWO ZERO ZERO CENTS ($32.80000000535200). **ARTICLE NINE: SHAREHOLDER REGISTER:** The Corporation shall keep a Shareholder Register previously filed with the Chamber of Commerce of its main domicile, showing the names of shareholders, the number of shares corresponding to each one, the certificate or

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certificates with the respective numbers and dates of recording and transfers, pledges, usufructs, attachments, and legal actions, as well as any other acts subject to recording according to the law. **PARAGRAPH:** In the event the Corporation lists its shares on a Stock Exchange, the Company may delegate the keeping of the shareholder register to a specialized entity legally authorized thereto, prior approval of the Board of Directors. **ARTICLE TEN: CHARACTERISTICS OF THE SHARES:** The shares in which the capital stock of the Corporation is divided are registered shares and of three (3) types: Common Shares, Preferred Shares and Preferred Shares with no voting rights. All the shares into which the Corporation's capital stock is divided shall circulate in a dematerialized or materialized way as decided by the Board of Directors in the respective placement regulations. They are to be paid in cash and shall be represented by one or several global certificates that represent all or part of the shares, or in certificates issued in numbered and continued series, signed by the General Manager and the Secretary, and must satisfy the requirements set forth in Article four hundred one (401) of the Commercial Code. Global Title(s) or interim or definitive certificates, whichever is applicable, shall be issued within thirty (30) days following the date of the agreement of subscription of shares, as established in Article four hundred (400) of the Commercial Code. **ARTICLE ELEVEN: CERTIFICATES:** The certificate or certificates of shares placed, transferred or encumbered that circulate in a dematerialized way, shall be kept under the custody and administration of a

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specialized entity or a centralized depository of securities experienced in this type of activities previously selected by the Board of Directors. The entity selected shall make the corresponding annotations of subscribers and shall keep the shareholder register. Shareholders may request a certificate entitling them to the exercise of the rights inherent to their capacity. However, the Shareholders' Meeting may determine that shares are to circulate physically, in which case the approval of a majority shall suffice, without implying an amendment to the articles of incorporation. In this case, each shareholder shall receive a certificate representing his shares, unless he prefers several certificates for several partial amounts of the total he is entitled to. The contents and characteristics of the certificates shall be subject to relevant legal provisions. If the price of the shares has not been fully paid for, the corporation may only issue provisional certificates. **PARAGRAPH ONE: APPLICABLE REGULATIONS:** Except as otherwise provided herein, the circulation, liens and any other issue related to dematerialized shares shall be governed by the provisions applicable to dematerialized securities, as well as by any other current or subsequent regulation that may complement, modify or supplement them. **PARAGRAPH TWO: SHAREHOLDER DEFAULT:** In the event a shareholder is in default of payment of the shares he has subscribed, he may not exercise the political and economic rights inherent to them, without limitation upon the provisions of Article 150 of the Commercial Code. For such effect the Corporation directly, or through the specialized entity upon which it has

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delegated this function, shall record payments made and balances outstanding. **PARAGRAPH THREE: EXECUTION OF DEBTORS IN DEFAULT:** The Placement Regulations may regulate the procedure for execution of encumbrances and the application of mechanisms established by Article 397 of the Commercial Code to any shareholder who is in default in the payment of his shares. **ARTICLE TWELVE: ATTACHED SHARES OR SHARES UNDER LITIGATION:** The attachment shall be entered in the Shareholder Register under the terms of Article 415 of the Commercial Code. Without permission from the judge in charge of the respective process, shares whose ownership is under litigation cannot be disposed of. Authorization from the plaintiff is also required to transfer attached shares. Consequently, the Corporation shall abstain from recording any transfer or lien from the moment the judge has reported the attachment or serviced the lawsuit, as the case may be. Attachment of shares shall cover the corresponding dividend, and may be limited only to such dividend. In this event, attachment is performed by order of the judge authorizing the Corporation to withhold and place the respective amounts at his disposal. **PARAGRAPH ONE:** In case of theft of a registered certificate, the Corporation shall replace it and provide a duplicate to the owner recorded in the book "Register and Liens of Shares". The shareholder must support the fact with the Board of Directors, and in any event, he must submit an authentic specimen of the respective criminal report. When a shareholder requests a duplicate due to loss of a certificate, he shall submit the guarantee required by

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the Board of Directors. Shall the lost certificate appear, its holder shall return the duplicate to the Corporation, and the Board of Directors shall destroy it and shall record this fact in the minutes of the corresponding meeting. When a duplicate is requested because of deterioration of the original, the holder must deliver the respective certificate for the Corporation to cancel it. **PARAGRAPH TWO:** Pledged Shares. The pledge is legalized through its recording on the book of "Register and Liens of Shares", and it shall not give the creditor the rights inherent to the capacity of shareholder, except by virtue of explicit covenant or agreement. The document with such covenant is sufficient to prove the creditor's rights. **PARAGRAPH THREE:** In the case of usufruct duly reported to the Corporation, the Corporation shall recognize all the rights derived from the shares to the beneficiary except those rights inherent to the legal title, such as the right to alienate them and to subscribe new issues of shares, including those to be distributed as stock dividends, which correspond to the legal owner, except a covenant to the contrary. **ARTICLE THIRTEEN: EQUALITY OF RIGHTS:** ISA recognizes the importance of its shareholders and investors. Accordingly, and with social responsibility, it seeks not only the return of their investment and the increase of the Company value but also to guarantee the full exercise of their rights and the strict compliance of their duties. The Corporation shall give same treatment regarding petitions, claims and information, to its investors and shareholders, regardless of the value of their investment or number of shares represented by them. **ARTICLE FOURTEEN:**

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SHAREHOLDERS' RIGHTS: Without limitation upon any other rights granted by the Law, the Regulations and these Articles of Incorporation, shareholders shall be entitled to the following rights: **1)** Participate in the deliberations of the meetings and vote thereat. **2)** Subject to the provisions of these Articles of Incorporation and the Law, receive the pro rata portion of the corporate benefits established in the end-of-period balance sheet. **3)** Negotiate the shares under the terms of these Articles of Incorporation. **4)** Inspect, at their discretion, within fifteen (15) business days prior to the Shareholders' Meeting, where the end-of-period balance sheet is to be considered, the books and other documents referred to in Articles 446 and 447 of the Commercial Code. **5)** Receive pro rata to the value of their shares, a portion of the corporate assets, upon liquidation and after payment of the external liabilities of the Corporation. **6)** Representation to the Corporation. For any purpose, shareholders may be represented through a written document where the name of the representative and the extension of the power are expressed. The power of representation at the Shareholders' Meeting must comply with the provisions of Article 184 of the Commercial Code. **7)** Indivisibility of shares. Shares shall be indivisible and, consequently, when for any legal or contractual reason one or several shares belong to a plural number of people, these must appoint a common representative who shall exercise the rights corresponding to their capacity as shareholders. The appointment of a representative shall be made subject to the provisions of Article 378 of the Commercial Code. **8)** Representation of

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shareholders. There is no restriction whatsoever regarding the shareholders' right to vote. Each shareholder, either a natural or a legal person, may appoint only one main representative to the Shareholders' Meeting, regardless of the number of shares he owns. The representative of a shareholder cannot fraction the vote of his principal, which means that he is not allowed to vote with one or several shares represented by him in one sense or for certain people, and with another share or shares in a different sense or for other people. But this individuality of vote does not prevent the representative of the vote of several shares from voting in each case by adhering separately to the instructions given by each principal person or group. **ARTICLE FIFTEEN: SETTLING OF DISPUTES:** Any dispute that may arise between the Company and the shareholders, between the shareholders and managers, and those regarding challenges to decisions shall be tried to be solved first through direct settlement. If an agreement has not been reached within sixty (60) business days, the party initiating the dispute may go to the regular courts or opt for any alternative way of dispute resolution provided by Colombian legislation. Alternative ways of dispute resolution shall be conducted at the Center of Conciliation and Arbitration of the Medellin Chamber of Commerce for Antioquia. **ARTICLE SIXTEEN: NEGOTIATION BETWEEN PUBLIC AND PRIVATE SHAREHOLDERS:** Upon satisfaction of the requirements set forth in the foregoing Article, when a State shareholder intends to dispose of its shares, or a portion thereof, in favor of private natural or legal persons, the provisions of Law 226 of

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1995 or any rules that amend or supersede it, shall be applied. **CHAPTER IV: CORPORATE BODIES. ARTICLE SEVENTEEN: CORPORATE BODIES:** ISA will be directed an administered by the Shareholders' Meeting, the Board of Directors and the General Manager. **CHAPTER V: SHAREHOLDERS' MEETING. ARTICLE EIGHTEEN: SHAREHOLDERS' MEETING – COMPOSITION:** The Shareholders' Meeting is constituted by the shareholders gathered with the quorum and conditions stipulated in the following articles. There shall be two types of meetings: regular meetings and special meetings. **ARTICLE NINETEEN: REGULAR MEETINGS:** Regular Shareholders' Meetings shall be held at the corporate domicile, within the first three months of each year, on the day, time and place indicated in the notice of the meeting, which must be made at least fifteen (15) business days, through notice published in one of the newspapers of largest circulation, or through written communication sent to each shareholder, at the address registered in the books of the corporation; the appropriate Superintendency must be informed of the foregoing. **PARAGRAPH:** If it is not convened, the Regular Meeting shall be held in its own right on the first business day of April at 10:00 am at the corporation's offices in Medellin. **ARTICLE TWENTY: DUTIES:** In its regular meetings, the Shareholders' Meeting shall examine the condition of the corporation; elect the principal members of the Board of Directors and their alternates; modify the economic regime of Management; consider the accounts and balance sheets of the previous fiscal period; rule about the distribution of profits; agree on the

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provisions necessary to fulfill the corporate purpose and the common interest of shareholders. **ARTICLE TWENTY-ONE: SPECIAL MEETINGS:** Special Shareholders' Meetings shall be held when required by unforeseen or urgent needs of the company and convened through notice of meeting made by the General Manager, the Independent Auditor of the official entity exercising permanent control over the corporation, the Board of Directors, or by request of shareholders representing at least twenty percent (20%) of subscribed shares made to said officers. Nevertheless, the Shareholder's Meeting may be validly held and without previous notice, as Special Meeting, when all the subscribed shares are represented. The notice of meeting must be given five (5) calendar days before the meeting through a letter sent to the last address of each shareholder registered in the company's books, or through publication in a daily newspaper with nationwide circulation where the issues to be dealt with at the Special Meeting shall be set out. The Special Meeting may not adopt definitive decisions on issues different from those stated in the notice for each Special Meeting, unless the majority of the votes present shall decide so. **ARTICLE TWENTY-TWO: QUORUM TO DELIBERATE:** A plural number of shareholders representing at least an absolute majority of subscribed shares shall constitute a quorum to deliberate both at regular meetings and special meetings. Decisions shall be made by the majority of votes present, unless the law or the articles of incorporation shall require a special majority for certain issues. **ARTICLE TWENTY-THREE: NEW NOTICE OF MEETING:** If after

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being convened, the Meeting is not held for lack of quorum, a new meeting shall be convened which shall be validly held and decide with a plural number of shareholders regardless of the number of shares represented at such meeting. The new meeting shall be held not before ten (10) business days nor after thirty (30) business days, counted from the date set for the first meeting. When the Meeting takes place on its own right on the first business day of April, it may also validly deliberate and decide according to this Article. **ARTICLE TWENTY-FOUR: CHAIR:** The Shareholders' Meeting shall be chaired by the person appointed by such Meeting. **ARTICLE TWENTY-FIVE: MINUTES:** The agreements, decisions, votes, and other acts of the Shareholders' Meeting, the summary of deliberations, list of attendants with indications of type and number of own or other people's shares represented, and the kind of notice of the meeting shall be recorded in the Minutes which shall be approved by the shareholders present at such meeting or by a commission appointed by it to this end and signed by those who must approve it, that is, the Chairman and the Secretary of the meeting. In the absence of any of these two officers, the Minute shall be signed by the Independent Auditor. Additionally, if the balance sheet and the Independent Auditor's report are not attached to the minutes, a certification of their presentation shall be included in the minutes of the meetings, and that the documents referred to in Articles 446 and 447 of the Commercial Code were made available to shareholders, at the General Manager's Office, fifteen (15) business days before the date of the meeting. The

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minutes shall be recorded in strict chronological order in a special book, bound and with numbered pages, registered at the Chamber of Commerce of Medellin. Copies of such minutes, duly authenticated, shall be sent to the Superintendency of Domiciliary Public Utilities. **ARTICLE TWENTY-SIX: AUTHORITY:** The Shareholders' Meeting has the following powers: **1)** Issue its own rules. **2)** Issue and amend the articles of incorporation of the corporation. **3)** Appoint, for one (1) year terms, the members of the Board of Directors and their alternates and set their respective fees. **4)** Examine, approve or disapprove the balance sheet, the accounts and the project of distribution of earnings which the General Manager must submit to the regular shareholders' meetings. **5)** Decide the appropriation of special reserves other than the legal reserve. **6)** Subject to the law, declare the distribution of earnings set forth in the balance sheet, determine the amount of earnings to be distributed, the term and ways of paying dividends. The Shareholders' Meeting may determine that the sums available at any time for dividend distribution be totally or partially capitalized and that their value be distributed in shares of the Corporation among the shareholders pro rata to those owned on the date of capitalization. **7)** Study the reports presented by the Board of Directors and the Independent Auditor, as well the report on the advancement of the Good Governance Code submitted by the Board of Directors and the General Manager. **8)** Keep the minutes and send copies thereof, of the balance sheets and of the income statements to the Superintendency of Domiciliary Public Utilities. **9)** Appoint the Independent Auditor

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and his alternate and set their remuneration; additionally create the positions required by the Independent Auditor's Office and set their remuneration. **10)** Agree on the way losses, if any, are to be offset. **11)** Decide capital increases without limitation upon the power of the Board of Directors to increase authorized capital in the cases stipulated in Article 19, number 19.4 of Law 142 of 1994. **12)** Authorize any issuance and placement of shares on reserve. It may also order the issuance of bonds, convertible or not in either common shares or preferred shares. **13)** Authorize any issuance of preferred or non-voting shares and order the decrease or suppression of privileges. **14)** Order the reacquisition of the Company's own shares and their subsequent transfer. **15)** Decide the extraordinary dissolution of the Company and authorize its transformation or merger with another or other companies, or its spin-off. **16)** The sale, liquidation, transfer for any reason or disposal or lease of ISA's assets or property, in one or several related transactions whose amount exceeds fifteen point zero percent (15.0%) of ISA's Market Capitalization, or the sale or transfer in whole or in part of ISA's business establishment, either in one single transaction or in a series of related transactions within a term of twelve (12) consecutive months. **17)** Restructure ISA's capital stock. **18)** To convert into shares debt securities that may constitute a capital contribution of more than two (2) monthly statutory minimum wages. **19)** The decision that shares issued and offered within ISA's capitalization processes, be placed without subjection to preemptive rights. **20)** Any change in ISA's dividend

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policy. **21)** The Shareholders' Meeting with favorable vote of eighty percent (80%) of shares represented shall decide and approve the payment of stock dividends. **22)** Any others granted by these Articles of Incorporation. **PARAGRAPH:** Market Capitalization is understood as the product of the stock average price in the Stock Exchange during the past ten (10) days multiplied by the number of outstanding Preferred and Common Shares, disregarding the fact that the latter are not listed on the Stock Exchange, as of the date prior to the date when the meeting is to be held or the decision is to be made. **CHAPTER VI: THE BOARD OF DIRECTORS. ARTICLE TWENTY-SEVEN: THE BOARD OF DIRECTORS:** The Board of Directors of ISA shall consist of seven (7) members, each one with a personal alternate, elected by the proportional representation voting method for a one (1) year period and they can be reelected or removed at any time by the Shareholders' Meeting. The members of the Board of Directors shall be elected taking into account the proportional representation of the stock ownership of each shareholder and under the criteria of their professional capabilities and fitness and acknowledged moral solvency. Employees of the Company cannot be members of the Board of Directors. **PARAGRAPH**: The designation as member of the Board of Directors of ISA may be made to the individual or to a specific position. **ARTICLE TWENTY-EIGHT: CHAIR AND SECRETARY OF THE BOARD OF DIRECTORS:** The Board of Directors shall elect among its members a chairman to preside the meetings. The Secretary General of the Company is the secretary of the Board of

Directors. The Chairman shall submit to each regular Shareholders' Meeting, a report on the performance of the Board of Directors including: **a)** Meetings held and their periodicity. **b)** Attendance to the meetings of the Board of Directors of each principal and alternate member. **c)** Preparation of items to be dealt with at the meeting. **PARAGRAPH**: The members of the Board of Directors shall evaluate themselves according to the procedure defined by the Board. The Chairman shall report the results of the evaluation to the Shareholders' Meeting. **ARTICLE TWENTY-NINE: EXTENSION OF THE TERM OF THE BOARD OF DIRECTORS:** If the term of the members of the Board of Directors elected by the Shareholders' Meeting expires and no new election has taken place, such members shall continue exercising their positions until a new election is held as provided in these articles of incorporation. **ARTICLE THIRTY: MEETINGS OF THE BOARD OF DIRECTORS:** The Board of Directors shall meet at the corporation's offices or at any other place designated by the same Board, usually at least once a month, on the days it may determine, and extraordinarily, called by itself, the General Manager, the Independent Auditor or two principal members. **ARTICLE THIRTY-ONE: QUORUM TO DELIBERATE:** The Board of Directors may not deliberate nor validly make decisions with fewer than six (6) members of which, at least three (3) must be principal members. **ARTICLE THIRTY-TWO: QUORUM TO MAKE DECISIONS:** The decisions of the Board of Directors shall be adopted with the favorable vote of at least five (5) of the members present at each meeting. **ARTICLE THIRTY-THREE: VOTES:** The

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General Manager shall have the right of speaking at the meetings of the Board of Directors, but he cannot vote its decisions. **ARTICLE THIRTY-FOUR: DUTIES OF THE BOARD OF DIRECTORS:** The duties of the Board of Directors are: **1)** Determine the Company's Strategic Direction **2)** Appoint the General Manager of the Corporation and two (2) alternates, first and second, under the criteria of qualification, knowledge, experience and leadership; remove them from their position, reelect them, and determine the remuneration of the principal and evaluate him according to the criteria established in the Integral Management Chart adopted by the Company. Likewise, the Board of Directors shall appoint, attorneys at law who shall represent the Corporation to the judicial, administrative and police authorities. **3)** Decide about the excuses and licenses presented by the General Manager. **4)** Approve the labor policy, number of employees and parameters for their remuneration. **5)** Adopt the contractual regulations; indicate the criteria, procedures and authority, which the Corporation must adhere to regarding contractual matters. **6)** Approve the annual budget of the Corporation. **7)** Present the accounts, balance sheets and inventories of the Corporation to the Shareholders' Meeting; propose the approval of reserve funds that in addition to the legal reserve, it considers convenient for the Corporation, and propose the distribution of earnings. **8)** Examine, when it considers it necessary, the documents and books of the Corporation; present to the Shareholders' Meeting a detailed report of the condition of the Corporate business according to Articles 46 and 47 of Law 222 of 1995. **9)** Decide increases

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in the authorized capital for new investments in the infrastructure of utilities associated with the corporate purpose. **10)** Approve the appraisal of property received by the company as payment in kind for shares subscribed. **11)** Regulate the issuance and placement of the Corporation's shares and bonds and prepare the corresponding prospectus. **12)** Set the date for the regular Shareholders' Meetings and convene special meetings when it considers it convenient. **13)** Act as a consulting body for all the issues required by the General Manager. **14)** Authorize the establishment of branch offices in the places it considers advisable. **15)** Delegate to the General Manager any or some duties that can be delegated according to the Law. **16)** Authorize the General Manager to delegate any or some of his statutory or legal duties. **17)** Implement the Internal Ruling for the correct functioning and administration of Regular and Special Shareholders' Meetings. **18)** Authorize any transaction, group of transactions or expansion of a transaction with the same purpose or for the same services conducted with Affiliates and exceeding twenty thousand (20,000) monthly statutory minimum wages within a term of twelve (12) consecutive months. **19)** Deliberate and decide on the following: **a)** The sale, liquidation, transfer for any reason or disposal or lease of ISA's assets or property, in one or several related transactions whose amount exceeds five point zero percent (5.0%) and up to fifteen point zero percent (15.0%) of ISA's Market Capitalization, or the sale or transfer in whole or in part of ISA's business establishment, either in one single transaction or in a series of related transactions

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within a term of twelve (12) consecutive months. **b)** Investments in other corporations or associations of different nature, as well as investments by ISA's subsidiary corporations, either in one single transaction or in a series of related transactions within a term of twelve (12) consecutive months when the amount of the investment exceeds five point zero percent (5.0%) of ISA's Market Capitalization. **c)** Executing transactions, agreements or contracts with its parent company or with subsidiary companies of its parent company, as well as with parent or subsidiary companies of its Controlling Shareholders, or in general with parent, subsidiary or affiliate companies of said persons (together jointly called "Affiliates") for the acquisition of goods and services, being understood that any of such acquisitions or transactions shall be executed under terms and conditions and at the costs usually applied to transactions with unrelated third parties, that is, under market conditions. **PARAGRAPH**: For matters of interpretation of these articles of incorporation, Affiliate(s) shall mean, any corporation(s) or person(s) considered as ISA's parent company or subsidiary corporations of such parent company, as well as parent and subsidiary companies of ISA's Controlling Shareholders, or in general, parent, subsidiary or affiliate companies of the aforementioned. Likewise, Transaction shall mean any transaction, agreement or contract entered into by ISA, under which ISA incurs in any obligation. **20)** Approve any transaction with subordinate companies that exceeds 5% of ISA's Market Capitalization and see that they are conducted under market conditions. **21)** Take specific measures regarding the Corporation's

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governance, conduct and information in order to guarantee respect for those who invest in its shares or any other security issued by it, as well as the correct management of its business and the public disclosure of its affairs, and present to the Shareholders' Meeting through the General Manager, a report on the foregoing issues. **22)** Watch for the effective compliance with the requirements of market regulatory bodies. **23)** Guarantee respect for the rights of every shareholder and the rights of others who invest in its securities according to the parameters set by market regulatory bodies. **24)** Approve the Good Governance Code presented by the General Manager compiling all regulations and systems required by current regulations and watch for its effective compliance. For that matter it may appoint a Control Committee that will be in charge of such issues. **25)** Create and regulate the Internal Committees of the Board of Directors, especially the Auditing Committee, as provided by the Law. The Board may request the General Manager to hire experts or consultants when it deems it necessary to carry out its duties or as support to the Committees. **26)** Any others granted by the Law and these articles of incorporation. **ARTICLE THIRTY-FIVE: SPECIFIC DUTIES OF THE MEMBERS OF THE BOARD OF DIRECTORS:** In addition to its duties as administrators, the members of the Board of Directors, when carrying out their duties, shall take into account that: **1)** Their decisions shall be made with independence and autonomy, based on fluid, transparent and integral information. **2)** They shall not take advantage for their own benefit of a business opportunity of ISA or its subordinates, of which they have

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been aware of due to their capacity as members of the Board. **3)** They shall not take part for their own account, or that of a third party, in activities that compete with the Corporation. **4)** They shall accept and carry out any task specifically recommended by the Board of Directors, provided it is reasonably included in their commitment of dedication. **5)** They shall hand their resignation whenever they are elected without complying with any requirement or when any of their personal conditions may negatively affect the operation of the Board of Directors or the Company's reputation. **6)** They shall attend the meetings of the Board and the Committees and shall effectively contribute to the will of the Board. **ARTICLE THIRTY-SIX: MINUTES:** The meetings of the Board of Directors shall be recorded in minutes on the corresponding book and they shall be signed by the chairman of the Board and by the person who acted as secretary. **CHAPTER VII: THE GENERAL MANAGER AND OTHER PROVISIONS: ARTICLE THIRTY-SEVEN: THE GENERAL MANAGER:** The direction of the administration and the legal representation of the Corporation shall be in the charge of the General Manager who shall be elected by the Board of Directors. The General Manager shall have two alternates, first and second, appointed by the Board of Directors, who in their order shall replace him in his absolute, temporary or accidental absences. **PARAGRAPH:** Attorneys at law appointed by the Board of Directors shall represent the Corporation to the judicial, administrative and police authorities. **ARTICLE THIRTY-EIGHT: LEGAL REPRESENTATIVE:** The General Manager shall be the legal representative of the

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Corporation and shall be in charge of the direction and administration of the corporate business. The General Manager may not be a member of the Board of Directors, but this body can temporarily appoint any of its members as General Manager. **ARTICLE THIRTY-NINE: MANAGERS AND SUBORDINATION:** In addition to the members of the Board of Directors and the General Manager, the Area Managers, the Deputy Managers and the Directors are also considered as managers. All the employees of the Corporation shall be subordinated to and under the orders and immediate supervision of the General Manager, except the Independent Auditor who depends directly from the Shareholders' Meeting. **ARTICLE FORTY: CONFLICT OF INTEREST:** Any person employed by the Corporation shall act with due diligence and loyalty. Executives, managers and employees of the Corporation are considered to be in a conflict of interest situation when, by reason of their duties, in making a decision, or performing or abstaining from performing an action, they have the possibility of choosing between the interest of the Corporation, customer, user or supplier and their own personal interest or that of a third party, so that, should they opt for either of the latter they would obtain undue pecuniary and/or extra-economic benefit they wouldn't otherwise obtain, thus ignoring a legal, contractual, statutory or ethical obligation. When facing a conflict of interest, or in doubt about its existence, the following procedure must be followed: a) Report the conflict in detailed writing addressed to the immediate superior, who shall designate the employee to carry on with the process. b) Abstain from intervening,

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directly or indirectly, in the activities and decisions related to the conflict, and cease all actions when becoming aware about the existence of conflict of interest. Members of the Board of Directors shall report to the Board any conflict of interest. The doubt about the existence of a conflict of interest does not exempt any member of the Board of Directors from the obligation of abstaining from participating in the respective activities. **ARTICLE FORTY-ONE: INFORMATION:** Any person employed by ISA shall exercise special care in handling information classified as reserved, especially information related to its competitive advantage, corporate strategy, competition, prices and campaigns. With the exception of reserved information or information that may jeopardize the Company's business or affect third party's rights, the Corporation shall supply general information according to the methodology and periodicity determined by the Board of Directors, so as to allow shareholders and other investors to have timely and accurate information for their investments. **PARAGRAPH:** Criteria for the supply, medium and periodicity of information are established in the Good Governance Code. **ARTICLE FORTY-TWO: DUTIES:** The duties of the General Manager are to: **1)** Carry out and cause all the transactions and authorizations included within the corporate purpose to be carried out. **2)** Enter into and subscribe all the agreements and obligations of the Corporation within the criteria established by the Board of Directors. Delegate the execution of contracts, decentralize the execution of calls for bids and tenders, the ordering of expenditures and authorization of payments to employees holding

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executive positions, according to the regulations about contracts issued by the Board of Directors. **3)** Prepare and execute the budget approved by the Board of Directors. **4)** Design and execute the development and yearly action plans as well as the investment, maintenance and expenditure programs. **5)** Direct the labor relations with authority to delegate duties on this matter, and exercise authority to appoint the personnel taking into account the number of people in the payroll approved by the Board of Directors. **6)** Define the organizational and wage structure of the Corporation. **7)** Make available to the shareholders, at least fifteen (15) business days before any regular Shareholders' Meeting, the inventory, balance sheet, accounts and an explanatory recount about the corporate business along with a project for the distribution of earnings, if any, duly approved by the Board of Directors. **8)** Determine the investment of the funds available that are not necessary for the immediate operations of the Corporation. **9)** Examine the books, accounts, correspondence and cash documents of the Corporation and verify the inventories and securities. **10)** Direct the accounting and make sure that it is carried according to the legal regulations applicable. **11)** Submit any discrepancies arising between the Corporation and third parties to the decisions of arbitrators according to the provisions of the law on such matters, compromise, or conciliate them with the consent of the third party, or take them to the competent jurisdiction, as the case may be. **12)** Appoint attorneys to represent the Corporation in judicial, out-of-court and administrative actions, set their fees, and delegate powers to them. **13)**

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Render justified accounts of his management in the cases determined by the Law. **14)** Convene the Board of Directors and the Shareholders' Meeting to regular and special meetings. **15)** Establish and direct the internal control of the Corporation, according to the provisions of Article 46 and subsequent Articles of Law 142 of 1994. **16)** Appear before a Notary Public to legalize the amendments to the Articles of Incorporation and the decisions of the Shareholders' Meeting and the Board of Directors that need to be formalized as public deed. **17)** Present to the Board of Directors and ensure compliance of the specific measures regarding the governance of the Corporation, its conduct and information in order to guarantee respect for those who invest in its shares or any other security issued by it, as well as the correct management of its business and the public disclosure of its affairs. **18)** Guarantee the respect for every shareholder and security investor according to the parameters established by market control bodies, and in association with the Board of Directors, present to the Shareholders' Meeting a report on the development of the Good Governance Code. **19)** Provide the market with timely, complete and accurate information about its financial statements and corporate and administrative conduct, without limitation upon the provisions of articles 23 and 48 of Law 222 of 1995. **20)** Compile in a good governance code to be presented to the Board of Directors for its approval, all the regulations and systems required by the Law, and have it permanently available to investors at the offices of the Corporation. **21)** Announce in a national circulation newspaper the adoption of the

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good governance code and every amendment, change or supplement thereto, and indicate the procedure for the public to examine it. **22)** Carry out every procedure necessary for the on-line connection of the Corporation to the centralized security depository where the securities issued by the Corporation have been deposited, or agree with the depository the keeping of the shares register in the Corporation's name. **23)** Exercise all the other statutory and legal duties assigned or delegated by the Shareholders' Meeting and the Board of Directors. **CHAPTER VIII: THE INDEPENDENT AUDITOR AND SPECIAL AUDITS. ARTICLE FORTY-THREE: THE INDEPENDENT AUDITOR:** The Corporation shall have an Independent Auditor, and his alternate, who shall replace him in his absolute, temporary or accidental absences, elected by the Shareholders' Meeting for a one (1) year term and who may be reelected. **ARTICLE FORTY- FOUR: REMUNERATION:** The Shareholders' Meeting shall fix the Independent Auditor's remuneration. The Independent Auditor shall ask the Shareholders' Meeting for the creation of the positions and the remuneration of the staff his office shall require for the good execution of his duties; such personnel shall be appointed and removed by the Independent Auditor, from whom they depend, and they must act according to his orders and instructions. **ARTICLE FORTY-FIVE: DUTIES:** Without limitation upon the duties provided by the law and the by-laws, the Independent Auditor shall have the following duties: **1)** Verify that the operations entered into or executed by the Corporation comply with the provisions of the Articles of Incorporation and the

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decisions of the Shareholders' Meeting and the Board of Directors. **2)** Examine all the operations, inventories, minutes, books, correspondence, account vouchers, and businesses of the Corporation. **3)** Verify the cash count whenever he considers it necessary. **4)** Verify all the securities of the Corporation and others under its custody. **5)** Inspect the Corporation's property and procure that appropriate measures are taken for its preservation and security. **6)** Report timely any irregularities that he may notice in the acts of the Corporation to the Shareholders' Meeting or to the Board of Directors, as the case may be. **7)** Authorize the balance sheets with his signature. **8)** Call the Shareholders' Meetings and the Board of Directors to special meetings when he considers it necessary. **9)** Cooperate with the competent Superintendency in the inspection and supervision of the Corporation and provide it with the reports he is required or asked to present. **10)** Participate in the deliberations of the Shareholders' Meeting and of the Board of Directors, when he is invited to them, with right to speaking but without right to voting. **11)** Carry out the other duties established by law and these Articles of Incorporation, and those that being compatible with the previous duties are assigned by the Shareholders' Meeting. **12)** Ensure that management complies with the specific duties established by supervisory bodies, especially those related to information and the code of good governance. **13)** Report any relevant finding to the corporate bodies, the authorities and the market. **14)** See the complaints for violation of shareholders' and investors' rights and the results of the corresponding investigations, which he shall transmit to

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the Board of Directors and report to the Shareholders' Meeting. **15)** All others set forth in Article 207 of the Commercial Code. **PARAGRAPH:** The duties of the Independent Auditor are intended to exercise an active control over the property and activities of the Corporation, but he shall not be competent to intervene in the administrative activities thereof; he may only perform those administrative functions related to the organization of his office. **ARTICLE FORTY-SIX: RESTRICTIONS TO HOLD THE POSITION OF INDEPENDENT AUDITOR:** The Corporation may not elect as its Independent Auditor: **1)** Shareholders of the Corporation or partners of its subsidiary companies. **2)** People joined by marriage or kinship within fourth (4th) degree of consanguinity, first (1st) degree resulting from adoption or second (2nd) degree in-law, or those who are copartners in limited liability corporations or similar corporations, of the administrators, or of the officers directly or indirectly handling the monies of the Corporation. **3)** Those who have another position in the Corporation or in any of its subsidiaries. **4)** Those who are not public accountants except when the Independent Auditor is a legal person specialized in Auditing, which must appoint a Public Accountant to hold this position. **5)** Those who are currently holding the position of Independent Auditor in other five stock companies. **6)** Those who are subject to any other restriction or legal incompatibility. **ARTICLE FORTY-SEVEN: SPECIAL AUDITS:** A plural number of shareholders representing at least five percent (5%) of subscribed shares, or a number of investors whose stake is equal to or greater than five percent (5%) of ISA's market capitalization at

the time of the request, may request to the General Manager special audits whose cost and responsibility will be borne by the shareholders and investors who requested them. The request of special audits shall be in writing indicating the reasons thereto, the facts and operations to be audited, the length of the audit, as well as three (3) firms of acknowledged renown and recognition. When the percentage required to request a special audit consists of a plural number of shareholders, in their request they shall designate one representative for that effect. The request shall be answered by the General Manager within ten (10) business days, indicating the firms presented, the firm selected to carry out the audit, and the date of commencement of the audit. In his refusal to carry out the special audit, the General Manager shall set forth the reasons for his decision. Such decision may be presented for the consideration of the Board of Directors at the request of the interested party. The results of the special audit shall be presented first to the General Manager, who shall have ten (10) business days to express his opinion. These results and the opinion of the General Manager shall be transmitted to the Board of Directors and to the control and supervision entities. In the event of possible violation of legal regulations, the corresponding judicial and investigation authorities shall be informed. **CHAPTER IX: BALANCE SHEETS, DISTRIBUTION OF EARNINGS AND RESERVE FUNDS: ARTICLE FORTY-EIGHT: BALANCE SHEET:** On December thirty-first (31), each year, accounts shall be cut off, and the inventories and balance sheet of the Corporation shall be issued. **ARTICLE FORTY-NINE: APPROPRIATIONS:** In

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settling income accounts, provisions must be appropriated to cover future and identified expenses such as labor benefits, deprecation, amortization, taxes, etc. **ARTICLE FIFTY: INCOME:** Ten percent (10%) of distributable income so calculated shall be appropriated for the legal reserve, until it equals one half of the subscribed capital; when this limit is reached, the Corporation shall not be obligated to continue transferring such ten percent (10%) into this account, unless otherwise provided by the Shareholders' Meeting. Should the reserve decrease, the same ten percent (10%) of income shall be appropriated again until it equals fifty percent (50%) of subscribed capital. **ARTICLE FIFTY-ONE**: For matters of income distribution as provided by articles 155 and 454 of the Commercial Code, distributable income shall be computed through the following procedure: (a) From the Corporation's income taken from actual and accurate financial statements of each fiscal period, subtract the amounts corresponding to: (i) Absorb losses from previous periods (if any), (ii) Legal reserve, (iii) Tax appropriations; (b) To the balance so calculated apply the percentages determined by the aforementioned articles of the Commercial Code. This amount is the minimum amount to be distributed as dividend each period; (c) Balances remaining after distribution of minimum dividends shall be at the disposal of the Shareholders' Meeting for statutory and discretionary reserves or to be distributed as dividend in addition to the minimum dividend established by letter b) above. **ARTICLE FIFTY-TWO: LOSSES:** Losses, if any, are offset with the reserves for this purpose, and in the absence of these,

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with the legal reserve. Reserves intended to absorb certain losses cannot be employed to cover any other losses, unless the Shareholders' Meeting decides otherwise. If the legal reserve is not sufficient to offset the losses, the corporate profits of the subsequent periods shall be applied to this end, until such loss is extinguished, and they may not have any other purpose. The Shareholders' Meeting may adopt or order measures directed to the re-establishment of the net worth when losses have placed it below fifty percent (50%) of subscribed capital, such as the sale of appreciated corporate property, reduction of the subscribed capital of the Corporation, made according to the law, or the issuance of new shares. Any of these measures must be taken within six (6) months after the determination of the loss. Otherwise, the Corporation must be dissolved. **CHAPTER X: DISSOLUTION AND WINDING-UP**: **ARTICLE FIFTY-THREE: DISSOLUTION:** The Corporation will be dissolved: **1)** Due to impossibility to carry out its corporate purpose. **2)** By reduction in the number of shareholders to less than the legal minimum number. **3)** By decision of the Shareholders' Meeting with votes representing at least eighty percent (80%) of the subscribed capital. **4)** By decision of the competent authority. **5)** When there are losses that shall reduce the net worth below fifty percent (50%) of the subscribed capital. **6)** For any other cause provided for in the Law. **ARTICLE FIFTY-FOUR: WINDING-UP:** Upon the dissolution of the Corporation, its winding up shall be initiated, without limitation upon the adoption of the measures contained in Article sixty-one (61) of Law 142 of 1994, intended to guarantee the

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continuity of the provision of the services. **1)** Except explicit legal provisions to the contrary, any act contrary to the winding-up shall cause the Liquidator or Liquidators and the Independent Auditor, who have not opposed it, to be unlimitedly and jointly and severally liable. **2)** The expression "UNDER WINDING-UP" must be added to the Corporate name, and in the event this requirement is omitted, if the Liquidator or Liquidators as well as the Independent Auditor have not opposed it, they shall be unlimitedly and jointly and severally liable for any damages that may occur. **ARTICLE FIFTY-FIVE: PUBLIC DEED:** Once the Shareholders' Meeting has agreed on the dissolution, the General Manager shall formalize it in a public deed and shall comply with all other requirements provided by the law to this end. **ARTICLE FIFTY-SIX: LIQUIDATOR:** The winding-up of the Corporation shall be executed by a person appointed by the Superintendency of Domiciliary Public Utilities; the liquidator shall act under his sole responsibility, and shall complete the winding-up in the term indicated by the Superintendent. **ARTICLE FIFTY-SEVEN: POWERS OF THE LIQUIDATOR:** The General Manager as liquidator, or the liquidators appointed by the Shareholders' Meeting have the duties and powers granted to them by Articles 232, 233 and 238 of the Commercial Code. **ARTICLE FIFTY-EIGHT: POWERS OF THE SHAREHOLDERS' MEETING:** During the winding-up, the powers of the Shareholders' Meeting shall survive as during the existence of the Corporation, with the only limitations imposed by its winding-up status. The Superintendent of Domiciliary Public Utilities may replace the liquidator

or liquidators, approve or disapprove the winding-up accounts, and settle, at his discretion, any other question that may arise. **CHAPTER XI: FINAL PROVISIONS: ARTICLE FIFTY-NINE: PROHIBITIONS:** Without limitation upon the provisions of the Law and these Articles of Incorporation, the Corporation may not: **1)** Become guarantor of third party's liabilities, except: **a)** those guaranteeing corporations or associations where ISA has a stake, limited up to the percentage of its participation therein, with respect to liabilities incurred by them with financial and insurance institutions legally established and under the inspection of competent authorities in Colombia or abroad, prior authorization from the Board of Directors; and **b)** those liabilities that support Specific Purpose Companies where ISA has a stake, limited up to the percentage of such capital participation, and with respect to liabilities incurred by them with suppliers of goods and services during the construction stage of the projects awarded to ISA and that ISA has decided to execute through such type of companies. **2)** Refuse to record on the Register of Liens of Shares, shares traded in accordance with applicable regulations. **ARTICLE SIXTY: AMENDMENTS TO THE ARTICLES OF INCORPORATION:** Any amendments to these Articles of Incorporation must be approved by the Shareholders' Meeting in one single debate, in regular or special meetings by the corresponding number of votes. **ARTICLE SIXTY-ONE: SUPPLEMENTAL REGULATIONS:** The rules of the Commercial Code and other legal provisions shall be applied to issues which are not provided for in these Articles of

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Incorporation. ***SIXTH:*** To be recorded with this Public Deed, attached is a copy, duly signed by the Secretary General of ISA, of Minutes 94 of March 27th 2006 corresponding to the Regular Shareholders' Meeting that approved the partial amendment of the Articles of Incorporation, and the incorporation into one single deed of the Articles of Incorporation of ISA, including the amendment approved by the Shareholders' Meeting. Also attached is the Certificate of Incorporation and Incumbency of the Corporation. ***EXECUTION AND AUTHORIZATION:*** Once this public instrument was read by the person who appeared, who was also advised of the requirement of its filing with the Medellin Chamber of Commerce for Antioquia within the legal term, the instrument was found to conform accordingly and was signed by him and the Notary Public who certifies and authorizes it. The following documents are put into record: Certificate of Incorporation and Incumbency of the Company Interconexion Electrica S.A. E.S.P., Minutes 94 of March 27th 2006 corresponding to the Regular Shareholders' Meeting. The following notary paper pages were used. From DA-00758618 to DA-00758624 and from DA-00758627 to DA-00758634.

JAVIER GENARO GUTIERREZ PEMBERTHY

CC 19.168.740 from Bogota

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MARTHA LUCIA CUARTAS VANEGAS

Single Notary Public of Sabaneta (Antioquia)

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLIN

AFFIDAVIT

I, the undersigned ANA LUCIA URIBE DE R., official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in 44 pages of Public Deed No. 580 of 2006

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellin, today, May 30th 2006.

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MARTHA LUCIA CUARTAS VANEGAS

Single Notary Public of Sabaneta (Antioquia)

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLIN

AFFIDAVIT

I, the undersigned ANA LUCIA URIBE DE R., official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in 45 pages of Public Deed No. 580 of 2006

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellin, today, May 30th 2006.

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"NEW BOARD OF DIRECTORS AND INDEPENDENT AUDITOR WILL BE ELECTED IN JUNE OF THIS YEAR FOR THE MEDELLIN CHAMBER OF COMMERCE FOR ANTIOQUIA. CANDIDATES SHALL REGISTER DURING THE FIRST TWO WEEKS OF MAY. FOR DETAILED INFORMATION PLEASE GO TO OUR MAIN OFFICES OR DIAL 576 62 15 – 576 62 02"

CERTIFICATE OF INCORPORATION AND INCUMBENCY

THE SECRETARY OF THE MEDELLIN CHAMBER OF COMMERCE FOR ANTIOQUIA, based on the registrations and records of the mercantile registry,

CERTIFIES

NAME	INTERCONEXION ELECTRICA S.A. E.S.P. which may also use the initials ISA, is a mixed-ownership utility established as business corporation of the national order, ascribed to the Ministry of Mines and Energy and subject to the legal regime established by the Domiciliary Public Utilities Law (Law 142 of 1994)
DOMICILE	MEDELLIN
REGISTER NO.	21-033962-4
TIN	860016610-3

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CERTIFIES

ESTABLISHMENT: That by public deed No. 3057, of the 8th Notary Public Office of Bogota, of September 14, 1967, filed with this Chamber of Commerce on July 1st, 1997, on book 9th, page 239, under the No. 1999, the corporation INTERCONEXION ELECTRICA S.A. "ISA", a State industrial and commercial company, of the national order, of indirect origin, was established as corporation with State capital and ascribed to the Ministry of Mines and Energy.

CERTIFIES

AMENDMENTS: That to this date the corporation has been amended by the following deeds:

No. 4220, of November 18, 1968, of the 8th Notary Public Office of Bogota.
No. 4683, of July 29, 1970, of the 7th Notary Public Office of Bogota.
No. 6809, of October 20, 1970, of the 7th Notary Public Office of Bogota.
No. 6639, of November 8, 1971, of the 7th Notary Public Office of Bogota.
No. 2618, of May 24, 1972, of the 7th Notary Public Office of Bogota.
No. 4173, of July 6, 1973, of the 7th Notary Public Office of Bogota.
No. 1145, of March 13, 1974, of the 7th Notary Public Office of Bogota.
No. 4542, of August 12, 1974, of the 7th Notary Public Office of Bogota.
No. 3745, of July 12, 1975, of the 7th Notary Public Office of Bogota.
No. 1084, of June 23, 1976, of the 15th Notary Public Office of Bogota.

No. 6590, of November 26, 1976, of the 7th Notary Public Office of Bogota.

No. 67, of January 21, 1977, of the 7th Notary Public Office of Bogota.

No. 1091, of March 30, 1977, of the 7th Notary Public Office of Bogota, filed with this Chamber of Commerce on July 1st, 1977, on book 9th, page 240, under the number 2014, by which the domicile is changed from Bogota to the city of Medellin.

No. 2745, of June 20, 1977, of the 7th Notary Public Office of Bogota.

No. 501, of March 27, 1978, of the 8th Notary Public Office of Medellin.

No. 119, of February 9, 1979, of the 10th Notary Public Office of Medellin.

No. 2260, of October 10, 1979, of the Single Notary Public Office of Bello.

No. 182, of February 8, 1980, of the Single Notary Public Office of Bello.

No. 380, of March 6, 1981, of the Single Notary Public Office of Bello.

No. 1973, of June 15, 1981, of the Single Notary Public Office of Bello.

No. 2600, of August 12, 1981, of the Single Notary Public Office of Bello.

No. 50, of January 17, 1983, of the Single Notary Public Office of Bello.

No. 1353, of July 8, 1983, of the Single Notary Public Office of Bello.

No. 173, of February 5, 1985, of the Single Notary Public Office of Bello.

No. 1009, of May 15, 1985, of the Single Notary Public Office of Bello.

No. 3257, of November 5, 1986, of the Single Notary Public Office of Bello.

No. 1397, of June 17, 1988, of the Single Notary Public Office of Bello.

No. 1445, of May 24, 1989, of the Single Notary Public Office of Bello.

No. 3004, of October 30, 1989, of the Single Notary Public Office of Bello.

No. 4337, of November 26, 1991, of the Single Notary Public Office of Bello.

No. 2267, of August 11, 1992, of the Single Notary Public Office of Bello.

No. 2612, of June 25, 1993, of the 6th Notary Public Office of Medellin.

No. 889, of April 19, 1994, of the 14th Notary Public Office of Medellin.

No. 230, of April 4, 1995 of the Single Notary Public Office of Sabaneta, filed with this Institution on April 17, 1995, on book 9th, page 519, under the No. 3628, by which, the SPIN-OFF is formalized, the corporation is fractionated establishing a new mixed-ownership corporation, its bylaws are amended, and its corporate name is changed from now on to:

INTERCONEXION ELECTRICA S.A. E.S.P.; the initials

ISA- E.S.P. may also be used

No. 808, of December 1st, 1995 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on December 19, 1995, on book 9th, page 1827, under the No. 12784, by which, among other amendments, the corporation changes its corporate name to:

INTERCONEXION ELECTRICA S.A. E.S.P.; the initials

ISA can also be used

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It is a State utility, established by State entities as corporation of the national order, ascribed to the Ministry of Mines and Energy and subject to the legal regime established by the Domiciliary Public Utilities Law (Law 142 of 1994).

No. 746, of November 22, 1996 of the Single Notary Public Office of Sabaneta, filed on November 25, 1996, on book 9th, page 1453, under the No. 10170, by which, among other amendments, the legal nature of the corporation is changed to:

INTERCONEXION ELECTRICA S.A. E.S.P., which can also use the initials ISA E.S.P., is mixed-ownership utility, established as business corporation of the national order, ascribed to the Ministry of Mines and Energy, subject to the legal regime established by the Domiciliary Public Utilities Law (Law 142 of 1994).

No. 25, of January 20, 1998 of the Single Notary Public Office of Sabaneta.
No. 322, of May 14, 1998 of the Single Notary Public Office of Sabaneta.
No. 668, of September 11, 1998 of the Single Notary Public Office of Sabaneta.
No. 905, of November 16, 2000 of the Single Notary Public Office of Sabaneta.
No. 321, of May 11, 2001 of the Single Notary Public Office of Sabaneta.
No. 500, of August 1, 2001 of the Single Notary Public Office of Sabaneta.

No. 243, of May 2, 2002 of the Single Notary Public Office of Sabaneta, supplemented by Public Deed No. 319 of June 5, 2002 of the Single Notary Public Office of Sabaneta.

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No. 569, of June 25, 2003 of the Single Notary Public Office of Sabaneta.

No. 474, of May 13, 2004 of the Single Notary Public Office of Sabaneta.

No. 410, of April 25, 2005 of the Single Notary Public Office of Sabaneta.

CERTIFIES

TERM: That the corporation has not been dissolved and its term is perpetual.

CERTIFIES

CORPORATE PURPOSE: The corporate purpose of ISA is:

1) The operation and maintenance of its own transmission grid.
2) The expansion of the national interconnection grid.
3) The planning and coordination of the operation of the resources of the National Interconnected System.
4) The administration of the Commercial Settlement System and the trading of energy on the Wholesale Energy Market.
5) The development of telecommunication systems, activities and services.
6) The direct or indirect participation in activities and services related to the transport of other energy sources, except where restricted by Law.
7) The provision of technical services in activities related to its corporate purpose as well as professional services required by the Group's companies.

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8) To conduct for third parties any other activity related to the provision of electric power and telecommunications services, abiding by current regulations.

PARAGRAPH ONE: In compliance with its corporate purpose, ISA may carry out its activities in the national territory and abroad, including international interconnections.

PARAGRAPH TWO: Through its statutory body, the corporation may:

1) Enter into any kind of agreements, covenants, contracts and legal business related to the development of its corporate purpose, and particularly to create one-person companies or any type of association or cooperation venture with individuals or legal persons to undertake activities related to the corporate purpose, as well as related or ancillary activities.
2) Participate as partner, member or shareholder in enterprises engaged in activities directed to provide services or goods essential to the fulfillment of the corporate purpose, or in any legal entity engaged in useful activities for the execution of the corporation's corporate purpose.
3) Promote scientific and technologic activities associated with its corporate purpose, and carry out its exploitation, and technical and economic application.
4) Carry out all legal businesses required for an adequate exploitation of the corporation's infrastructure, through the establishment of other services for its own use and for the benefit of third parties. In order to market these services the corporation must comply with the regulations provided to this effect by the

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competent authority. In these cases, the corporation may establish any legal entities required for this purpose or associate with any other natural or legal persons.

5) Take part in the social development of the influence areas of its projects through environmental and community-purpose action plans.

PARAGRAPH THREE: The Corporation, through its corporate bodies and, subject to the commercial, civil and labor legislation, may perform any kind of legal acts and business, dispose of the assets which make up its equity, and acquire any type of property and liabilities whatsoever.

CERTIFIES

AUTHORIZED CAPITAL: That the authorized capital of the corporation is Col$ 35,000,000,000, divided into 1,067,073,170.557590 shares with par value of Col$ 32.80000000535200 each.

SUBSCRIBED AND PAID-IN CAPITAL: That the subscribed and paid-in capital of the corporation is Col$ 32,083,707,208, corresponding to 978,161,805 shares with a value of Col$ 32.800000005352 each.

CERTIFIES

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GENERAL MANAGER: The direction of the administration and the legal representation of the company shall be in the charge of the General Manager. The General Manager shall have two alternates, first and second, who in their order shall replace him in his absolute, temporary or accidental absences.

PARAGRAPH: For matters of legal representation for judicial affairs attorneys at law appointed by the Board of Directors shall represent the Corporation to the judicial, administrative and police authorities.

LEGAL AGENT: The General Manager shall be the legal representative of the corporation and shall be in charge of the direction and administration of the corporate business.

CERTIFIES

DESIGNATIONS:

POSITION	NAME	ID
GENERAL MANAGER	JAVIER GENARO GUTIERREZ PEMBERTHY	19.168.740

Designated by Decree No. 1765 of November 3, 1992 of the Ministry of Mines and Energy, filed with this Chamber on November 11, 1992, on book 9th, page 1704, under the number 11969.

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FIRST ALTERNATE	CESAR AUGUSTO RAMIREZ ROJAS	4.344.455

Designated by Decision No. 25 of January 27, 2000, of the Board of Directors, filed with this Chamber of Commerce on February 1, 2000, on book 9th, page 123, under the number 859.

SECOND ALTERNATE	JORGE RODRIGUEZ ORTIZ	19.250.099

Designated by Decision No. 25 of January 27, 2000, of the Board of Directors, filed with this Chamber of Commerce on February 1, 2000, on book 9th, page 123, under the number 859.

CERTIFIES

DUTIES: The duties of the General Manager are to:

1. Carry out and cause all the transactions and authorizations included within the corporate purpose to be carried out.
2. Enter into and subscribe all the agreements and obligations of the Corporation within the criteria established by the Board of Directors. Delegate the execution of contracts, decentralize the execution of calls for bids and tenders, the ordering of expenditures and authorization of payments, to employees holding executive positions, according to the regulations about contracts issued by the Board of Directors.
3. Prepare and execute the budget approved by the Board of Directors.

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4. Design and execute the development and yearly action plans as well as the investment, maintenance and expenditure programs.
5. Direct the labor relations with authority to delegate duties on this matter, and exercise authority to appoint the personnel taking into account the number of people in the payroll approved by the Board of Directors.
6. Define the organizational and wage structure of the Corporation.
7. Make available to the shareholders, at least fifteen (15) business days before any regular Shareholders' Meeting, the inventory, balance sheet, accounts and an explanatory recount about the corporate business, along with a project for the distribution of earnings, if any, duly approved by the Board of Directors.
8. Determine the investment of the funds available that are necessary for the immediate operations of the Corporation.
9. Examine the books, accounts, correspondence, and cash documents of the Corporation and verify the inventories and securities.
10. Direct the accounting and make sure that it is carried according to the legal regulations applicable.
11. Submit any discrepancies arising between the Corporation and third parties to the decisions of arbitrators according to the provisions of the law on such matters, compromise, or conciliate them with the consent of the third party, or take them to the competent jurisdiction, as the case may be.
12. Appoint attorneys at law to represent the Corporation in judicial, out-of-court and administrative actions, set their fees, and delegate powers to them.

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13. Render justified accounts of his management in the cases determined by the Law.

14. Convene the Board of Directors and the Shareholders' Meeting to regular and special meetings.

15. Establish and direct the internal control of the Corporation, according to the provisions of Article 46 and subsequent Articles of Law 142 of 1994.

16. Appear before a Notary Public to legalize the amendments to the Articles of Incorporation and the decisions of the Shareholders' Meeting and the Board of Directors that need to be formalized as public deed.

17. Present to the Board of Directors, and ensure compliance with, the specific measures regarding the governance of the Corporation, its conduct and information in order to guarantee respect for those who invest in its shares or any other security issued by it, as well as the correct management of its business and the public disclosure of its affairs.

18. Guarantee the respect for every shareholder and securities investor according to the parameters established by market control bodies, and in association with the Board of Directors present to the Shareholders' Meeting a report on the advancement of the Good Governance Code.

19. Provide the market with timely, complete and accurate information about its financial statements and corporate and administrative conduct, without limitation upon the provisions of articles 23 and 48 of Law 222 of 1995.

20. Compile in a good governance code to be presented to the Board of Directors for its approval, all the regulations and systems required by the

Law, and have it permanently available to investors at the offices of the Corporation.

21. Announce in a national circulation newspaper the adoption of the good governance code and every amendment, change or supplement thereto, and indicate the procedure for the public to examine it.

22. Carry out every procedure necessary for the on-line connection of the Corporation to the centralized security depository where the securities issued by the Corporation have been deposited, or agree with the depository the keeping of the shares register in the Corporation's name.

23. Exercise all the other statutory and legal duties assigned or delegated by the Shareholders' Meeting and the Board of Directors.

LIMITATIONS: That one of the functions of the Board of Directors is to authorize any transaction, group of transactions or expansion of a transaction with the same purpose or for the same services conducted with affiliates and exceeding twenty thousand (20,000) monthly statutory minimum wages within a term of twelve (12) consecutive months.

Deliberate and decide on the following:

a) The sale, liquidation, transfer for any reason or disposal or lease of ISA's assets or property, in one or several related transactions whose amount is greater than five point zero percent (5.0%) and less than fifteen point zero percent (15.0%) of ISA's Market Capitalization, or the sale or transfer in

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whole or in part of ISA's business establishment, either in one single transaction or in a series of related transactions within a term of twelve (12) consecutive months.

b) Investments in other corporations or associations of different nature, as well as investments by ISA's subsidiary corporations, either in one single transaction or in a series of related transactions within a term of twelve (12) consecutive months when the amount of the investment exceeds five point zero percent (5.0%) of ISA's Market Capitalization.

c) The execution of transactions, agreements or contracts with its parent company or with subsidiary companies of its parent company, as well as with parent, subsidiary or affiliate companies of said persons (together jointly called "Affiliates") for the acquisition of goods and services, being understood that any of such acquisitions or transactions shall be executed under terms and conditions and at the costs usually applied by ISA to transactions with unrelated third parties, that is, under market conditions.

Paragraph:

For matters of interpretation of these articles of incorporation, Affiliate(s) shall mean, any corporation(s) or person(s) considered as ISA's parent company or subsidiary corporations of such parent company, as well as parent and subsidiary companies of ISA's majority shareholders, or in general, parent, subsidiary or affiliate companies of the aforementioned. Likewise, transaction shall mean any

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transaction, agreement or contract entered into by ISA, under which ISA incurs in any obligation.

AUTHORIZATION TO THE GENERAL MANAGER: Through Decision No. 05 of April 21, 1995 of the Board of Directors, filed with this institution on April 5, 2001 on book 9th, page 478 under the No. 3340, it is agreed:

ARTICLE ONE: To authorize the General Manager to execute in the name of the corporation any act or contract without any limitation as to its amount.

The Board of Directors shall issue its opinion on the opportunity and convenience of executing the contracts that are considered as projects of an expansion plan related to the corporate purpose of the company.

ARTICLE TWO: The execution of contracts whose object is the disposal or encumbrance of the productive assets of the company, or related to real property that is not part of the ordinary course of business, requires the prior authorization of the Board of Directors.

ARTICLE THREE: When the amount is not greater than five thousand monthly statutory minimum wages, authorize the General Manager to delegate, in whole or in part, to employees holding executive positions, the authority to execute contracts, decentralize the execution of calls for bids, tenders or any other

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Noviembre 20 de 1989

contractual proceeding adopted by the company, order expenditures and authorize payments.

ARTICLE FOUR: When complying with the delegation granted by the Energy and Gas Regulatory Commission –CREG-, related to the functions of settlement and administration of charges for using the Grid, the General Manager is authorized, and he in turn is allowed to delegate to employees holding executive positions, to subscribe contracts and invoices, as well as to order expenditures and authorize payments, without any limitation as to their amount.

ARTICLE FIVE: This decision is in force as of the date of its issuance.

CERTIFIES

POSITION	NAME	ID
LEGAL AGENT FOR JUDICIAL AFFAIRS	ALBERTO MAURICIO BERNAL LATORRE	19.392.992

DESIGNATION

By Minutes No. 597 of April 25, 2003, of the Board of Directors filed with this Chamber of Commerce on September 2, 2003, on book 9th, under the number 8470.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

LEGAL AGENT FOR JUDICIAL AFFAIRS	MARTHA ALICIA VANEGAS DE PINO	22.135.267

DESIGNATION

By Minutes No. 597 of April 25, 2003, of the Board of Directors filed with this Chamber of Commerce on September 2, 2003, on book 9th, under the number 8470.

LEGAL AGENT FOR JUDICIAL AFFAIRS	LUZ ADRIANA ARISTIZABAL BOTERO	43.731.325

DESIGNATION

By Minutes No. 597 of April 25, 2003, of the Board of Directors filed with this Chamber of Commerce on September 2, 2003, on book 9th, under the number 8470.

CERTIFIES

AUTHORITY OF THE LEGAL AGENT FOR JUDICIAL AFFAIRS: To exercise the legal representation for judicial affairs, the agents who will represent the company before the jurisdictional, administrative and police authorities shall have the powers inherent to the nature of such representation, such as:

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

a) On behalf of the corporation, accept service of process of acts and decisions issued by any administrative or judicial authority in the Republic of Colombia and abroad, and present appeals in the administrative proceedings of interest to the company.

b) Conduct the judicial, administrative and police proceedings where ISA has a stake as plaintiff, defendant or third party and represent the company in the proceedings of conciliation, arbitration and amicable composition, with all the powers necessary for such effect, such as faculty to conciliate, settle, receive and recognize documents on behalf of the corporation.

c) Conciliate on behalf of the company in the conciliation hearings of out-of-court and prior-to-court proceedings, and those requested in judicial proceedings according to the conditions determined by the company for every case.

d) Answer examination in any action of which the company is a party either as plaintiff or defendant or as a third party, or when taking evidence in prior-to-court proceedings.

e) Any other power related to the nature of said representation

CERTIFIES

BOARD OF DIRECTORS

POSITION	NAME	ID
PRINCIPAL MEMBER	MINISTRY OF MINES AND	

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ENERGY

MINISTER

DESIGNATION

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

PRINCIPAL MEMBER MINISTRY OF FINANCE AND

PUBLIC CREDIT

VICE-MINISTER GENERAL

DESIGNATION

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

PRINCIPAL MEMBER ISAAC YANOVICH FARBAIARZ 8.243.355

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

DESIGNATION

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

PRINCIPAL MEMBER	EMPRESAS PUBLICAS DE MEDELLIN E.S.P. ENERGY GENERATION MANAGER (or the position that along the restructuring process is subsequently created to replace it)

DESIGNATION

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

PRINCIPAL MEMBER	LUIS FERNANDO ALARCON MANTILLA	19.144.982

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

DESIGNATION

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

PRINCIPAL MEMBER HERNAN MARTINEZ TORRES 9.048.148

DESIGNATION

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

PRINCIPAL MEMBER ORLANDO CABRALES MARTINEZ 3.789.316

DESIGNATION

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

ALTERNATE MEMBER MINISTRY OF MINES AND ENERGY
VICE-MINISTER

DESIGNATION

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

ALTERNATE MEMBER MINISTRY OF FINANCE AND
PUBLIC CREDIT
ASSISTANT LAWYER TO THE
MINISTER

DESIGNATION

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

ALTERNATE MEMBER LUIS FERNANDO URIBE RESTREPO 70.103.529

DESIGNATION

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

ALTERNATE MEMBER EMPRESAS PUBLICAS DE
MEDELLIN E.S.P.
ENERGY DISTRIBUTION
MANAGER
(Or the position that along the
restructuring process is
subsequently created to replace it)
DESIGNATION

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

	JORGE HERNAN CARDENAS SANTAMARIA	79.149.341
	DESIGNATION	

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

ALTERNATE MEMBER	MARIA ISABEL PATIÑO OSORIO	39.682.586
	DESIGNATION	

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ALTERNATE MEMBER	ANDRES FELIPE MEJIA CARDONA	19.463.151

DESIGNATION

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

CERTIFIES

POSITION	NAME	ID
AUDITING FIRM	PRICE WATERHOUSE COOPERS LTDA	

DESIGNATION

By Minutes No. 93 of March 29, 2005, of the Regular Stockholders' Meeting formalized by public deed No. 410 of April 25, 2005 of the Single Notary Public Office of Sabaneta, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

PRINCIPAL AUDITOR	CARLOS ENRIQUE GORDILLO	14.229.506

BOLAÑOS

DESIGNATION

By communication of March 31, 2005 from the Auditing Firm, filed with this Chamber of Commerce on April 28, 2005, on book 9th, under the number 4270.

ALTERNATE AUDITOR	JOAQUIN GUILLERMO MOLINA MORALES	98.576.871

DESIGNATION

By communication of November 15, 2005 from the Auditing Firm, filed with this Chamber of Commerce on November 18, 2005, on book 9th, under the number 11714.

CERTIFIES

PROHIBITIONS: Without limitation upon the provisions of the Law and these Articles of Incorporation, the Corporation may not:

1. Become guarantor of third party's liabilities, except:

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

a) Those guaranteeing corporations or associations where ISA has a stake, limited up to the percentage of its participation therein, for liabilities incurred by them with financial and insurance institutions legally established and under the inspection of competent authorities in Colombia or abroad, prior authorization from the Board of Directors.

b) Those liabilities that support Specific Purpose Companies where ISA has a stake, limited up to the percentage of such capital participation, and with respect to liabilities incurred by them with suppliers of goods and services during the construction stage of the projects awarded to ISA and that ISA has decided to execute through such type of companies.

2. Refuse to record on the Register of Liens of Shares, shares traded in accordance with applicable regulations.

CERTIFIES

That by Resolution No. 205 of February 18, 2004 of the Securities and Exchange Commission of Bogota D.C., filed with this Chamber of Commerce on February 19, 2004, on book 9th, under the number 1572, the legal representative of the Bondholders is appointed as follows:

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

POSITION	NAME	ID
LEGAL REPRESENTATIVE OF THE BONDHOLDERS	FIDUCIARIA DEL VALLE S.A.	800.140.887

CERTIFIES

WEBPAGE ADDRESS: That in communication of March 1, 2002, filed with this Chamber of Commerce on March 20, 2002, on book 9th, page 370, under the number 2587, the corporation notifies the following Webpage addresses:

isa.com.co

mem.com. co

CERTIFIES

CONTROL STATUS

PARENT COMPANY	033962 04 INTERCONEXION ELECTRICA S.A. E.S.P.
DOMICILE:	MEDELLIN – COLOMBIAN
ACTIVITY:	OPERATION AND MAINTENANCE OF ITS OWN ENERGY TRANSMISSION GRID

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Controls:

TRANSELCA S.A. E.S.P.

DOMICILE BARRANQUILLA – COLOMBIAN

None

GROUNDS: ARTICLE 261 – SENTENCE 1 OF THE COMMERCIAL CODE: OWNS 64.997% OF THE CORPORATION'S EQUITY

ACTIVITY: PROVISION OF THE PUBLIC SERVICE OF ELECTRIC ENERGY TRANSMISSION

DOCUMENT: PRIVATE OF OCTOBER 15, 1999

FILING: Book 9 No. 00534 No. 3736 00/04/24

ECONOMIC GROUP

PARENT COMPANY 033962 04 INTERCONEXION ELECTRICA S.A. E.S.P.

DOMICILE: MEDELLIN – COLOMBIAN

ACTIVITY: OPERATION AND MAINTENANCE OF ITS OWN TRANSMISSION GRID

Controls:

262934 04 INTERNEXA S.A. E.S.P.

DOMICILE: MEDELLIN – COLOMBIAN

Affiliate

GROUNDS: ARTICLE 261 – SENTENCE 1 OF THE COMMERCIAL CODE: OWNS 99.99% OF THE CORPORATION'S EQUITY

BUSINESS: ADMINISTRATION, COMMERCIALIZATION AND PROVISION OF INTERCOMMUNICATION SERVICES AND ACTIVITIES SUCH AS CARRIER, IP-BASED, VALUE ADDED, RURAL MOBILE TELEPHONY AND ANCILLARY ACTIVITIES, AND IN GENERAL, ANY TELECOMMUNICATIONS SERVICE OR ACTIVITY.

DOCUMENT: PRIVATE OF FEBRUARY 22, 2001

FILING: Book 9 No. 9095 01/09/24

298032 04 FLYCOM COMUNICACIONES S.A. E.S.P.

INITIALS FLYCOM S.A. E.S.P.

DOMICILE: MEDELLIN – COLOMBIAN

Affiliate

GROUNDS: ARTICLE 261 – SENTENCE 1 OF THE COMMERCIAL CODE: OWNS 69.13% OF THE CORPORATION'S EQUITY

ACTIVITY: PROVISION OF TELECOMMUNICATIONS, COMMUNICATIONS, VALUE ADDED AND IP-BASED SERVICES.

DOCUMENT: PRIVATE OF FEBRUARY 22, 2001

FILING: Book 9 No. 9095 01/09/24

350967 04 XM COMPAÑIA DE EXPERTOS EN MERCADOS S.A. E.S.P.

INITIALS: XM S.A. E.S.P.

DOMICILE: MEDELLIN – COLOMBIAN

Affiliate

GROUNDS: ARTICLE 261 – SENTENCE 1 OF THE COMMERCIAL CODE: OWNS 99.67% OF THE CORPORATION'S EQUITY

ACTIVITY: 1) ACTIVITIES RELATED TO THE OPERATION PLANNING AND COORDINATION FOR THE RESOURCES OF THE NATIONAL INTERCONNECTED SYSTEM, THE ADMINISTRATION OF THE ELECTRIC POWER COMMERCIAL SETTLEMENT SYSTEM IN THE WHOLESALE ENERGY MARKET, AS WELL AS THE CALCULATION AND ADMINISTRATION OF CHARGES FOR USE OF THE GRIDS OF

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

THE NATIONAL INTERCONNECTED SYSTEM, ABIDING BY THE PROVISIONS OF THE OPERATION REGULATIONS ISSUED BY THE ENERGY AND GAS REGULATORY COMMISSION (CREG), THE AGREEMENTS ISSUED BY THE NATIONAL OPERATION COUNCIL (CNO) AND OTHER APPLICABLE COLOMBIAN REGULATIONS.

2) CONDUCT, NATIONALLY AND INTERNATIONALLY, ACTIVITIES RELATED TO THE OPERATION OF ELECTRIC POWER AND GAS SYSTEMS, THE ADMINISTRATION OF RELATED MARKETS, AND THE CALCULATION AND ADMINISTRATION OF THE CHARGES FOR USE OF THE ELECTRIC POWER AND GAS TRANSPORT NETWORKS.

3) ADMINISTRATION OF FINANCIAL DERIVATIVE MARKETS THAT HAVE ELECTRIC POWER AND GAS AS UNDERLYING ACTIVITIES, INCLUDING CLEARING SYSTEMS.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

4) ANCILLARY ACTIVITIES, EITHER DIRECTLY RELATED TO ITS CORPORATE PURPOSE OR VALUE-ADDED ACTIVITIES. ALSO PROVISION OF TECHNICAL SERVICES RELATED TO THE TECHNOLOGY AND KNOWLEDGE ACQUIRED ALONG THE EXERCISE AND DEVELOPMENT OF ITS CORPORATE PURPOSE.

DOCUMENT: PRIVATE OF SEPTEMBER 15, 2005

FILING: Book 9 No. 9347 05/09/15

RED DE ENERGIA DEL PERU S.A.

DOMICILE: LIMA – PERUVIAN

Subsidiary

GROUNDS: ARTICLE 261 – SENTENCE 1 OF THE COMMERCIAL CODE: ISA OWNS 30% OF REP'S EQUITY DIRECTLY, AND 30% THROUGH ITS AFFILIATE TRANSELCA S.A. E.S.P.

ACTIVITY: TRANSMISSION OF ELECTRIC POWER

DOCUMENT: PRIVATE OF SEPTEMBER 20, 2002

FILING: Book 9 No. 10219 02/10/15

TRANSELCA S.A. E.S.P.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

DOMICILE: BARRANQUILLA – COLOMBIAN

Affiliate

GROUNDS: ARTICLE 261 – SENTENCE 1 OF THE COMMERCIAL CODE: DIRECTLY OWNS 64.99% THROUGH TRANSELCA S.A.

ACTIVITY: PROVISION OF PUBLIC SERVICES OF TRANSMISSION OF ELECTRIC POWER AND PLANNING AND COORDINATION OF OPERATIONS

DOCUMENT: PRIVATE OF SEPTEMBER 22, 2001

FILING: Book 9 No. 9095 01/09/24

INTERCONEXION ELECTRICA ISA PERU S. A.

DOMICILE: LIMA – PERUVIAN

Subordinate

GROUNDS: ARTICLE 261 – SENTENCE 1 OF THE COMMERCIAL CODE: DIRECTLY OWNS 28.07% THROUGH TRANSELCA S.A. AND 54.85% OF ISA PERU S.A.

ACTIVITY: TRANSMISSION OF ELECTRIC POWER AND MAINTENANCE OF TRANSMISSION GRIDS

DOCUMENT: PRIVATE OF SEPTEMBER 22, 2001

FILING: Book 9 No. 9095 01/09/24

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

INTERCONEXION ELECTRICA ISA BOLIVIA S. A.

DOMICILE: SANTA CRUZ – BOLIVIAN

Affiliate

GROUNDS: ARTICLE 261 – SENTENCE 1 OF THE COMMERCIAL CODE: OWNS 51% OF CAPITAL STOCK

ACTIVITY: TRANSMISSION OF ELECTRIC POWER; CONSTRUCTION, OPERATION AND MAINTENANCE OF ELECTRICITY GRIDS

DOCUMENT: PRIVATE OF AUGUST 29, 2003

FILING: Book 9 No. 8435 03/09/01

ISA CAPITAL DO BRASIL LTDA

DOMICILE: SAO PAULO

Affiliate

GROUNDS: ARTICLE 261 – SENTENCE 1 OF THE COMMERCIAL CODE: OWNS 99.99% OF CAPITAL STOCK

ACTIVITY: PARTICIPATION IN THE CAPITAL OF OTHER COMPANIES AND IN OTHER UNDERTAKINGS AS PARTNER OR SHAREHOLDER, PARTY IN A JOINT VENTURE, MEMBER OF A CONSORTIUM, OR ANY OTHER TYPE OF BUSINESS COOPERATION.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

DOCUMENT: PRIVATE OF DECEMBER 1, 2005

FILING: Book 9 No. 12520 05/12/09

CERTIFIES

NOTICE OF LEGAL ADDRESS

Calle 12 SUR 18 168 MEDELLIN

CERTIFIES

That in the CHAMBER OF COMMERCE OF MEDELLIN FOR ANTIOQUIA there is no record subsequent to the previously mentioned, of documents regarding amendment, dissolution, liquidation or appointment of legal agents of the said entity.

The acts of filing herein certified become definite five (5) business days after their notification, providing they have not been subject to administrative action according to the terms of article 50 of the Administrative Jurisdiction Code.

CERTIFIES

Date of Renewal: March 31, 2005

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Medellin, March 01, 2006 Time: 9:49 AM

(signed)

GLORIA MARIA ESPINOSA ALZATE

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned ANA LUCIA URIBE DE R., official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in 37 pages of the Certificate of Incorporation and Incumbency of Interconexion Electrica S. A. E. S. P.

IN TESTIMONY THEREOF, I sign my name and stamp my official seal in my office, in the city of Medellín, today, March 14, 2006.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Tab 24

Two (2) copies of ISA's annual report for year 2005 in English (Attached).